U.S. Securities and Exchange Commission
Washington, D.C. 20549



03043367

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# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K For 12/17/03 2003-RZ5
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110437
SEC File Number of Registration Statement

________________________________________
Name of Person Filing the Document
(if Other than the Registrant)



**SIGNATURES**

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 17th day of December, 2003.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: ________________________
Mark White
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ________________________
(Name)

## RAMP 2003-RZ5
## Class A-4

Banc of America Securities

| Pmt Date | Period | Balance | Principal |
|---|---|---|---|
| 01/25/2004 | 1 | 23,400,000 | 0 |
| 02/25/2004 | 2 | 23,400,000 | 0 |
| 03/25/2004 | 3 | 23,400,000 | 0 |
| 04/25/2004 | 4 | 23,400,000 | 0 |
| 05/25/2004 | 5 | 23,400,000 | 0 |
| 06/25/2004 | 6 | 23,400,000 | 0 |
| 07/25/2004 | 7 | 23,400,000 | 0 |
| 08/25/2004 | 8 | 23,400,000 | 0 |
| 09/25/2004 | 9 | 23,400,000 | 0 |
| 10/25/2004 | 10 | 23,400,000 | 0 |
| 11/25/2004 | 11 | 23,400,000 | 0 |
| 12/25/2004 | 12 | 23,400,000 | 0 |
| 01/25/2005 | 13 | 23,400,000 | 0 |
| 02/25/2005 | 14 | 23,400,000 | 0 |
| 03/25/2005 | 15 | 23,400,000 | 0 |
| 04/25/2005 | 16 | 23,400,000 | 0 |
| 05/25/2005 | 17 | 23,400,000 | 0 |
| 06/25/2005 | 18 | 23,400,000 | 0 |
| 07/25/2005 | 19 | 23,400,000 | 0 |
| 08/25/2005 | 20 | 23,400,000 | 0 |
| 09/25/2005 | 21 | 23,400,000 | 0 |
| 10/25/2005 | 22 | 23,400,000 | 0 |
| 11/25/2005 | 23 | 23,400,000 | 0 |
| 12/25/2005 | 24 | 23,400,000 | 0 |
| 01/25/2006 | 25 | 23,400,000 | 0 |
| 02/25/2006 | 26 | 23,400,000 | 0 |
| 03/25/2006 | 27 | 23,400,000 | 0 |
| 04/25/2006 | 28 | 23,400,000 | 0 |
| 05/25/2006 | 29 | 23,400,000 | 0 |
| 06/25/2006 | 30 | 23,400,000 | 0 |
| 07/25/2006 | 31 | 23,400,000 | 0 |
| 08/25/2006 | 32 | 23,400,000 | 0 |
| 09/25/2006 | 33 | 23,400,000 | 0 |
| 10/25/2006 | 34 | 23,400,000 | 0 |
| 11/25/2006 | 35 | 23,400,000 | 0 |
| 12/25/2006 | 36 | 23,400,000 | 0 |
| 01/25/2007 | 37 | 23,400,000 | 0 |
| 02/25/2007 | 38 | 23,400,000 | 0 |
| 03/25/2007 | 39 | 23,400,000 | 0 |
| 04/25/2007 | 40 | 23,400,000 | 0 |
| 05/25/2007 | 41 | 23,400,000 | 0 |
| 06/25/2007 | 42 | 23,400,000 | 0 |
| 07/25/2007 | 43 | 23,400,000 | 0 |
| 08/25/2007 | 44 | 23,400,000 | 0 |
| 09/25/2007 | 45 | 23,400,000 | 0 |
| 10/25/2007 | 46 | 23,400,000 | 795,520 |
| 11/25/2007 | 47 | 22,604,480 | 4,312,273 |
| 12/25/2007 | 48 | 18,292,207 | 4,197,933 |
| 01/25/2008 | 49 | 14,094,274 | 4,086,462 |
| 02/25/2008 | 50 | 10,007,811 | 3,977,789 |
| 03/25/2008 | 51 | 6,030,022 | 3,871,847 |
| 04/25/2008 | 52 | 2,158,175 | 2,158,175 |

## Transaction

**Issuer:** Residential Asset Mortgage Products, Inc
**Series:** 2003-RZ5

***Collateral:*** *$875 Million of Home Equity Mortgage Loans*

**Servicer:** Residential Funding Corporation

**Rating Agencies:** Moody's and S&P

## Structure

**Credit Support**

1- Excess Interest
2- *Overcollateralization*
3- Subordination

| Class | Moody's | S&P | Cpn Type | Amount | Initial Size | Initial C/E | Stepdown C/E |
|---|---|---|---|---|---|---|---|
| **Seniors** | Aaa | AAA | Fixed/Float | 785,313,000 | 89.75% | 10.25% | 22.70% |
| **M-1** | Aa2 | AA | Fixed | 41,562,000 | 4.75% | 5.50% | 13.20% |
| **M-2** | A2 | A | Fixed | 32,813,000 | 3.75% | 1.75% | 5.70% |
| **M-3** | Baa1 | BBB | Fixed | 15,312,000 | 1.75% | 0.00% | 2.20% |
| **OC Target** | - | - | - | *9,625,000* | 1.10% | - | - |

*After the Stepdown Date the subordinates may receive principal payments*
Zero initial OC building to 1.10% of original pool balance

**Trigger Event** A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The 60+ day Delinquency Percentage equals or exceeds 8.00%
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

| Distribution Dates | Cumulative Realized Loss Percentage |
|---|---|
| January 2007 - December 2007 | 2.50% |
| January 2008 - December 2008 | 3.20% |
| January 2009 - December 2009 | 4.05% |
| January 2010 and afterwards | 4.25% |

## *M-2 Loss Coverage*

**First Principal Loss**

| | Fwd LIBOR + 200 | | | Fwd LIBOR + 400 | | |
|---|---|---|---|---|---|---|
| **CPR** | **CDR** | **Cum Loss** | **WAL** | **CDR** | **Cum Loss** | **WAL** |
| **15 CPR** | 2.8% | 13.7% | 19.51 | 2.7% | 13.2% | 19.78 |
| **Pricing Speed** | 2.8% | 9.2% | 12.96 | 2.7% | 8.9% | 13.01 |
| **30 CPR** | 2.9% | 7.4% | 10.81 | 2.8% | 7.2% | 10.83 |
| **40 CPR** | 3.0% | 5.6% | 7.81 | 2.9% | 5.4% | 7.81 |
| **45 CPR** | 3.0% | 4.8% | 6.70 | 3.0% | 4.8% | 6.75 |
| **50 CPR** | 3.2% | 4.5% | 5.87 | 3.1% | 4.4% | 5.86 |

## *M-3 Loss Coverage*

| | Fwd LIBOR + 200 | | | Fwd LIBOR + 400 | | |
|---|---|---|---|---|---|---|
| **CPR** | **CDR** | **Cum Loss** | **WAL** | **CDR** | **Cum Loss** | **WAL** |
| **15 CPR** | 2.5% | 12.4% | 23.01 | 2.4% | 11.9% | 23.77 |
| **Pricing Speed** | 2.3% | 7.6% | 15.84 | 2.2% | 7.3% | 15.91 |
| **30 CPR** | 2.2% | 5.7% | 13.08 | 2.1% | 5.5% | 13.05 |
| **40 CPR** | 2.0% | 3.8% | 9.36 | 1.9% | 3.6% | 9.31 |
| **45 CPR** | 2.0% | 3.3% | 8.19 | 1.9% | 3.1% | 8.15 |
| **50 CPR** | 1.9% | 2.7% | 7.05 | 1.9% | 2.7% | 7.13 |

100% loss severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at Pricing Speed

## *Transaction*

**Issuer:** Residential Asset Mortgage Products, Inc
**Series:** 2003-RZ5

**Collateral:** $875 Million of Home Equity Mortgage Loans

**Servicer:** Residential Funding Corporation

**Rating Agencies:** Moody's and S&P

## *Structure*

**Credit Support**

1- Excess Interest
2- Overcollateralization
3- Subordination

| Class | Moody's | S&P | Cpn Type | Amount | Initial Size | Initial C/E | Stepdown C/E |
|---|---|---|---|---|---|---|---|
| **Seniors** | Aaa | AAA | Fixed/Float | 785,313,000 | 89.75% | 10.25% | 22.70% |
| **M-1** | Aa2 | AA | Fixed | 41,562,000 | 4.75% | 5.50% | 13.20% |
| **M-2** | A2 | A | Fixed | 32,813,000 | 3.75% | 1.75% | 5.70% |
| **M-3** | Baa1 | BBB | Fixed | 15,312,000 | 1.75% | 0.00% | 2.20% |
| **OC Target** | - | - | - | *9,625,000* | 1.10% | - | - |

After the Stepdown Date the subordinates may receive principal payments
Zero initial OC building to 1.10% of original pool balance

**Trigger Event**

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The 60+ day Delinquency Percentage equals or exceeds 8.00%
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

| Distribution Dates | Cumulative Realized Loss Percentage |
|---|---|
| January 2007 - December 2007 | 2.50% |
| January 2008 - December 2008 | 3.20% |
| January 2009 - December 2009 | 4.05% |
| January 2010 and afterwards | 4.25% |

## *Loss Coverage*

**First Principal Loss**

| | M-1 | | M-2 | |
|---|---|---|---|---|
| **HEP** | **Terminal CDR** | **Cum Loss** | **Terminal CDR** | **Cum Loss** |
| **14 HEP** | 6.7% | 14.8% | 4.5% | 10.8% |
| **20 HEP** | 8.2% | 12.0% | 5.0% | 8.0% |
| **28 HEP** | 11.0% | 9.9% | 6.1% | 6.1% |

65% Severity
12 month lag in recoveries
LIBOR flat for 5 months then increases by 400 bps over 12mos
*Trigger failing*
Run to maturity
Defaults are in addition to prepayments
CDR Curve remains 0 for 8 months and then ramps to the Terminal CDR over 30 months

## Transaction

**Issuer:** Residential Asset Mortgage Products, Inc
**Series:** 2003-RZ5

**Collateral:** $875 Million of Home Equity Mortgage Loans

**Servicer:** Residential Funding Corporation

**Rating Agencies:** Moody's and S&P

## Structure

**Credit Support**

1- Excess Interest
2- Overcollateralization
3- Subordination

| Class | Moody's | S&P | Cpn Type | Amount | Initial Size | Initial C/E | Stepdown C/E |
|---|---|---|---|---|---|---|---|
| Seniors | Aaa | AAA | Fixed/Float | 785,313,000 | 89.75% | 10.25% | 22.70% |
| M-1 | Aa2 | AA | Fixed | 41,562,000 | 4.75% | 5.50% | 13.20% |
| M-2 | A2 | A | Fixed | 32,813,000 | 3.75% | 1.75% | 5.70% |
| M-3 | Baa1 | BBB | Fixed | 15,312,000 | 1.75% | 0.00% | 2.20% |
| OC Target | - | - | - | *9,625,000* | 1.10% | - | - |

After the Stepdown Date the subordinates may receive principal payments
Zero initial OC building to 1.10% of original pool balance

**Trigger Event**

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The 60+ day Delinquency Percentage equals or exceeds 8.00%
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

| Distribution Dates | Cumulative Realized Loss Percentage |
|---|---|
| January 2007 - December 2007 | 2.50% |
| January 2008 - December 2008 | 3.20% |
| January 2009 - December 2009 | 4.05% |
| January 2010 and afterwards | 4.25% |

## Loss Coverage

**First Principal Loss**

| | Pricing Speed | | | | 2x Pricing Speed | | | |
|---|---|---|---|---|---|---|---|---|
| Class | CDR | Cum Loss | WAL | Break Period | CDR | Cum Loss | WAL | Break Period |
| M-1 | 8.1% | 13.0% | 10.36 | 200 | 10.7% | 9.2% | 5.12 | 73 |
| M-2 | 5.6% | 9.5% | 11.80 | 171 | 6.1% | 5.5% | 5.77 | 76 |
| M-3 | 4.7% | 8.2% | 14.46 | 116 | 4.2% | 3.8% | 7.00 | 58 |

55% loss severity
6 month lag in recoveries
Servicer Advances P&I
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Fwd LIBOR

**RAMP 2003-RZ5**
**Class M-3**

Banc of America Securities 

| Pmt Date | Period | Balance | Principal |
|---|---|---|---|
| 01/25/2004 | 1 | 15,312,000 | 0 |
| 02/25/2004 | 2 | 15,312,000 | 0 |
| 03/25/2004 | 3 | 15,312,000 | 0 |
| 04/25/2004 | 4 | 15,312,000 | 0 |
| 05/25/2004 | 5 | 15,312,000 | 0 |
| 06/25/2004 | 6 | 15,312,000 | 0 |
| 07/25/2004 | 7 | 15,312,000 | 0 |
| 08/25/2004 | 8 | 15,312,000 | 0 |
| 09/25/2004 | 9 | 15,312,000 | 0 |
| 10/25/2004 | 10 | 15,312,000 | 0 |
| 11/25/2004 | 11 | 15,312,000 | 0 |
| 12/25/2004 | 12 | 15,312,000 | 0 |
| 01/25/2005 | 13 | 15,312,000 | 0 |
| 02/25/2005 | 14 | 15,312,000 | 0 |
| 03/25/2005 | 15 | 15,312,000 | 0 |
| 04/25/2005 | 16 | 15,312,000 | 0 |
| 05/25/2005 | 17 | 15,312,000 | 0 |
| 06/25/2005 | 18 | 15,312,000 | 0 |
| 07/25/2005 | 19 | 15,312,000 | 0 |
| 08/25/2005 | 20 | 15,312,000 | 0 |
| 09/25/2005 | 21 | 15,312,000 | 0 |
| 10/25/2005 | 22 | 15,312,000 | 0 |
| 11/25/2005 | 23 | 15,312,000 | 0 |
| 12/25/2005 | 24 | 15,312,000 | 0 |
| 01/25/2006 | 25 | 15,312,000 | 0 |
| 02/25/2006 | 26 | 15,312,000 | 0 |
| 03/25/2006 | 27 | 15,312,000 | 0 |
| 04/25/2006 | 28 | 15,312,000 | 0 |
| 05/25/2006 | 29 | 15,312,000 | 0 |
| 06/25/2006 | 30 | 15,312,000 | 0 |
| 07/25/2006 | 31 | 15,312,000 | 0 |
| 08/25/2006 | 32 | 15,312,000 | 0 |
| 09/25/2006 | 33 | 15,312,000 | 0 |
| 10/25/2006 | 34 | 15,312,000 | 0 |
| 11/25/2006 | 35 | 15,312,000 | 0 |
| 12/25/2006 | 36 | 15,312,000 | 0 |
| 01/25/2007 | 37 | 15,312,000 | 2,287,992 |
| 02/25/2007 | 38 | 13,024,008 | 330,114 |
| 03/25/2007 | 39 | 12,693,894 | 321,789 |
| 04/25/2007 | 40 | 12,372,105 | 313,673 |
| 05/25/2007 | 41 | 12,058,432 | 305,762 |
| 06/25/2007 | 42 | 11,752,669 | 298,051 |
| 07/25/2007 | 43 | 11,454,619 | 290,533 |
| 08/25/2007 | 44 | 11,164,085 | 283,205 |
| 09/25/2007 | 45 | 10,880,880 | 276,062 |
| 10/25/2007 | 46 | 10,604,818 | 269,098 |
| 11/25/2007 | 47 | 10,335,720 | 262,310 |
| 12/25/2007 | 48 | 10,073,409 | 255,693 |
| 01/25/2008 | 49 | 9,817,716 | 249,243 |
| 02/25/2008 | 50 | 9,568,473 | 242,955 |
| 03/25/2008 | 51 | 9,325,517 | 236,826 |
| 04/25/2008 | 52 | 9,088,692 | 230,850 |
| 05/25/2008 | 53 | 8,857,841 | 225,026 |
| 06/25/2008 | 54 | 8,632,815 | 219,348 |
| 07/25/2008 | 55 | 8,413,468 | 213,813 |
| 08/25/2008 | 56 | 8,199,655 | 208,417 |
| 09/25/2008 | 57 | 7,991,238 | 203,157 |
| 10/25/2008 | 58 | 7,788,080 | 198,030 |
| 11/25/2008 | 59 | 7,590,051 | 193,032 |
| 12/25/2008 | 60 | 7,397,019 | 188,159 |
| 01/25/2009 | 61 | 7,208,860 | 183,410 |
| 02/25/2009 | 62 | 7,025,450 | 250,035 |
| 03/25/2009 | 63 | 6,775,415 | 283,807 |
| 04/25/2009 | 64 | 6,491,608 | 276,642 |
| 05/25/2009 | 65 | 6,214,966 | 269,656 |
| 06/25/2009 | 66 | 5,945,310 | 262,847 |
| 07/25/2009 | 67 | 5,682,464 | 256,209 |
| 08/25/2009 | 68 | 5,426,255 | 249,738 |
| 09/25/2009 | 69 | 5,176,517 | 243,429 |
| 10/25/2009 | 70 | 4,933,088 | 237,280 |
| 11/25/2009 | 71 | 4,695,808 | 231,286 |
| 12/25/2009 | 72 | 4,464,522 | 225,442 |
| 01/25/2010 | 73 | 4,239,081 | 219,745 |
| 02/25/2010 | 74 | 4,019,335 | 214,192 |
| 03/25/2010 | 75 | 3,805,143 | 208,779 |
| 04/25/2010 | 76 | 3,596,364 | 203,502 |
| 05/25/2010 | 77 | 3,392,863 | 198,357 |
| 06/25/2010 | 78 | 3,194,505 | 193,343 |
| 07/25/2010 | 79 | 3,001,163 | 188,454 |
| 08/25/2010 | 80 | 2,812,709 | 183,689 |
| 09/25/2010 | 81 | 2,629,020 | 179,043 |
| 10/25/2010 | 82 | 2,449,977 | 174,514 |
| 11/25/2010 | 83 | 2,275,463 | 170,100 |
| 12/25/2010 | 84 | 2,105,363 | 165,796 |
| 01/25/2011 | 85 | 1,939,567 | 161,601 |
| 02/25/2011 | 86 | 1,777,966 | 157,512 |
| 03/25/2011 | 87 | 1,620,454 | 153,525 |
| 04/25/2011 | 88 | 1,466,929 | 149,639 |
| 05/25/2011 | 89 | 1,317,291 | 145,850 |
| 06/25/2011 | 90 | 1,171,440 | 142,157 |
| 07/25/2011 | 91 | 1,029,283 | 138,557 |
| 08/25/2011 | 92 | 890,726 | 135,048 |
| 09/25/2011 | 93 | 755,678 | 131,627 |
| 10/25/2011 | 94 | 624,051 | 624,051 |

Banc of America Securities

All Information is Preliminary and Subject to Change

Issuer RAMP 2003-RZ5

**Class M-1 Yields**

| Price | 75% | 100% | 125% | 150% | 175% | 200% |
|---|---|---|---|---|---|---|
| 97.00 | 5.93 | 6.05 | 6.15 | 6.22 | 6.23 | 6.28 |
| 97.50 | 5.83 | 5.93 | 6.02 | 6.07 | 6.08 | 6.12 |
| 98.00 | 5.74 | 5.82 | 5.88 | 5.92 | 5.93 | 5.96 |
| 98.50 | 5.65 | 5.70 | 5.75 | 5.77 | 5.78 | 5.80 |
| 99.00 | 5.56 | 5.59 | 5.61 | 5.63 | 5.63 | 5.64 |
| 99.50 | 5.47 | 5.47 | 5.48 | 5.48 | 5.48 | 5.49 |
| 100.00 | 5.38 | 5.36 | 5.35 | 5.34 | 5.33 | 5.33 |
| 100.50 | 5.29 | 5.25 | 5.21 | 5.19 | 5.19 | 5.17 |
| 101.00 | 5.20 | 5.13 | 5.08 | 5.05 | 5.04 | 5.02 |
| 101.50 | 5.11 | 5.02 | 4.95 | 4.91 | 4.90 | 4.86 |
| 102.00 | 5.02 | 4.91 | 4.82 | 4.77 | 4.75 | 4.71 |
| 102.50 | 4.93 | 4.80 | 4.70 | 4.63 | 4.61 | 4.56 |
| 103.00 | 4.85 | 4.69 | 4.57 | 4.49 | 4.47 | 4.41 |
| **WAL** | **6.92** | **5.25** | **4.37** | **3.94** | **3.84** | **3.59** |
| **Mod Dur** | **5.54** | **4.41** | **3.78** | **3.46** | **3.38** | **3.19** |
| **First Prin Pay** | **05/25/2007** | **01/25/2007** | **03/25/2007** | **04/25/2007** | **06/25/2007** | **07/25/2007** |
| **Maturity** | **05/25/2014** | **10/25/2011** | **02/25/2010** | **12/25/2008** | **02/25/2008** | **07/25/2007** |
| **Prin Window** | **85** | **58** | **36** | **21** | **9** | **1** |

**Class M-2 Yields**

| | | | PPC | | | |
|---|---|---|---|---|---|---|
| Price | 75% | 100% | 125% | 150% | 175% | 200% |
| 97.00 | 6.23 | 6.35 | 6.46 | 6.54 | 6.59 | 6.60 |
| 97.50 | 6.13 | 6.23 | 6.32 | 6.38 | 6.42 | 6.44 |
| 98.00 | 6.04 | 6.11 | 6.18 | 6.23 | 6.26 | 6.27 |
| 98.50 | 5.94 | 6.00 | 6.04 | 6.08 | 6.10 | 6.10 |
| 99.00 | 5.85 | 5.88 | 5.91 | 5.93 | 5.94 | 5.94 |
| 99.50 | 5.76 | 5.77 | 5.77 | 5.77 | 5.78 | 5.78 |
| 100.00 | 5.67 | 5.65 | 5.64 | 5.62 | 5.62 | 5.62 |
| 100.50 | 5.58 | 5.54 | 5.50 | 5.48 | 5.46 | 5.45 |
| 101.00 | 5.49 | 5.42 | 5.37 | 5.33 | 5.30 | 5.29 |
| 101.50 | 5.40 | 5.31 | 5.24 | 5.18 | 5.15 | 5.13 |
| 102.00 | 5.31 | 5.20 | 5.10 | 5.03 | 4.99 | 4.98 |
| 102.50 | 5.22 | 5.09 | 4.97 | 4.89 | 4.84 | 4.82 |
| 103.00 | 5.13 | 4.98 | 4.84 | 4.74 | 4.68 | 4.66 |
| **WAL** | **6.92** | **5.23** | **4.32** | **3.81** | **3.56** | **3.49** |
| **Mod Dur** | **5.48** | **4.36** | **3.71** | **3.33** | **3.14** | **3.09** |
| **First Prin Pay** | **05/25/2007** | **01/25/2007** | **01/25/2007** | **02/25/2007** | **02/25/2007** | **03/25/2007** |
| **Maturity** | **05/25/2014** | **10/25/2011** | **02/25/2010** | **12/25/2008** | **02/25/2008** | **07/25/2007** |
| **Prin Window** | **85** | **58** | **38** | **23** | **13** | **5** |

** COUPONS ON BOTH BONDS WILL CHANGE AT PRICING

0 Losses
Run to Call



## Transaction

**Issuer:** Residential Asset Mortgage Products, Inc
**Series:** 2003-RZ5

**Collateral:** $875 Million of Home Equity Mortgage Loans

**Servicer:** Residential Funding Corporation

**Rating Agencies:** Moody's and S&P

## Structure

**Credit Support**

1- Excess Interest
2- Overcollateralization
3- Subordination

| Class | Moody's | S&P | Cpn Type | Amount | Initial Size | Initial C/E | Stepdown C/E |
|---|---|---|---|---|---|---|---|
| Seniors | Aaa | AAA | Fixed/Float | 785,313,000 | 89.75% | 10.25% | 22.70% |
| M-1 | Aa2 | AA | Fixed | 41,562,000 | 4.75% | 5.50% | 13.20% |
| M-2 | A2 | A | Fixed | 32,813,000 | 3.75% | 1.75% | 5.70% |
| M-3 | Baa1 | BBB | Fixed | 15,312,000 | 1.75% | 0.00% | 2.20% |
| OC Target | - | - | - | 9,625,000 | 1.10% | - | - |

After the Stepdown Date the subordinates may receive principal payments
Zero initial OC building to 1.10% of original pool balance

**Trigger Event**

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The 60+ day Delinquency Percentage equals or exceeds 8.00%
*(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:*

| Distribution Dates | Cumulative Realized Loss Percentage |
|---|---|
| January 2007 - December 2007 | 2.50% |
| January 2008 - December 2008 | 3.20% |
| January 2009 - December 2009 | 4.05% |
| January 2010 and afterwards | 4.25% |

## Class M-3 Loss Coverage

**Run at Constant CDR**

| | Static LIBOR | | | | Fwd LIBOR | | | | Fwd LIBOR + 200 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PPC | CDR | Cum Loss | Cum Default | WAL | CDR | Cum Loss | Cum Default | WAL | CDR | Cum Loss | Cum Default | WAL |
| 50 | 5.3% | 10.9% | 27.4% | 22.21 | 6.0% | 12.1% | 30.1% | 22.01 | 6.2% | 12.4% | 30.9% | 22.16 |
| 100 | 5.2% | 6.5% | 16.2% | 14.02 | 5.5% | 6.8% | 17.0% | 13.95 | 5.5% | 6.8% | 17.0% | 14.00 |
| 150 | 5.0% | 4.4% | 10.9% | 9.63 | 5.1% | 4.4% | 11.1% | 9.63 | 5.0% | 4.4% | 10.9% | 9.62 |
| 200 | 4.6% | 3.0% | 7.6% | 6.93 | 4.7% | 3.1% | 7.8% | 6.97 | 4.6% | 3.0% | 7.6% | 6.97 |

**Run using Default Curve (100% of curve = 7.5% Defaults)**

| | Static LIBOR | | | | Fwd LIBOR | | | | Fwd LIBOR + 200 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PPC | % of Default Curve | Cum Loss | Cum Default | WAL | % of Default Curve | Cum Loss | Cum Default | WAL | % of Default Curve | Cum Loss | Cum Default | WAL |
| 50 | 345% | 10.4% | 25.9% | 24.61 | 364% | 10.9% | 27.3% | 24.63 | 369% | 11.1% | 27.7% | 24.68 |
| 100 | 143% | 4.3% | 10.7% | 15.57 | 155% | 4.7% | 11.6% | 15.54 | 160% | 4.8% | 12.0% | 15.52 |
| 150 | 83% | 2.5% | 6.2% | 9.66 | 88% | 2.6% | 6.6% | 9.59 | 91% | 2.7% | 6.8% | 9.57 |
| 200 | 62% | 1.8% | 4.6% | 6.44 | 64% | 1.9% | 4.7% | 6.41 | 65% | 1.9% | 4.8% | 6.40 |

40% loss severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means the Pricing Speed

**Run using Default Curve (100% of curve = 7.5% Defaults)**

| | Static LIBOR | | | | Fwd LIBOR | | | | Fwd LIBOR + 200 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PPC | % of Default Curve | Cum Loss | Cum Default | WAL | % of Default Curve | Cum Loss | Cum Default | WAL | % of Default Curve | Cum Loss | Cum Default | WAL |
| 50 | 388% | 11.6% | 29.1% | 24.34 | 404% | 12.1% | 30.3% | 24.41 | 404% | 12.1% | 30.3% | 24.43 |
| 100 | 181% | 5.4% | 13.6% | 15.24 | 192% | 5.8% | 14.4% | 15.20 | 195% | 5.9% | 14.6% | 15.18 |
| 150 | 106% | 3.2% | 8.0% | 9.28 | 111% | 3.3% | 8.3% | 9.21 | 112% | 3.4% | 8.4% | 9.18 |
| 200 | 78% | 2.3% | 5.7% | 5.72 | 80% | 2.3% | 5.9% | 5.67 | 81% | 2.4% | 5.9% | 5.65 |

40% loss severity
0 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means the Pricing Speed

## Transaction

**Issuer:** Residential Asset Mortgage Products, Inc
**Series:** 2003-RZ5

**Collateral:** $875 Million of Home Equity Mortgage Loans

**Servicer:** Residential Funding Corporation

**Rating Agencies:** Moody's and S&P

## Structure

**Credit Support**

1- Excess Interest
2- Overcollateralization
3- Subordination

| Class | Moody's | S&P | Cpn Type | Amount | Initial Size | Initial C/E | Stepdown C/E |
|---|---|---|---|---|---|---|---|
| Seniors | Aaa | AAA | Fixed/Float | 785,313,000 | 89.75% | 10.25% | 22.70% |
| M-1 | Aa2 | AA | Fixed | 41,562,000 | 4.75% | 5.50% | 13.20% |
| M-2 | A2 | A | Fixed | 32,813,000 | 3.75% | 1.75% | 5.70% |
| M-3 | Baa1 | BBB | Fixed | 15,312,000 | 1.75% | 0.00% | 2.20% |
| OC Target | - | - | - | 9,625,000 | 1.10% | - | - |

*After the Stepdown Date the subordinates may receive principal payments*
Zero initial OC building to 1.10% of original pool balance

**Trigger Event**

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The 60+ day Delinquency Percentage equals or exceeds 8.00%
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

| Distribution Dates | Cumulative Realized Loss Percentage |
|---|---|
| January 2007 - December 2007 | 2.50% |
| January 2008 - December 2008 | 3.20% |
| January 2009 - December 2009 | 4.05% |
| January 2010 and afterwards | 4.25% |

## Class M-3 Loss Coverage

**Run at Constant CDR**

| | Static LIBOR | | | | Fwd LIBOR | | | | Fwd LIBOR + 200 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PPC | CDR | Cum Loss | Cum Default | WAL | CDR | Cum Loss | Cum Default | WAL | CDR | Cum Loss | Cum Default | WAL |
| 50 | 5.3% | 10.9% | 27.4% | 22.21 | 6.0% | 12.1% | 30.1% | 22.01 | 6.2% | 12.4% | 30.9% | 22.16 |
| 100 | 5.2% | 6.5% | 16.2% | 14.02 | 5.5% | 6.8% | 17.0% | 13.95 | 5.5% | 6.8% | 17.0% | 14.00 |
| 150 | 5.0% | 4.4% | 10.9% | 9.63 | 5.1% | 4.4% | 11.1% | 9.63 | 5.0% | 4.4% | 10.9% | 9.62 |
| 200 | 4.6% | 3.0% | 7.6% | 6.93 | 4.7% | 3.1% | 7.8% | 6.97 | 4.6% | 3.0% | 7.6% | 6.97 |

**Run using Default Curve (100% of curve = 7.5% Defaults)**

| | Static LIBOR | | | | Fwd LIBOR | | | | Fwd LIBOR + 200 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PPC | % of Default Curve | Cum Loss | Cum Default | WAL | % of Default Curve | Cum Loss | Cum Default | WAL | % of Default Curve | Cum Loss | Cum Default | WAL |
| 50 | 345% | 10.4% | 25.9% | 24.61 | 364% | 10.9% | 27.3% | 24.63 | 369% | 11.1% | 27.7% | 24.68 |
| 100 | 143% | 4.3% | 10.7% | 15.57 | 155% | 4.7% | 11.6% | 15.54 | 160% | 4.8% | 12.0% | 15.52 |
| 150 | 83% | 2.5% | 6.2% | 9.66 | 88% | 2.6% | 6.6% | 9.59 | 91% | 2.7% | 6.8% | 9.57 |
| 200 | 62% | 1.8% | 4.6% | 6.44 | 64% | 1.9% | 4.7% | 6.41 | 65% | 1.9% | 4.8% | 6.40 |

40% loss severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means the Pricing Speed

**Run using Default Curve (100% of curve = 7.5% Defaults)**

| | Static LIBOR | | | | Fwd LIBOR | | | | Fwd LIBOR + 200 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PPC | % of Default Curve | Cum Loss | Cum Default | WAL | % of Default Curve | Cum Loss | Cum Default | WAL | % of Default Curve | Cum Loss | Cum Default | WAL |
| 50 | 388% | 11.6% | 29.1% | 24.34 | 404% | 12.1% | 30.3% | 24.41 | 404% | 12.1% | 30.3% | 24.43 |
| 100 | 181% | 5.4% | 13.6% | 15.24 | 192% | 5.8% | 14.4% | 15.20 | 195% | 5.9% | 14.6% | 15.18 |
| 150 | 106% | 3.2% | 8.0% | 9.28 | 111% | 3.3% | 8.3% | 9.21 | 112% | 3.4% | 8.4% | 9.18 |
| 200 | 76% | 2.3% | 5.7% | 5.72 | 80% | 2.3% | 5.9% | 5.67 | 81% | 2.4% | 5.9% | 5.65 |

40% loss severity
0 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means the Pricing Speed

## *Transaction*

**Issuer:** Residential Asset Mortgage Products, Inc
**Series:** 2003-RZ5

**Collateral:** $875 Million of Home Equity Mortgage Loans

**Servicer:** Residential Funding Corporation

**Rating Agencies:** Moody's and S&P

## *Structure*

**Credit Support**

1- Excess Interest
2- Overcollateralization
3- Subordination

| Class | Moody's | S&P | Cpn Type | Amount | Initial Size | Initial C/E | Stepdown C/E |
|---|---|---|---|---|---|---|---|
| **Seniors** | Aaa | AAA | Fixed/Float | 785,313,000 | 89.75% | 10.25% | 22.70% |
| **M-1** | Aa2 | AA | Fixed | 41,562,000 | 4.75% | 5.50% | 13.20% |
| **M-2** | A2 | A | Fixed | 32,813,000 | 3.75% | 1.75% | 5.70% |
| **M-3** | Baa1 | BBB | Fixed | 15,312,000 | 1.75% | 0.00% | 2.20% |
| **OC Target** | - | - | - | *9,625,000* | 1.10% | - | - |

After the Stepdown Date the subordinates may receive principal payments
Zero initial OC building to 1.10% of original pool balance

**Trigger Event**

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The 60+ day Delinquency Percentage equals or exceeds 8.00%
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

| Distribution Dates | Cumulative Realized Loss Percentage |
|---|---|
| January 2007 - December 2007 | 2.50% |
| January 2008 - December 2008 | 3.20% |
| January 2009 - December 2009 | 4.05% |
| January 2010 and afterwards | 4.25% |

## *Loss Coverage*

**First Principal Loss**

| Class | Static LIBOR CDR | Static LIBOR Cum Loss | Fwd LIBOR CDR | Fwd LIBOR Cum Loss |
|---|---|---|---|---|
| **M-1** | 10.8% | 11.8% | 10.8% | 11.8% |
| **M-2** | 7.0% | 8.4% | 7.1% | 8.5% |
| **M-3** | 5.2% | 6.5% | 5.5% | 6.8% |

40% loss severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at Pricing Speed

## *Transaction*

**Issuer:** Residential Asset Mortgage Products, Inc
**Series:** 2003-RZ5

**Collateral:** $875 Million of Home Equity Mortgage Loans

**Servicer:** Residential Funding Corporation

**Rating Agencies:** Moody's and S&P

## *Structure*

**Credit Support**

1- Excess Interest
2- Overcollateralization
3- Subordination

| Class | Moody's | S&P | Cpn Type | Amount | Initial Size | Initial C/E | Stepdown C/E |
|---|---|---|---|---|---|---|---|
| **Seniors** | Aaa | AAA | Fixed/Float | 785,313,000 | 89.75% | 10.25% | 22.70% |
| **M-1** | Aa2 | AA | Fixed | 41,562,000 | 4.75% | 5.50% | 13.20% |
| **M-2** | A2 | A | Fixed | 32,813,000 | 3.75% | 1.75% | 5.70% |
| **M-3** | Baa1 | BBB | Fixed | 15,312,000 | 1.75% | 0.00% | 2.20% |
| **OC Target** | - | - | - | *9,625,000* | 1.10% | - | - |

After the Stepdown Date the subordinates may receive principal payments
Zero initial OC building to 1.10% of original pool balance

**Trigger Event** A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The 60+ day Delinquency Percentage equals or exceeds 8.00%
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

| Distribution Dates | Cumulative Realized Loss Percentage |
|---|---|
| January 2007 - December 2007 | 2.50% |
| January 2008 - December 2008 | 3.20% |
| January 2009 - December 2009 | 4.05% |
| January 2010 and afterwards | 4.25% |

## *Loss Coverage*

**First Principal Loss**

| Class | Fwd LIBOR CDR | Fwd LIBOR Cum Loss | Fwd LIBOR + 200 CDR | Fwd LIBOR + 200 Cum Loss |
|---|---|---|---|---|
| **M-2** | 3.1% | 10.1% | 2.9% | 9.5% |
| **M-3** | 2.6% | 8.6% | 2.4% | 8.0% |

100% loss severity
6 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at the Pricing Speed

All Information is Preliminary and Subject to Change

Banc of America Securities

**Issuer** RAMP 2003-RZ5

## *Excess Spread*

| Period | Paydate | XS Spread | Forward 1m LIBOR | Forward 1y LIBOR |
|---|---|---|---|---|
| 1 | 01/25/2004 | 408 | 1.12 | 1.47 |
| 2 | 02/25/2004 | 409 | 1.16 | 1.57 |
| 3 | 03/25/2004 | 410 | 1.19 | 1.66 |
| 4 | 04/25/2004 | 404 | 1.18 | 1.78 |
| 5 | 05/25/2004 | 403 | 1.20 | 1.88 |
| 6 | 06/25/2004 | 394 | 1.33 | 2.00 |
| 7 | 07/25/2004 | 392 | 1.36 | 2.13 |
| 8 | 08/25/2004 | 384 | 1.46 | 2.26 |
| 9 | 09/25/2004 | 377 | 1.57 | 2.38 |
| 10 | 10/25/2004 | 372 | 1.68 | 2.52 |
| 11 | 11/25/2004 | 362 | 1.79 | 2.65 |
| 12 | 12/25/2004 | 357 | 1.92 | 2.78 |
| 13 | 01/25/2005 | 347 | 2.05 | 2.91 |
| 14 | 02/25/2005 | 340 | 2.20 | 3.01 |
| 15 | 03/25/2005 | 339 | 2.35 | 3.10 |
| 16 | 04/25/2005 | 327 | 2.48 | 3.21 |
| 17 | 05/25/2005 | 324 | 2.60 | 3.29 |
| 18 | 06/25/2005 | 317 | 2.74 | 3.38 |
| 19 | 07/25/2005 | 314 | 2.88 | 3.47 |
| 20 | 08/25/2005 | 308 | 3.01 | 3.56 |
| 21 | 09/25/2005 | 304 | 3.11 | 3.64 |
| 22 | 10/25/2005 | 302 | 3.17 | 3.73 |
| 23 | 11/25/2005 | 307 | 3.21 | 3.81 |
| 24 | 12/25/2005 | 304 | 3.28 | 3.89 |
| 25 | 01/25/2006 | 299 | 3.39 | 3.97 |
| 26 | 02/25/2006 | 294 | 3.53 | 4.04 |
| 27 | 03/25/2006 | 293 | 3.66 | 4.11 |
| 28 | 04/25/2006 | 285 | 3.76 | 4.18 |
| 29 | 05/25/2006 | 282 | 3.85 | 4.23 |
| 30 | 06/25/2006 | 277 | 3.90 | 4.30 |
| 31 | 07/25/2006 | 276 | 3.90 | 4.36 |
| 32 | 08/25/2006 | 272 | 3.88 | 4.42 |
| 33 | 09/25/2006 | 269 | 3.92 | 4.47 |
| 34 | 10/25/2006 | 267 | 4.00 | 4.53 |
| 35 | 11/25/2006 | 277 | 4.13 | 4.58 |
| 36 | 12/25/2006 | 274 | 4.24 | 4.63 |
| 37 | 01/25/2007 | 270 | 4.30 | 4.69 |
| 38 | 02/25/2007 | 267 | 4.35 | 4.73 |
| 39 | 03/25/2007 | 268 | 4.39 | 4.78 |
| 40 | 04/25/2007 | 261 | 4.43 | 4.82 |
| 41 | 05/25/2007 | 259 | 4.48 | 4.87 |
| 42 | 06/25/2007 | 254 | 4.53 | 4.91 |
| 43 | 07/25/2007 | 253 | 4.57 | 4.95 |
| 44 | 08/25/2007 | 249 | 4.62 | 4.99 |
| 45 | 09/25/2007 | 247 | 4.66 | 5.03 |
| 46 | 10/25/2007 | 247 | 4.70 | 5.06 |
| 47 | 11/25/2007 | 250 | 4.74 | 5.10 |
| 48 | 12/25/2007 | 250 | 4.78 | 5.13 |
| 49 | 01/25/2008 | 248 | 4.82 | 5.16 |
| 50 | 02/25/2008 | 247 | 4.86 | 5.19 |
| 51 | 03/25/2008 | 248 | 4.90 | 5.23 |
| 52 | 04/25/2008 | 245 | 4.93 | 5.25 |
| 53 | 05/25/2008 | 246 | 4.96 | 5.28 |
| 54 | 06/25/2008 | 244 | 4.99 | 5.31 |
| 55 | 07/25/2008 | 244 | 5.02 | 5.33 |
| 56 | 08/25/2008 | 242 | 5.05 | 5.36 |
| 57 | 09/25/2008 | 241 | 5.07 | 5.38 |
| 58 | 10/25/2008 | 242 | 5.10 | 5.40 |
| 59 | 11/25/2008 | 246 | 5.13 | 5.43 |

| Period | Paydate | XS Spread | Forward 1m LIBOR | Forward 1y LIBOR |
|---|---|---|---|---|
| 60 | 12/25/2008 | 247 | 4.82 | 5.16 |
| 61 | 01/25/2009 | 247 | 4.86 | 5.19 |
| 62 | 02/25/2009 | 247 | 4.90 | 5.23 |
| 63 | 03/25/2009 | 249 | 4.93 | 5.25 |
| 64 | 04/25/2009 | 248 | 4.96 | 5.28 |
| 65 | 05/25/2009 | 249 | 4.99 | 5.31 |
| 66 | 06/25/2009 | 248 | 5.02 | 5.33 |
| 67 | 07/25/2009 | 249 | 5.05 | 5.36 |
| 68 | 08/25/2009 | 249 | 5.07 | 5.38 |
| 69 | 09/25/2009 | 249 | 5.10 | 5.40 |
| 70 | 10/25/2009 | 250 | 5.13 | 5.43 |
| 71 | 11/25/2009 | 253 | 5.15 | 5.44 |
| 72 | 12/25/2009 | 254 | 5.18 | 5.47 |
| 73 | 01/25/2010 | 254 | 5.21 | 5.49 |
| 74 | 02/25/2010 | 254 | 5.24 | 5.52 |
| 75 | 03/25/2010 | 254 | 5.26 | 5.54 |
| 76 | 04/25/2010 | 255 | 5.28 | 5.56 |
| 77 | 05/25/2010 | 255 | 5.30 | 5.59 |
| 78 | 06/25/2010 | 255 | 5.32 | 5.61 |
| 79 | 07/25/2010 | 255 | 5.35 | 5.63 |
| 80 | 08/25/2010 | 255 | 5.36 | 5.65 |
| 81 | 09/25/2010 | 255 | 5.37 | 5.67 |
| 82 | 10/25/2010 | 255 | 5.38 | 5.69 |
| 83 | 11/25/2010 | 257 | 5.41 | 5.71 |
| 84 | 12/25/2010 | 257 | 5.46 | 5.73 |
| 85 | 01/25/2011 | 257 | 5.52 | 5.74 |
| 86 | 02/25/2011 | 256 | 5.57 | 5.76 |
| 87 | 03/25/2011 | 255 | 5.59 | 5.78 |
| 88 | 04/25/2011 | 256 | 5.60 | 5.79 |
| 89 | 05/25/2011 | 257 | 5.58 | 5.80 |
| 90 | 06/25/2011 | 257 | 5.55 | 5.81 |
| 91 | 07/25/2011 | 258 | 5.53 | 5.83 |
| 92 | 08/25/2011 | 258 | 5.52 | 5.84 |
| 93 | 09/25/2011 | 259 | 5.53 | 5.85 |
| 94 | 10/25/2011 | 259 | 5.56 | 5.86 |
| 95 | 11/25/2011 | 260 | 5.61 | 5.87 |
| 96 | 12/25/2011 | 216 | 5.67 | 5.88 |
| 97 | 01/25/2012 | 217 | 5.67 | 5.88 |
| 98 | 02/25/2012 | 218 | 5.67 | 5.88 |
| 99 | 03/25/2012 | 218 | 5.67 | 5.88 |
| 100 | 04/25/2012 | 219 | 5.67 | 5.88 |
| 101 | 05/25/2012 | 220 | 5.67 | 5.88 |
| 102 | 06/25/2012 | 221 | 5.67 | 5.88 |
| 103 | 07/25/2012 | 222 | 5.67 | 5.88 |
| 104 | 08/25/2012 | 222 | 5.67 | 5.88 |
| 105 | 09/25/2012 | 223 | 5.67 | 5.88 |
| 106 | 10/25/2012 | 224 | 5.67 | 5.88 |
| 107 | 11/25/2012 | 225 | 5.67 | 5.88 |
| 108 | 12/25/2012 | 226 | 5.67 | 5.88 |
| 109 | 01/25/2013 | 227 | 5.67 | 5.88 |
| 110 | 02/25/2013 | 228 | 5.67 | 5.88 |
| 111 | 03/25/2013 | 230 | 5.67 | 5.88 |
| 112 | 04/25/2013 | 232 | 5.67 | 5.88 |
| 113 | 05/25/2013 | 234 | 5.67 | 5.88 |
| 114 | 06/25/2013 | 236 | 5.67 | 5.88 |
| 115 | 07/25/2013 | 238 | 5.67 | 5.88 |
| 116 | 08/25/2013 | 241 | 5.67 | 5.88 |
| 117 | 09/25/2013 | 243 | 5.67 | 5.88 |
| 118 | 10/25/2013 | 245 | 5.67 | 5.88 |

| Period | Paydate | XS Spread | Forward 1m LIBOR | Forward 1y LIBOR |
|---|---|---|---|---|
| 119 | 11/25/2013 | 248 | 5.67 | 5.88 |
| 120 | 12/25/2013 | 251 | 5.67 | 5.88 |
| 121 | 01/25/2014 | 253 | 5.67 | 5.88 |
| 122 | 02/25/2014 | 256 | 5.67 | 5.88 |
| 123 | 03/25/2014 | 259 | 5.67 | 5.88 |
| 124 | 04/25/2014 | 261 | 5.67 | 5.88 |
| 125 | 05/25/2014 | 264 | 5.67 | 5.88 |
| 126 | 06/25/2014 | 267 | 5.67 | 5.88 |
| 127 | 07/25/2014 | 271 | 5.67 | 5.88 |
| 128 | 08/25/2014 | 274 | 5.67 | 5.88 |
| 129 | 09/25/2014 | 277 | 5.67 | 5.88 |
| 130 | 10/25/2014 | 280 | 5.67 | 5.88 |
| 131 | 11/25/2014 | 284 | 5.67 | 5.88 |
| 132 | 12/25/2014 | 287 | 5.67 | 5.88 |
| 133 | 01/25/2015 | 291 | 5.67 | 5.88 |
| 134 | 02/25/2015 | 295 | 5.67 | 5.88 |
| 135 | 03/25/2015 | 299 | 5.67 | 5.88 |
| 136 | 04/25/2015 | 303 | 5.67 | 5.88 |
| 137 | 05/25/2015 | 307 | 5.67 | 5.88 |
| 138 | 06/25/2015 | 311 | 5.67 | 5.88 |
| 139 | 07/25/2015 | 315 | 5.67 | 5.88 |
| 140 | 08/25/2015 | 320 | 5.67 | 5.88 |
| 141 | 09/25/2015 | 324 | 5.67 | 5.88 |
| 142 | 10/25/2015 | 329 | 5.67 | 5.88 |
| 143 | 11/25/2015 | 336 | 5.67 | 5.88 |
| 144 | 12/25/2015 | 343 | 5.67 | 5.88 |
| 145 | 01/25/2016 | 351 | 5.67 | 5.88 |
| 146 | 02/25/2016 | 358 | 5.67 | 5.88 |
| 147 | 03/25/2016 | 366 | 5.67 | 5.88 |
| 148 | 04/25/2016 | 374 | 5.67 | 5.88 |
| 149 | 05/25/2016 | 383 | 5.67 | 5.88 |
| 150 | 06/25/2016 | 391 | 5.67 | 5.88 |
| 151 | 07/25/2016 | 400 | 5.67 | 5.88 |
| 152 | 08/25/2016 | 409 | 5.67 | 5.88 |
| 153 | 09/25/2016 | 418 | 5.67 | 5.88 |
| 154 | 10/25/2016 | 428 | 5.67 | 5.88 |
| 155 | 11/25/2016 | 438 | 5.67 | 5.88 |
| 156 | 12/25/2016 | 448 | 5.67 | 5.88 |
| 157 | 01/25/2017 | 458 | 5.67 | 5.88 |
| 158 | 02/25/2017 | 469 | 5.67 | 5.88 |
| 159 | 03/25/2017 | 480 | 5.67 | 5.88 |
| 160 | 04/25/2017 | 491 | 5.67 | 5.88 |
| 161 | 05/25/2017 | 503 | 5.67 | 5.88 |
| 162 | 06/25/2017 | 515 | 5.67 | 5.88 |
| 163 | 07/25/2017 | 527 | 5.67 | 5.88 |
| 164 | 08/25/2017 | 540 | 5.67 | 5.88 |
| 165 | 09/25/2017 | 553 | 5.67 | 5.88 |
| 166 | 10/25/2017 | 566 | 5.67 | 5.88 |
| 167 | 11/25/2017 | 580 | 5.67 | 5.88 |
| 168 | 12/25/2017 | 594 | 5.67 | 5.88 |
| 169 | 01/25/2018 | 608 | 5.67 | 5.88 |
| 170 | 02/25/2018 | 623 | 5.67 | 5.88 |
| 171 | 03/25/2018 | 639 | 5.67 | 5.88 |
| 172 | 04/25/2018 | 655 | 5.67 | 5.88 |
| 173 | 05/25/2018 | 671 | 5.67 | 5.88 |
| 174 | 06/25/2018 | 688 | 5.67 | 5.88 |
| 175 | 07/25/2018 | 705 | 5.67 | 5.88 |
| 176 | 08/25/2018 | 722 | 5.67 | 5.88 |
| 177 | 09/25/2018 | 741 | 5.67 | 5.88 |

Run at Pricing Speed, To Maturity, Fwd LIBOR, assuming Triggers are hit



# RAMP 2003-RZ5
# Collateral Summary Report

1. Original Combined Loan-to-Value Ratio – Percent of Pool – Group I

| Original Loan-to-Value Ratio (%) | NA | <=450 | 451-500 | 501-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | >800 |
|---|---|---|---|---|---|---|---|---|---|---|
| 85.01 - 90.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 54.33 | 45.67 | 0.00 |
| 90.01 - 95.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.97 | 8.77 | 40.57 | 46.93 | 2.76 |
| 95.01 - 100.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.13 | 14.12 | 17.49 | 41.32 | 26.57 | 0.36 |
| 100.01 - 101.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 18.72 | 24.34 | 33.86 | 23.07 | 0.00 |
| 101.01 - 102.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 22.27 | 24.82 | 28.37 | 23.19 | 1.35 |
| 102.01 - 103.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.36 | 36.58 | 32.97 | 18.47 | 11.31 | 0.31 |
| 103.01 - 104.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.37 | 17.98 | 41.42 | 39.52 | 0.70 |
| 104.01 - 105.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 18.65 | 51.54 | 26.23 | 3.58 |
| 105.01 - 106.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 29.30 | 47.53 | 22.78 | 0.38 |
| 106.01 - 107.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 30.05 | 52.55 | 17.41 | 0.00 |
| **Total:** | **0.00** | **0.00** | **0.00** | **0.00** | **0.13** | **14.97** | **24.19** | **37.36** | **22.68** | **0.67** |

2. Original Combined Loan-to-Value Ratio – Loan Count – Group I

| Original Loan-to-Value Ratio (%) | NA | <=450 | 451-500 | 501-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | >800 |
|---|---|---|---|---|---|---|---|---|---|---|
| 85.01 - 90.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1 | 2 | 0 |
| 90.01 - 95.00 | 0 | 0 | 0 | 0 | 0 | 4 | 30 | 184 | 213 | 12 |
| 95.01 - 100.00 | 0 | 0 | 0 | 0 | 2 | 186 | 216 | 464 | 296 | 4 |
| 100.01 - 101.00 | 0 | 0 | 0 | 0 | 0 | 12 | 12 | 14 | 11 | 0 |
| 101.01 - 102.00 | 0 | 0 | 0 | 0 | 0 | 34 | 30 | 32 | 23 | 1 |
| 102.01 - 103.00 | 0 | 0 | 0 | 0 | 5 | 426 | 356 | 182 | 107 | 5 |
| 103.01 - 104.00 | 0 | 0 | 0 | 0 | 0 | 1 | 33 | 80 | 67 | 2 |
| 104.01 - 105.00 | 0 | 0 | 0 | 0 | 0 | 0 | 38 | 99 | 44 | 6 |
| 105.01 - 106.00 | 0 | 0 | 0 | 0 | 0 | 0 | 46 | 84 | 37 | 1 |
| 106.01 - 107.00 | 0 | 0 | 0 | 0 | 0 | 0 | 216 | 392 | 143 | 0 |
| **Total:** | **0** | **0** | **0** | **0** | **7** | **663** | **977** | **1,532** | **943** | **31** |

3. Principal Balance for Balances greater or equal to $600K – Group I

| Principal Balance $ | Number of Loans | Principal Balance ($) | WAC (%) | WA FICO | WA LTV (%) | Owner Occ (%) | Cashout Refi (%) | Full Doc (%) |
|---|---|---|---|---|---|---|---|---|

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 600,001 - 650,000 | 3 | 1,892,567.44 | 7.289 | 762 | 102.65 | 100.00 | 0.00 | 100.00 |
| **Total:** | **3** | **1,892,567.44** | **7.289** | **762** | **102.65** | **100.00** | **0.00** | **100.00** |

**4. Original Loan-to-Value Ratio – Percent of Pool – Group II**

| Original Loan-to-Value Ratio (%) | NA | <=450 | 451-500 | 501-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | >800 |
|---|---|---|---|---|---|---|---|---|---|---|
| 90.01 - 95.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 1.20 | 35.12 | 19.30 | 44.38 | 0.00 |
| 95.01 - 100.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.41 | 29.93 | 22.10 | 31.69 | 15.88 | 0.00 |
| 100.01 - 101.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 39.35 | 42.39 | 7.60 | 10.65 | 0.00 |
| 101.01 - 102.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 15.09 | 18.90 | 66.01 | 0.00 | 0.00 |
| 102.01 - 103.00 | 0.00 | 0.00 | 0.00 | 0.00 | 2.28 | 56.24 | 27.29 | 11.14 | 3.05 | 0.00 |
| 103.01 - 104.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 58.12 | 41.88 | 0.00 |
| 104.01 - 105.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 12.71 | 65.02 | 22.27 | 0.00 |
| 105.01 - 106.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 7.60 | 65.01 | 27.39 | 0.00 |
| 106.01 - 107.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 34.92 | 58.16 | 6.12 | 0.80 |
| **Total:** | **0.00** | **0.00** | **0.00** | **0.00** | **0.80** | **30.99** | **24.54** | **30.36** | **13.25** | **0.07** |



# RAMP 2003-RZ5
# Collateral Summary Report

**5. Original Loan-to-Value Ratio – Loan Count – Group II**

| Original Loan-to-Value Ratio (%) | NA | <=450 | 451-500 | 501-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | >800 |
|---|---|---|---|---|---|---|---|---|---|---|
| 90.01 - 95.00 | 0 | 0 | 0 | 0 | 0 | 1 | 11 | 7 | 16 | 0 |
| 95.01 - 100.00 | 0 | 0 | 0 | 0 | 2 | 110 | 70 | 91 | 53 | 0 |
| 100.01 - 101.00 | 0 | 0 | 0 | 0 | 0 | 2 | 3 | 1 | 1 | 0 |
| 101.01 - 102.00 | 0 | 0 | 0 | 0 | 0 | 3 | 3 | 11 | 0 | 0 |
| 102.01 - 103.00 | 0 | 0 | 0 | 0 | 4 | 104 | 49 | 18 | 5 | 0 |
| 103.01 - 104.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4 | 3 | 0 |
| 104.01 - 105.00 | 0 | 0 | 0 | 0 | 0 | 0 | 2 | 8 | 3 | 0 |
| 105.01 - 106.00 | 0 | 0 | 0 | 0 | 0 | 0 | 1 | 7 | 2 | 0 |
| 106.01 - 107.00 | 0 | 0 | 0 | 0 | 0 | 0 | 17 | 29 | 4 | 1 |
| **Total:** | **0** | **0** | **0** | **0** | **6** | **220** | **156** | **176** | **87** | **1** |

**6. Principal Balance for Balances greater or equal to $600K – Group II**

None

## *Transaction*

**Issuer:** Residential Asset Mortgage Products, Inc
**Series:** 2003-RZ5

**Collateral:** $875 Million of Home Equity Mortgage Loans

**Servicer:** Residential Funding Corporation

**Rating Agencies:** Moody's and S&P

## *Structure*

**Credit Support**

1- Excess Interest
2- Overcollateralization
3- Subordination

| Class | Moody's | S&P | Cpn Type | Amount | Initial Size | Initial C/E | Stepdown C/E |
|---|---|---|---|---|---|---|---|
| Seniors | Aaa | AAA | Fixed/Float | 785,313,000 | 89.75% | 10.25% | 22.70% |
| M-1 | Aa2 | AA | Fixed | 41,562,000 | 4.75% | 5.50% | 13.20% |
| M-2 | A2 | A | Fixed | 32,813,000 | 3.75% | 1.75% | 5.70% |
| M-3 | Baa1 | BBB | Fixed | 15,312,000 | 1.75% | 0.00% | 2.20% |
| OC Target | - | - | - | *9,625,000* | 1.10% | - | - |

After the Stepdown Date the subordinates may receive principal payments
Zero initial OC building to 1.10% of original pool balance

**Trigger Event**

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The 60+ day Delinquency Percentage equals or exceeds 8.00%
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

| Distribution Dates | Cumulative Realized Loss Percentage |
|---|---|
| January 2007 - December 2007 | 2.50% |
| January 2008 - December 2008 | 3.20% |
| January 2009 - December 2009 | 4.05% |
| January 2010 and afterwards | 4.25% |

## *Loss Coverage*

**First Principal Loss**

| | M-1 | | M-2 | |
|---|---|---|---|---|
| HEP | Terminal CDR | Cum Loss | Terminal CDR | Cum Loss |
| 14 HEP | 6.7% | 14.8% | 4.5% | 10.8% |
| 20 HEP | 8.2% | 12.0% | 5.0% | 8.0% |
| 28 HEP | 11.0% | 9.9% | 6.1% | 6.1% |

65% Severity
12 month lag in recoveries
LIBOR flat for 5 months then increases by 400 bps over 12mos
Trigger failing
Run to maturity
Defaults are in addition to prepayments
CDR Curve remains 0 for 8 months and then ramps to the Terminal CDR over 30 months

## *Transaction*

**Issuer:** Residential Asset Mortgage Products, Inc
**Series:** 2003-RZ5

**Collateral:** $875 Million of Home Equity Mortgage Loans

**Servicer:** Residential Funding Corporation

**Rating Agencies:** Moody's and S&P

## *Structure*

**Credit Support**

1- Excess Interest
2- Overcollateralization
3- Subordination

| Class | Moody's | S&P | Cpn Type | Amount | Initial Size | Initial C/E | Stepdown C/E |
|---|---|---|---|---|---|---|---|
| **Seniors** | Aaa | AAA | Fixed/Float | 785,313,000 | 89.75% | 10.25% | 22.70% |
| **M-1** | Aa2 | AA | Fixed | 41,562,000 | 4.75% | 5.50% | 13.20% |
| **M-2** | A2 | A | Fixed | 32,813,000 | 3.75% | 1.75% | 5.70% |
| **M-3** | Baa1 | BBB | Fixed | 15,312,000 | 1.75% | 0.00% | 2.20% |
| **OC Target** | - | - | - | *9,625,000* | 1.10% | - | - |

After the Stepdown Date the subordinates may receive principal payments
Zero initial OC building to 1.10% of original pool balance

**Trigger Event**

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The 60+ day Delinquency Percentage equals or exceeds 8.00%
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

| Distribution Dates | Cumulative Realized Loss Percentage |
|---|---|
| January 2007 - December 2007 | 2.50% |
| January 2008 - December 2008 | 3.20% |
| January 2009 - December 2009 | 4.05% |
| January 2010 and afterwards | 4.25% |

## *M-2 Loss Coverage*

**First Principal Loss**

| | Fwd LIBOR + 200 | | | Fwd LIBOR + 400 | | |
|---|---|---|---|---|---|---|
| **CPR** | **CDR** | **Cum Loss** | **WAL** | **CDR** | **Cum Loss** | **WAL** |
| **15 CPR** | 2.8% | 13.7% | 19.51 | 2.7% | 13.2% | 19.78 |
| **Pricing Speed** | 2.8% | 9.2% | 12.96 | 2.7% | 8.9% | 13.01 |
| **30 CPR** | 2.9% | 7.4% | 10.81 | 2.8% | 7.2% | 10.83 |
| **40 CPR** | 3.0% | 5.6% | 7.81 | 2.9% | 5.4% | 7.81 |
| **45 CPR** | 3.0% | 4.8% | 6.70 | 3.0% | 4.8% | 6.75 |
| **50 CPR** | 3.2% | 4.5% | 5.87 | 3.1% | 4.4% | 5.86 |

## *M-3 Loss Coverage*

| | Fwd LIBOR + 200 | | | Fwd LIBOR + 400 | | |
|---|---|---|---|---|---|---|
| **CPR** | **CDR** | **Cum Loss** | **WAL** | **CDR** | **Cum Loss** | **WAL** |
| **15 CPR** | 2.5% | 12.4% | 23.01 | 2.4% | 11.9% | 23.77 |
| **Pricing Speed** | 2.3% | 7.6% | 15.84 | 2.2% | 7.3% | 15.91 |
| **30 CPR** | 2.2% | 5.7% | 13.08 | 2.1% | 5.5% | 13.05 |
| **40 CPR** | 2.0% | 3.8% | 9.36 | 1.9% | 3.6% | 9.31 |
| **45 CPR** | 2.0% | 3.3% | 8.19 | 1.9% | 3.1% | 8.15 |
| **50 CPR** | 1.9% | 2.7% | 7.05 | 1.9% | 2.7% | 7.13 |

100% loss severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at Pricing Speed

Banc of America Securities

All Information is Preliminary and Subject to Change

Issuer RAMP 2003-RZ5

| Class M-1 Yields | Price | 75% | 100% | 125% | 150% | 175% | 200% |
|---|---|---|---|---|---|---|---|
| | 97.00 | 5.93 | 6.05 | 6.15 | 6.22 | 6.23 | 6.28 |
| | 97.50 | 5.83 | 5.93 | 6.02 | 6.07 | 6.08 | 6.12 |
| | 98.00 | 5.74 | 5.82 | 5.88 | 5.92 | 5.93 | 5.96 |
| | 98.50 | 5.65 | 5.70 | 5.75 | 5.77 | 5.78 | 5.80 |
| | 99.00 | 5.56 | 5.59 | 5.61 | 5.63 | 5.63 | 5.64 |
| | 99.50 | 5.47 | 5.47 | 5.48 | 5.48 | 5.48 | 5.49 |
| | 100.00 | 5.38 | 5.36 | 5.35 | 5.34 | 5.33 | 5.33 |
| | 100.50 | 5.29 | 5.25 | 5.21 | 5.19 | 5.19 | 5.17 |
| | 101.00 | 5.20 | 5.13 | 5.08 | 5.05 | 5.04 | 5.02 |
| | 101.50 | 5.11 | 5.02 | 4.95 | 4.91 | 4.90 | 4.86 |
| | 102.00 | 5.02 | 4.91 | 4.82 | 4.77 | 4.75 | 4.71 |
| | 102.50 | 4.93 | 4.80 | 4.70 | 4.63 | 4.61 | 4.56 |
| | 103.00 | 4.85 | 4.69 | 4.57 | 4.49 | 4.47 | 4.41 |
| | **WAL** | **6.92** | **5.25** | **4.37** | **3.94** | **3.84** | **3.59** |
| | **Mod Dur** | **5.54** | **4.41** | **3.78** | **3.46** | **3.38** | **3.19** |
| | **First Prin Pay** | **05/25/2007** | **01/25/2007** | **03/25/2007** | **04/25/2007** | **06/25/2007** | **07/25/2007** |
| | **Maturity** | **05/25/2014** | **10/25/2011** | **02/25/2010** | **12/25/2008** | **02/25/2008** | **07/25/2007** |
| | **Prin Window** | **85** | **58** | **36** | **21** | **9** | **1** |

| | | | | PPC | | | |
|---|---|---|---|---|---|---|---|
| **Class M-2 Yields** | Price | 75% | 100% | 125% | 150% | 175% | 200% |
| | 97.00 | 6.23 | 6.35 | 6.46 | 6.54 | 6.59 | 6.60 |
| | 97.50 | 6.13 | 6.23 | 6.32 | 6.38 | 6.42 | 6.44 |
| | 98.00 | 6.04 | 6.11 | 6.18 | 6.23 | 6.26 | 6.27 |
| | 98.50 | 5.94 | 6.00 | 6.04 | 6.08 | 6.10 | 6.10 |
| | 99.00 | 5.85 | 5.88 | 5.91 | 5.93 | 5.94 | 5.94 |
| | 99.50 | 5.76 | 5.77 | 5.77 | 5.77 | 5.78 | 5.78 |
| | 100.00 | 5.67 | 5.65 | 5.64 | 5.62 | 5.62 | 5.62 |
| | 100.50 | 5.58 | 5.54 | 5.50 | 5.48 | 5.46 | 5.45 |
| | 101.00 | 5.49 | 5.42 | 5.37 | 5.33 | 5.30 | 5.29 |
| | 101.50 | 5.40 | 5.31 | 5.24 | 5.18 | 5.15 | 5.13 |
| | 102.00 | 5.31 | 5.20 | 5.10 | 5.03 | 4.99 | 4.98 |
| | 102.50 | 5.22 | 5.09 | 4.97 | 4.89 | 4.84 | 4.82 |
| | 103.00 | 5.13 | 4.98 | 4.84 | 4.74 | 4.68 | 4.66 |
| | **WAL** | **6.92** | **5.23** | **4.32** | **3.81** | **3.56** | **3.49** |
| | **Mod Dur** | **5.48** | **4.36** | **3.71** | **3.33** | **3.14** | **3.09** |
| | **First Prin Pay** | **05/25/2007** | **01/25/2007** | **01/25/2007** | **02/25/2007** | **02/25/2007** | **03/25/2007** |
| | **Maturity** | **05/25/2014** | **10/25/2011** | **02/25/2010** | **12/25/2008** | **02/25/2008** | **07/25/2007** |
| | **Prin Window** | **85** | **58** | **38** | **23** | **13** | **5** |

** COUPONS ON BOTH BONDS WILL CHANGE AT PRICING

0 Losses
Run to Call

**RAMP 2003-RZ5**
**Class A-4**


Banc of America Securities

| Pmt Date | Period | Balance | Principal |
|---|---|---|---|
| 01/25/2004 | 1 | 23,400,000 | 0 |
| 02/25/2004 | 2 | 23,400,000 | 0 |
| 03/25/2004 | 3 | 23,400,000 | 0 |
| 04/25/2004 | 4 | 23,400,000 | 0 |
| 05/25/2004 | 5 | 23,400,000 | 0 |
| 06/25/2004 | 6 | 23,400,000 | 0 |
| 07/25/2004 | 7 | 23,400,000 | 0 |
| 08/25/2004 | 8 | 23,400,000 | 0 |
| 09/25/2004 | 9 | 23,400,000 | 0 |
| 10/25/2004 | 10 | 23,400,000 | 0 |
| 11/25/2004 | 11 | 23,400,000 | 0 |
| 12/25/2004 | 12 | 23,400,000 | 0 |
| 01/25/2005 | 13 | 23,400,000 | 0 |
| 02/25/2005 | 14 | 23,400,000 | 0 |
| 03/25/2005 | 15 | 23,400,000 | 0 |
| 04/25/2005 | 16 | 23,400,000 | 0 |
| 05/25/2005 | 17 | 23,400,000 | 0 |
| 06/25/2005 | 18 | 23,400,000 | 0 |
| 07/25/2005 | 19 | 23,400,000 | 0 |
| 08/25/2005 | 20 | 23,400,000 | 0 |
| 09/25/2005 | 21 | 23,400,000 | 0 |
| 10/25/2005 | 22 | 23,400,000 | 0 |
| 11/25/2005 | 23 | 23,400,000 | 0 |
| 12/25/2005 | 24 | 23,400,000 | 0 |
| 01/25/2006 | 25 | 23,400,000 | 0 |
| 02/25/2006 | 26 | 23,400,000 | 0 |
| 03/25/2006 | 27 | 23,400,000 | 0 |
| 04/25/2006 | 28 | 23,400,000 | 0 |
| 05/25/2006 | 29 | 23,400,000 | 0 |
| 06/25/2006 | 30 | 23,400,000 | 0 |
| 07/25/2006 | 31 | 23,400,000 | 0 |
| 08/25/2006 | 32 | 23,400,000 | 0 |
| 09/25/2006 | 33 | 23,400,000 | 0 |
| 10/25/2006 | 34 | 23,400,000 | 0 |
| 11/25/2006 | 35 | 23,400,000 | 0 |
| 12/25/2006 | 36 | 23,400,000 | 0 |
| 01/25/2007 | 37 | 23,400,000 | 0 |
| 02/25/2007 | 38 | 23,400,000 | 0 |
| 03/25/2007 | 39 | 23,400,000 | 0 |
| 04/25/2007 | 40 | 23,400,000 | 0 |
| 05/25/2007 | 41 | 23,400,000 | 0 |
| 06/25/2007 | 42 | 23,400,000 | 0 |
| 07/25/2007 | 43 | 23,400,000 | 0 |
| 08/25/2007 | 44 | 23,400,000 | 0 |
| 09/25/2007 | 45 | 23,400,000 | 0 |
| 10/25/2007 | 46 | 23,400,000 | 795,520 |
| 11/25/2007 | 47 | 22,604,480 | 4,312,273 |
| 12/25/2007 | 48 | 18,292,207 | 4,197,933 |
| 01/25/2008 | 49 | 14,094,274 | 4,086,462 |
| 02/25/2008 | 50 | 10,007,811 | 3,977,789 |
| 03/25/2008 | 51 | 6,030,022 | 3,871,847 |
| 04/25/2008 | 52 | 2,158,175 | 2,158,175 |

## Transaction

**Issuer:** Residential Asset Mortgage Products, Inc
**Series:** 2003-RZ5

**Collateral:** $875 Million of Home Equity Mortgage Loans

**Servicer:** Residential Funding Corporation

**Rating Agencies:** Moody's and S&P

## Structure

**Credit Support**

1- Excess Interest
2- Overcollateralization
3- Subordination

| Class | Moody's | S&P | Cpn Type | Amount | Initial Size | Initial C/E | Stepdown C/E |
|---|---|---|---|---|---|---|---|
| Seniors | Aaa | AAA | Fixed/Float | 785,313,000 | 89.75% | 10.25% | 22.70% |
| M-1 | Aa2 | AA | Fixed | 41,562,000 | 4.75% | 5.50% | 13.20% |
| M-2 | A2 | A | Fixed | 32,813,000 | 3.75% | 1.75% | 5.70% |
| M-3 | Baa1 | BBB | Fixed | 15,312,000 | 1.75% | 0.00% | 2.20% |
| OC Target | - | - | - | *9,625,000* | 1.10% | - | - |

*After the Stepdown Date the subordinates may receive principal payments*
Zero initial OC building to 1.10% of original pool balance

**Trigger Event** A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The 60+ day Delinquency Percentage equals or exceeds 8.00%
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

| Distribution Dates | Cumulative Realized Loss Percentage |
|---|---|
| January 2007 - December 2007 | 2.50% |
| January 2008 - December 2008 | 3.20% |
| January 2009 - December 2009 | 4.05% |
| January 2010 and afterwards | 4.25% |

## M-2 Loss Coverage

**First Principal Loss**

| | Fwd LIBOR + 200 | | | Fwd LIBOR + 400 | | |
|---|---|---|---|---|---|---|
| CPR | CDR | Cum Loss | WAL | CDR | Cum Loss | WAL |
| 15 CPR | 2.8% | 13.7% | 19.51 | 2.7% | 13.2% | 19.78 |
| Pricing Speed | 2.8% | 9.2% | 12.96 | 2.7% | 8.9% | 13.01 |
| 30 CPR | 2.9% | 7.4% | 10.81 | 2.8% | 7.2% | 10.83 |
| 40 CPR | 3.0% | 5.6% | 7.81 | 2.9% | 5.4% | 7.81 |
| 45 CPR | 3.0% | 4.8% | 6.70 | 3.0% | 4.8% | 6.75 |
| 50 CPR | 3.2% | 4.5% | 5.87 | 3.1% | 4.4% | 5.86 |

## M-3 Loss Coverage

| | Fwd LIBOR + 200 | | | Fwd LIBOR + 400 | | |
|---|---|---|---|---|---|---|
| CPR | CDR | Cum Loss | WAL | CDR | Cum Loss | WAL |
| 15 CPR | 2.5% | 12.4% | 23.01 | 2.4% | 11.9% | 23.77 |
| Pricing Speed | 2.3% | 7.6% | 15.84 | 2.2% | 7.3% | 15.91 |
| 30 CPR | 2.2% | 5.7% | 13.08 | 2.1% | 5.5% | 13.05 |
| 40 CPR | 2.0% | 3.8% | 9.36 | 1.9% | 3.6% | 9.31 |
| 45 CPR | 2.0% | 3.3% | 8.19 | 1.9% | 3.1% | 8.15 |
| 50 CPR | 1.9% | 2.7% | 7.05 | 1.9% | 2.7% | 7.13 |

100% loss severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at Pricing Speed

**RAMP 2003-RZ5**
**Class A-4**

Banc of America Securities 

| Pmt Date | Period | Balance | Principal |
|---|---|---|---|
| 01/25/2004 | 1 | 23,400,000 | 0 |
| 02/25/2004 | 2 | 23,400,000 | 0 |
| 03/25/2004 | 3 | 23,400,000 | 0 |
| 04/25/2004 | 4 | 23,400,000 | 0 |
| 05/25/2004 | 5 | 23,400,000 | 0 |
| 06/25/2004 | 6 | 23,400,000 | 0 |
| 07/25/2004 | 7 | 23,400,000 | 0 |
| 08/25/2004 | 8 | 23,400,000 | 0 |
| 09/25/2004 | 9 | 23,400,000 | 0 |
| 10/25/2004 | 10 | 23,400,000 | 0 |
| 11/25/2004 | 11 | 23,400,000 | 0 |
| 12/25/2004 | 12 | 23,400,000 | 0 |
| 01/25/2005 | 13 | 23,400,000 | 0 |
| 02/25/2005 | 14 | 23,400,000 | 0 |
| 03/25/2005 | 15 | 23,400,000 | 0 |
| 04/25/2005 | 16 | 23,400,000 | 0 |
| 05/25/2005 | 17 | 23,400,000 | 0 |
| 06/25/2005 | 18 | 23,400,000 | 0 |
| 07/25/2005 | 19 | 23,400,000 | 0 |
| 08/25/2005 | 20 | 23,400,000 | 0 |
| 09/25/2005 | 21 | 23,400,000 | 0 |
| 10/25/2005 | 22 | 23,400,000 | 0 |
| 11/25/2005 | 23 | 23,400,000 | 0 |
| 12/25/2005 | 24 | 23,400,000 | 0 |
| 01/25/2006 | 25 | 23,400,000 | 0 |
| 02/25/2006 | 26 | 23,400,000 | 0 |
| 03/25/2006 | 27 | 23,400,000 | 0 |
| 04/25/2006 | 28 | 23,400,000 | 0 |
| 05/25/2006 | 29 | 23,400,000 | 0 |
| 06/25/2006 | 30 | 23,400,000 | 0 |
| 07/25/2006 | 31 | 23,400,000 | 0 |
| 08/25/2006 | 32 | 23,400,000 | 0 |
| 09/25/2006 | 33 | 23,400,000 | 0 |
| 10/25/2006 | 34 | 23,400,000 | 0 |
| 11/25/2006 | 35 | 23,400,000 | 0 |
| 12/25/2006 | 36 | 23,400,000 | 0 |
| 01/25/2007 | 37 | 23,400,000 | 0 |
| 02/25/2007 | 38 | 23,400,000 | 0 |
| 03/25/2007 | 39 | 23,400,000 | 0 |
| 04/25/2007 | 40 | 23,400,000 | 0 |
| 05/25/2007 | 41 | 23,400,000 | 0 |
| 06/25/2007 | 42 | 23,400,000 | 0 |
| 07/25/2007 | 43 | 23,400,000 | 0 |
| 08/25/2007 | 44 | 23,400,000 | 0 |
| 09/25/2007 | 45 | 23,400,000 | 0 |
| 10/25/2007 | 46 | 23,400,000 | 795,520 |
| 11/25/2007 | 47 | 22,604,480 | 4,312,273 |
| 12/25/2007 | 48 | 18,292,207 | 4,197,933 |
| 01/25/2008 | 49 | 14,094,274 | 4,086,462 |
| 02/25/2008 | 50 | 10,007,811 | 3,977,789 |
| 03/25/2008 | 51 | 6,030,022 | 3,871,847 |
| 04/25/2008 | 52 | 2,158,175 | 2,158,175 |

RAMP 2003-RZ5 Fixed Rate Group I

FICO & Documentation

| FICO Score | Full DOC | Reduced Doc | Total | Avg Prin Bal | Original LTV |
|---|---|---|---|---|---|
| 600 - 619 | 100.00% | 0.00% | 4.38% | 132,564 | 101.76 |
| 620 - 639 | 98.87% | 1.13% | 6.70% | 145,869 | 101.89 |
| 640 - 659 | 100.00% | 0.00% | 6.71% | 150,118 | 101.97 |
| 660 - 679 | 99.60% | 0.40% | 6.18% | 155,342 | 102.01 |
| 680 - 699 | 96.05% | 3.95% | 14.79% | 161,284 | 103.80 |
| 700 - 719 | 96.30% | 3.70% | 11.43% | 154,961 | 103.94 |
| 720 - 739 | 74.58% | 25.42% | 17.61% | 155,099 | 102.15 |
| 740 - 759 | 77.73% | 22.27% | 15.79% | 156,384 | 101.88 |
| 760 - 779 | 80.58% | 19.42% | 10.55% | 152,176 | 101.49 |
| 780 - 799 | 80.26% | 19.74% | 5.10% | 146,782 | 101.12 |
| 800 or greater | 89.47% | 10.53% | 0.76% | 134,310 | 100.71 |
| Total: | 87.76% | 12.24% | 100.00% | 153,103 | 102.37 |

Original LTV & FICO (% of principal balance)

| Original LTV | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 | 760 - 779 | 780 - 799 | 800 or greater | Total | Avg Prin Bal | WAC |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 85.01 - 90.00 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 54.33% | 18.42% | 27.26% | 0.00% | 0.00% | 0.09% | 183,653 | 7.262 |
| 90.01 - 95.00 | 0.48% | 0.19% | 0.44% | 0.00% | 8.09% | 5.54% | 22.04% | 25.21% | 22.82% | 12.16% | 3.04% | 7.48% | 107,332 | 7.621 |
| 95.01 - 100.00 | 4.50% | 6.25% | 5.87% | 5.21% | 9.45% | 7.18% | 23.36% | 19.93% | 11.55% | 6.24% | 0.46% | 28.14% | 153,214 | 7.649 |
| 100.01 - 101.00 | 5.48% | 10.37% | 6.35% | 6.57% | 14.29% | 9.45% | 20.34% | 8.70% | 16.46% | 1.98% | 0.00% | 1.39% | 180,994 | 7.579 |
| 101.01 - 102.00 | 6.06% | 9.96% | 8.94% | 11.45% | 10.68% | 8.42% | 11.22% | 14.67% | 11.65% | 5.40% | 1.35% | 3.63% | 192,198 | 7.707 |
| 102.01 - 103.00 | 10.34% | 16.44% | 17.00% | 15.34% | 10.50% | 7.30% | 7.04% | 7.85% | 5.61% | 2.22% | 0.36% | 26.88% | 158,110 | 7.998 |
| 103.01 - 104.00 | 0.00% | 0.00% | 0.71% | 0.00% | 17.13% | 14.30% | 20.83% | 18.86% | 18.19% | 9.27% | 0.70% | 5.27% | 183,244 | 7.172 |
| 104.01 - 105.00 | 0.00% | 0.00% | 0.00% | 0.00% | 17.91% | 14.81% | 24.26% | 18.73% | 12.11% | 8.61% | 3.58% | 4.88% | 166,081 | 7.175 |
| 105.01 - 106.00 | 0.00% | 0.00% | 0.00% | 0.35% | 28.00% | 20.85% | 17.43% | 14.67% | 12.06% | 5.51% | 1.13% | 3.97% | 150,345 | 7.229 |
| 106.01 - 107.00 | 0.00% | 0.00% | 0.00% | 0.39% | 28.61% | 23.51% | 20.72% | 16.56% | 7.53% | 2.68% | 0.00% | 18.26% | 154,575 | 7.372 |
| Total: | 4.38% | 6.70% | 6.71% | 6.18% | 14.79% | 11.43% | 17.61% | 15.79% | 10.55% | 5.10% | 0.76% | 100.00% | 153,103 | 7.626 |

Original Balance & FICO

| Orig. Prin Balance | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 | 760 - 779 | 780 - 799 | 800 or greater | Total | Original LTV | WAC |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 - 100,000 | 6.81% | 7.71% | 6.87% | 5.08% | 10.82% | 10.24% | 17.53% | 16.64% | 11.19% | 5.86% | 1.25% | 11.97% | 101.34 | 7.856 |
| 100,001 - 200,000 | 4.92% | 7.29% | 6.96% | 6.64% | 15.10% | 12.06% | 16.51% | 14.52% | 9.97% | 5.29% | 0.74% | 52.96% | 102.28 | 7.679 |
| 200,001 - 300,000 | 3.82% | 5.44% | 7.05% | 6.05% | 14.41% | 9.88% | 21.03% | 17.08% | 10.89% | 3.88% | 0.47% | 25.10% | 102.60 | 7.522 |
| 300,001 - 400,000 | 0.00% | 7.63% | 5.94% | 6.40% | 22.12% | 16.45% | 13.49% | 14.81% | 6.53% | 5.29% | 1.34% | 7.25% | 103.43 | 7.417 |
| 400,001 - 500,000 | 0.00% | 0.00% | 0.00% | 3.59% | 13.62% | 7.34% | 16.63% | 28.08% | 23.82% | 6.92% | 0.00% | 2.01% | 104.07 | 7.101 |
| 500,001 - 600,000 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 19.71% | 20.98% | 59.31% | 0.00% | 0.00% | 0.42% | 101.63 | 6.951 |
| 600,001 - 700,000 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 32.79% | 32.90% | 0.00% | 34.32% | 0.00% | 0.30% | 102.65 | 7.289 |
| Total: | 4.38% | 6.70% | 6.71% | 6.18% | 14.79% | 11.43% | 17.61% | 15.79% | 10.55% | 5.10% | 0.76% | 100.00% | 102.37 | 7.626 |

Prepayment Penalty & FICO

| Prepayment Penalty Term | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 | 760 - 779 | 780 - 799 | 800 or greater | Total | Original LTV | WAC | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| None | 3.46% | 6.27% | 6.31% | 7.48% | 13.74% | 11.20% | 18.14% | 15.69% | 11.40% | 5.38% | 0.91% | 42.80% | 102.38 | 7.633 | 153,324 |
| 12 Months | 4.07% | 5.86% | 5.82% | 4.36% | 14.66% | 9.64% | 17.01% | 20.54% | 13.51% | 4.52% | 0.00% | 4.08% | 101.62 | 7.595 | 171,794 |
| 24 Months | 4.12% | 7.80% | 6.67% | 4.18% | 13.73% | 10.63% | 14.45% | 18.51% | 13.37% | 5.92% | 0.61% | 6.07% | 101.33 | 7.546 | 160,276 |
| 36 Months | 5.24% | 6.99% | 7.19% | 5.44% | 15.78% | 11.94% | 17.46% | 15.24% | 9.15% | 4.86% | 0.72% | 46.38% | 102.54 | 7.633 | 150,471 |
| 48 Months | 0.00% | 100.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.03% | 103.00 | 8.250 | 174,876 |
| 60 Months | 7.19% | 6.20% | 4.63% | 4.36% | 27.50% | 10.15% | 23.99% | 8.01% | 7.98% | 0.00% | 0.00% | 0.57% | 103.31 | 7.632 | 158,434 |
| Other | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 64.20% | 0.00% | 35.80% | 0.00% | 0.00% | 0.06% | 104.57 | 6.785 | 188,151 |
| Total: | 4.38% | 6.70% | 6.71% | 6.18% | 14.79% | 11.43% | 17.61% | 15.79% | 10.55% | 5.10% | 0.76% | 100.00% | 102.37 | 7.626 | 153,103 |

Mortg Rates & FICO

| Mortg Rates | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 | 760 - 779 | 780 - 799 | 800 or greater | Total | Original LTV | WAC | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 6.000 - 6.499 | 0.00% | 0.00% | 0.00% | 0.00% | 8.57% | 2.49% | 33.11% | 22.04% | 23.86% | 7.79% | 2.13% | 1.92% | 103.45 | 6.279 | 196,705 |
| 6.500 - 6.999 | 0.00% | 0.00% | 0.00% | 0.18% | 9.54% | 11.67% | 25.79% | 25.33% | 18.70% | 7.16% | 1.63% | 12.25% | 103.39 | 6.756 | 183,280 |
| 7.000 - 7.499 | 0.14% | 0.30% | 0.31% | 0.98% | 15.82% | 13.66% | 23.90% | 21.87% | 14.49% | 7.78% | 0.75% | 29.57% | 102.75 | 7.212 | 162,665 |
| 7.500 - 7.999 | 0.85% | 2.29% | 3.55% | 5.37% | 22.92% | 16.26% | 17.06% | 15.98% | 10.02% | 4.92% | 0.79% | 28.81% | 102.17 | 7.670 | 146,069 |
| 8.000 - 8.499 | 4.43% | 16.59% | 13.45% | 18.69% | 12.41% | 7.09% | 11.71% | 8.46% | 4.30% | 2.46% | 0.41% | 14.01% | 101.22 | 8.190 | 142,792 |
| 8.500 - 8.999 | 20.84% | 25.43% | 31.17% | 14.51% | 3.60% | 1.79% | 2.00% | 0.07% | 0.32% | 0.13% | 0.14% | 9.77% | 102.05 | 8.667 | 141,563 |
| 9.000 - 9.499 | 38.59% | 32.64% | 18.48% | 9.29% | 2.05% | 0.95% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 2.60% | 102.21 | 9.166 | 123,179 |
| 9.500 - 9.999 | 45.48% | 27.56% | 16.84% | 3.91% | 2.88% | 3.34% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 1.07% | 101.77 | 9.608 | 114,938 |
| Total: | 4.38% | 6.70% | 6.71% | 6.18% | 14.79% | 11.43% | 17.61% | 15.79% | 10.55% | 5.10% | 0.76% | 100.00% | 102.37 | 7.626 | 153,103 |

Mortg Rates & OLTV (% of principal balance)

| Mortg Rates | 85.01 - 90.00 | 90.01 - 95.00 | 95.01 - 100.00 | 100.01 - 101.00 | 101.01 - 102.00 | 102.01 - 103.00 | 103.01 - 104.00 | 104.01 - 105.00 | 105.01 - 106.00 | 106.01 - 107.00 | Total | Original LTV | WAC | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 6.000 - 6.499 | 0.00% | 3.55% | 19.53% | 1.80% | 3.79% | 14.52% | 13.09% | 15.53% | 10.98% | 17.22% | 1.92% | 103.45 | 6.279 | 196,705 |
| 6.500 - 6.999 | 0.19% | 4.45% | 18.73% | 1.74% | 3.73% | 19.66% | 9.73% | 10.06% | 6.44% | 25.27% | 12.25% | 103.39 | 6.756 | 183,280 |
| 7.000 - 7.499 | 0.16% | 6.70% | 27.50% | 1.67% | 3.31% | 17.47% | 8.30% | 6.87% | 6.14% | 21.89% | 29.57% | 102.75 | 7.212 | 162,665 |
| 7.500 - 7.999 | 0.06% | 10.23% | 34.62% | 0.97% | 2.74% | 15.72% | 4.16% | 3.97% | 3.50% | 24.04% | 28.81% | 102.17 | 7.670 | 146,069 |
| 8.000 - 8.499 | 0.00% | 13.08% | 30.61% | 1.06% | 4.11% | 38.28% | 1.27% | 1.29% | 0.85% | 9.43% | 14.01% | 101.22 | 8.190 | 142,792 |
| 8.500 - 8.999 | 0.00% | 1.02% | 22.87% | 1.82% | 6.12% | 66.77% | 0.00% | 0.00% | 0.29% | 1.11% | 9.77% | 102.05 | 8.667 | 141,563 |
| 9.000 - 9.499 | 0.00% | 0.17% | 18.85% | 1.25% | 3.10% | 76.63% | 0.00% | 0.00% | 0.00% | 0.00% | 2.60% | 102.21 | 9.166 | 123,179 |
| 9.500 - 9.999 | 0.00% | 0.00% | 33.51% | 1.39% | 7.15% | 57.95% | 0.00% | 0.00% | 0.00% | 0.00% | 1.07% | 101.77 | 9.608 | 114,938 |
| Total: | 0.09% | 7.48% | 28.14% | 1.39% | 3.63% | 26.88% | 5.27% | 4.88% | 3.97% | 18.26% | 100.00% | 102.37 | 7.626 | 153,103 |

RAMP 2003-RZ5 Fixed Rate Group I

**FICO/Documentation**

| FICO Score | Full DOC | Reduced Doc | Total | Avg Prin Bal | Original LTV |
|---|---|---|---|---|---|
| 600 - 619 | 4.38% | 0.00% | 4.38% | 132,564 | 101.76 |
| 620 - 639 | 6.62% | 0.08% | 6.70% | 145,869 | 101.89 |
| 640 - 659 | 6.71% | 0.00% | 6.71% | 150,118 | 101.97 |
| 660 - 679 | 6.16% | 0.02% | 6.18% | 155,342 | 102.01 |
| 680 - 699 | 14.20% | 0.58% | 14.79% | 161,284 | 103.80 |
| 700 - 719 | 11.01% | 0.42% | 11.43% | 154,961 | 103.94 |
| 720 - 739 | 13.13% | 4.48% | 17.61% | 155,099 | 102.15 |
| 740 - 759 | 12.27% | 3.52% | 15.79% | 156,384 | 101.88 |
| 760 - 779 | 8.51% | 2.05% | 10.55% | 152,176 | 101.49 |
| 780 - 799 | 4.09% | 1.01% | 5.10% | 146,782 | 101.12 |
| 800 or greater | 0.68% | 0.08% | 0.76% | 134,310 | 100.71 |
| Total: | 87.76% | 12.24% | 100.00% | 153,103 | 102.37 |

**OLTV & FICO** (% of principal balance)

| Original LTV | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 |
|---|---|---|---|---|---|---|---|---|
| 85.01 - 90.00 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.05% | 0.02% |
| 90.01 - 95.00 | 0.04% | 0.01% | 0.03% | 0.00% | 0.60% | 0.41% | 1.65% | 1.88% |
| 95.01 - 100.00 | 1.27% | 1.76% | 1.65% | 1.47% | 2.66% | 2.02% | 6.57% | 5.61% |
| 100.01 - 101.00 | 0.08% | 0.14% | 0.09% | 0.09% | 0.20% | 0.13% | 0.28% | 0.12% |
| 101.01 - 102.00 | 0.22% | 0.36% | 0.32% | 0.42% | 0.39% | 0.31% | 0.41% | 0.53% |
| 102.01 - 103.00 | 2.78% | 4.42% | 4.57% | 4.12% | 2.82% | 1.96% | 1.89% | 2.11% |
| 103.01 - 104.00 | 0.00% | 0.00% | 0.04% | 0.00% | 0.90% | 0.75% | 1.10% | 0.99% |
| 104.01 - 105.00 | 0.00% | 0.00% | 0.00% | 0.00% | 0.87% | 0.72% | 1.19% | 0.91% |
| 105.01 - 106.00 | 0.00% | 0.00% | 0.00% | 0.01% | 1.11% | 0.83% | 0.69% | 0.58% |
| 106.01 - 107.00 | 0.00% | 0.00% | 0.00% | 0.07% | 5.22% | 4.29% | 3.78% | 3.02% |
| Total: | 4.38% | 6.70% | 6.71% | 6.18% | 14.79% | 11.43% | 17.61% | 15.79% |

**Orig Prin Balance & FICO**

| Orig. Prin Balance | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 |
|---|---|---|---|---|---|---|---|---|
| 1 - 100,000 | 0.82% | 0.92% | 0.82% | 0.61% | 1.30% | 1.22% | 2.10% | 1.99% |
| 100,001 - 200,000 | 2.61% | 3.86% | 3.68% | 3.52% | 8.00% | 6.39% | 8.74% | 7.69% |
| 200,001 - 300,000 | 0.96% | 1.37% | 1.77% | 1.52% | 3.62% | 2.48% | 5.28% | 4.29% |
| 300,001 - 400,000 | 0.00% | 0.55% | 0.43% | 0.46% | 1.60% | 1.19% | 0.98% | 1.07% |
| 400,001 - 500,000 | 0.00% | 0.00% | 0.00% | 0.07% | 0.27% | 0.15% | 0.33% | 0.56% |
| 500,001 - 600,000 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.08% | 0.09% |
| 600,001 - 700,000 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.10% | 0.10% |
| Total: | 4.38% | 6.70% | 6.71% | 6.18% | 14.79% | 11.43% | 17.61% | 15.79% |

**Prepayment Penalty & FICO**

| Prepayment Penalty Term | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 |
|---|---|---|---|---|---|---|---|---|
| None | 1.49% | 2.68% | 2.70% | 3.20% | 5.88% | 4.79% | 7.76% | 6.71% |
| 12 Months | 0.17% | 0.24% | 0.24% | 0.18% | 0.60% | 0.39% | 0.69% | 0.84% |
| 24 Months | 0.25% | 0.47% | 0.41% | 0.25% | 0.83% | 0.65% | 0.88% | 1.12% |
| 36 Months | 2.43% | 3.24% | 3.34% | 2.52% | 7.32% | 5.54% | 8.10% | 7.07% |
| 48 Months | 0.00% | 0.03% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 60 Months | 0.04% | 0.04% | 0.03% | 0.02% | 0.16% | 0.06% | 0.14% | 0.05% |
| Other | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.04% | 0.00% |
| Total: | 4.38% | 6.70% | 6.71% | 6.18% | 14.79% | 11.43% | 17.61% | 15.79% |

**Mortg Rates & FICO**

| Mortg Rates | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 |
|---|---|---|---|---|---|---|---|---|
| 6.000 - 6.499 | 0.00% | 0.00% | 0.00% | 0.00% | 0.16% | 0.05% | 0.64% | 0.42% |
| 6.500 - 6.999 | 0.00% | 0.00% | 0.00% | 0.02% | 1.17% | 1.43% | 3.16% | 3.10% |
| 7.000 - 7.499 | 0.04% | 0.09% | 0.09% | 0.29% | 4.68% | 4.04% | 7.07% | 6.47% |
| 7.500 - 7.999 | 0.25% | 0.66% | 1.02% | 1.55% | 6.60% | 4.68% | 4.91% | 4.60% |
| 8.000 - 8.499 | 0.62% | 2.32% | 1.89% | 2.62% | 1.74% | 0.99% | 1.64% | 1.19% |
| 8.500 - 8.999 | 2.04% | 2.49% | 3.05% | 1.42% | 0.35% | 0.17% | 0.20% | 0.01% |
| 9.000 - 9.499 | 0.95% | 0.85% | 0.48% | 0.24% | 0.05% | 0.02% | 0.00% | 0.00% |
| 9.500 - 9.999 | 0.49% | 0.29% | 0.18% | 0.04% | 0.03% | 0.04% | 0.00% | 0.00% |
| Total: | 4.38% | 6.70% | 6.71% | 6.18% | 14.79% | 11.43% | 17.61% | 15.79% |

**Mortg Rates & OLTV** (% of principal balance)

| Mortg Rates | 85.01 - 90.00 | 90.01 - 95.00 | 95.01 - 100.00 | 100.01 - 101.00 | 101.01 - 102.00 | 102.01 - 103.00 | 103.01 - 104.00 | 104.01 - 105.00 |
|---|---|---|---|---|---|---|---|---|
| 6.000 - 6.499 | 0.00% | 0.07% | 0.37% | 0.03% | 0.07% | 0.28% | 0.25% | 0.30% |
| 6.500 - 6.999 | 0.02% | 0.55% | 2.29% | 0.21% | 0.46% | 2.41% | 1.19% | 1.23% |
| 7.000 - 7.499 | 0.05% | 1.98% | 8.13% | 0.50% | 0.98% | 5.17% | 2.45% | 2.03% |
| 7.500 - 7.999 | 0.02% | 2.95% | 9.97% | 0.28% | 0.79% | 4.53% | 1.20% | 1.14% |
| 8.000 - 8.499 | 0.00% | 1.83% | 4.29% | 0.15% | 0.58% | 5.36% | 0.18% | 0.18% |
| 8.500 - 8.999 | 0.00% | 0.10% | 2.24% | 0.18% | 0.60% | 6.53% | 0.00% | 0.00% |
| 9.000 - 9.499 | 0.00% | 0.00% | 0.49% | 0.03% | 0.08% | 1.99% | 0.00% | 0.00% |
| 9.500 - 9.999 | 0.00% | 0.00% | 0.36% | 0.01% | 0.08% | 0.62% | 0.00% | 0.00% |
| Total: | 0.09% | 7.48% | 28.14% | 1.39% | 3.63% | 26.88% | 5.27% | 4.88% |

RAMP 2003-RZ5 Adjustable Rate Group II

**FICO & Documentation**

| FICO Score | Full DOC | Reduced Doc | Total | Avg Prin Bal | Original LTV |
|---|---|---|---|---|---|
| 600 - 619 | 100.00% | 0.00% | 11.74% | 139,021 | 101.38 |
| 620 - 639 | 100.00% | 0.00% | 15.37% | 153,979 | 101.12 |
| 640 - 659 | 100.00% | 0.00% | 8.80% | 150,330 | 101.03 |
| 660 - 679 | 100.00% | 0.00% | 8.60% | 157,140 | 101.39 |
| 680 - 699 | 86.31% | 13.69% | 11.77% | 172,812 | 101.29 |
| 700 - 719 | 92.98% | 7.02% | 7.27% | 184,660 | 103.22 |
| 720 - 739 | 55.41% | 44.59% | 15.39% | 184,299 | 101.44 |
| 740 - 759 | 47.08% | 52.92% | 13.05% | 165,847 | 100.74 |
| 760 - 779 | 69.38% | 30.62% | 5.29% | 153,119 | 99.86 |
| 780 - 799 | 60.75% | 39.25% | 2.66% | 154,128 | 99.97 |
| 800 or greater | 100.00% | 0.00% | 0.07% | 69,424 | 107.00 |
| Total: | 81.45% | 18.55% | 100.00% | 161,308 | 101.25 |

**OLTV & FICO** (% of principal balance)

| Original LTV | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 | 760 - 779 | 780 - 799 | 800 or greater | Total | Avg Prin Bal | WAC |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 90.01 - 95.00 | 0.00% | 1.20% | 0.00% | 0.00% | 35.12% | 10.39% | 0.00% | 24.37% | 20.53% | 8.39% | 0.00% | 4.91% | 146,132 | 7.081 |
| 95.01 - 100.00 | 9.90% | 15.24% | 9.41% | 8.28% | 9.60% | 2.61% | 19.68% | 16.19% | 6.01% | 3.07% | 0.00% | 51.39% | 164,254 | 7.253 |
| 100.01 - 101.00 | 17.75% | 21.60% | 0.00% | 0.00% | 42.39% | 0.00% | 7.60% | 0.00% | 10.65% | 0.00% | 0.00% | 1.05% | 156,454 | 7.174 |
| 101.01 - 102.00 | 4.55% | 7.70% | 8.12% | 3.51% | 10.11% | 23.50% | 42.51% | 0.00% | 0.00% | 0.00% | 0.00% | 3.09% | 189,144 | 6.882 |
| 102.01 - 103.00 | 24.25% | 26.89% | 14.24% | 16.22% | 4.02% | 6.38% | 1.99% | 3.41% | 1.38% | 1.23% | 0.00% | 26.08% | 151,001 | 7.606 |
| 103.01 - 104.00 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 15.70% | 20.77% | 63.53% | 0.00% | 0.00% | 0.00% | 1.36% | 202,214 | 6.456 |
| 104.01 - 105.00 | 0.00% | 0.00% | 0.00% | 0.00% | 12.71% | 7.01% | 48.51% | 9.51% | 18.51% | 3.76% | 0.00% | 2.14% | 171,670 | 6.519 |
| 105.01 - 106.00 | 0.00% | 0.00% | 0.00% | 0.00% | 7.60% | 43.16% | 11.93% | 9.92% | 10.74% | 16.65% | 0.00% | 1.63% | 170,047 | 6.754 |
| 106.01 - 107.00 | 0.00% | 0.00% | 0.00% | 0.00% | 34.92% | 23.42% | 22.12% | 16.97% | 1.77% | 0.00% | 0.80% | 8.35% | 170,684 | 6.608 |
| Total: | 11.74% | 15.37% | 8.80% | 8.60% | 11.77% | 7.27% | 15.39% | 13.05% | 5.29% | 2.66% | 0.07% | 100.00% | 161,308 | 7.235 |

**Orig Prin Balance & FICO**

| Orig. Prin Balance | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 | 760 - 779 | 780 - 799 | 800 or greater | Total | Original LTV | WAC |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 - 100,000 | 20.20% | 16.88% | 10.05% | 6.64% | 9.16% | 5.80% | 8.19% | 14.70% | 2.53% | 4.93% | 0.92% | 7.21% | 101.28 | 7.607 |
| 100,001 - 200,000 | 15.08% | 16.47% | 10.49% | 10.42% | 10.88% | 3.84% | 11.77% | 12.00% | 6.69% | 2.36% | 0.00% | 56.97% | 101.11 | 7.342 |
| 200,001 - 300,000 | 5.49% | 13.28% | 6.82% | 8.01% | 11.30% | 13.22% | 20.72% | 15.79% | 4.22% | 3.13% | 0.00% | 30.77% | 101.39 | 7.053 |
| 300,001 - 400,000 | 0.00% | 16.80% | 0.00% | 8.21% | 23.62% | 14.64% | 29.49% | 7.24% | 0.00% | 0.00% | 0.00% | 4.06% | 102.22 | 6.660 |
| 400,001 - 500,000 | 0.00% | 0.00% | 0.00% | 0.00% | 100.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.48% | 100.00 | 6.625 |
| 500,001 - 600,000 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 100.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.52% | 100.00 | 6.250 |
| Total: | 11.74% | 15.37% | 8.80% | 8.60% | 11.77% | 7.27% | 15.39% | 13.05% | 5.29% | 2.66% | 0.07% | 100.00% | 101.25 | 7.235 |

**Prepayment Penalty & FICO**

| Prepayment Penalty Term | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 | 760 - 779 | 780 - 799 | 800 or greater | Total | Original LTV | WAC | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| None | 10.93% | 10.12% | 13.26% | 8.27% | 14.00% | 7.21% | 16.73% | 11.56% | 4.87% | 3.05% | 0.00% | 23.32% | 101.39 | 7.235 | 162,017 |
| 12 Months | 7.07% | 13.48% | 8.32% | 2.38% | 17.59% | 9.03% | 13.32% | 21.65% | 4.03% | 3.13% | 0.00% | 6.88% | 101.91 | 6.996 | 193,866 |
| 24 Months | 11.91% | 19.11% | 6.88% | 11.09% | 8.64% | 6.12% | 16.09% | 10.28% | 6.31% | 3.56% | 0.00% | 43.44% | 101.21 | 7.275 | 163,406 |
| 36 Months | 13.02% | 14.55% | 8.26% | 6.48% | 13.64% | 8.87% | 12.89% | 16.93% | 4.37% | 0.73% | 0.26% | 25.98% | 101.00 | 7.238 | 150,405 |
| Other | 39.22% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 60.78% | 0.00% | 0.00% | 0.00% | 0.00% | 0.38% | 101.18 | 6.985 | 196,421 |
| Total: | 11.74% | 15.37% | 8.80% | 8.60% | 11.77% | 7.27% | 15.39% | 13.05% | 5.29% | 2.66% | 0.07% | 100.00% | 101.25 | 7.235 | 161,308 |

**Mortg Rates & FICO**

| Mortg Rates | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 | 760 - 779 | 780 - 799 | 800 or greater | Total | Original LTV | WAC | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5.500 - 5.999 | 0.00% | 0.00% | 0.00% | 0.00% | 52.32% | 7.83% | 0.00% | 20.95% | 18.90% | 0.00% | 0.00% | 1.90% | 102.65 | 5.844 | 197,669 |
| 6.000 - 6.499 | 0.00% | 0.00% | 0.00% | 0.00% | 13.07% | 17.31% | 39.75% | 14.15% | 12.70% | 2.46% | 0.57% | 11.79% | 102.00 | 6.270 | 194,952 |
| 6.500 - 6.999 | 0.00% | 2.34% | 1.47% | 3.76% | 21.81% | 12.82% | 24.77% | 20.02% | 8.21% | 4.81% | 0.00% | 26.30% | 101.59 | 6.687 | 173,425 |
| 7.000 - 7.499 | 3.42% | 11.33% | 9.09% | 14.48% | 9.22% | 3.05% | 16.32% | 23.55% | 5.73% | 3.80% | 0.00% | 22.26% | 100.61 | 7.228 | 158,849 |
| 7.500 - 7.999 | 20.24% | 28.92% | 18.85% | 15.38% | 6.66% | 4.70% | 2.55% | 2.20% | 0.00% | 0.48% | 0.00% | 21.82% | 100.99 | 7.713 | 155,738 |
| 8.000 - 8.499 | 40.73% | 37.19% | 16.48% | 5.60% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 9.18% | 101.22 | 8.199 | 147,233 |
| 8.500 - 8.999 | 41.72% | 37.06% | 11.31% | 7.60% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 2.32% | 0.00% | 6.76% | 101.15 | 8.618 | 121,470 |
| Total: | 11.74% | 15.37% | 8.80% | 8.60% | 11.77% | 7.27% | 15.39% | 13.05% | 5.29% | 2.66% | 0.07% | 100.00% | 101.25 | 7.235 | 161,308 |

**Mortg Rates & OLTV** (% of principal balance)

| Mortg Rates | 85.01 - 90.00 | 90.01 - 95.00 | 95.01 - 100.00 | 100.01 - 101.00 | 101.01 - 102.00 | 102.01 - 103.00 | 103.01 - 104.00 | 104.01 - 105.00 | 105.01 - 106.00 | 106.01 - 107.00 | Total | Original LTV | WAC | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5.500 - 5.999 | 0.00% | 0.00% | 44.94% | 0.00% | 0.00% | 9.67% | 0.00% | 7.87% | 0.00% | 37.51% | 1.90% | 102.65 | 5.844 | 197,669 |
| 6.000 - 6.499 | 0.00% | 5.41% | 38.77% | 1.74% | 9.84% | 13.06% | 5.30% | 7.07% | 0.00% | 19.01% | 11.79% | 102.00 | 6.270 | 194,952 |
| 6.500 - 6.999 | 0.00% | 5.32% | 52.59% | 1.26% | 3.11% | 12.11% | 2.79% | 3.57% | 5.15% | 14.10% | 26.30% | 101.59 | 6.687 | 173,425 |
| 7.000 - 7.499 | 0.00% | 6.40% | 64.81% | 1.47% | 0.97% | 17.46% | 0.00% | 0.99% | 1.25% | 6.65% | 22.26% | 100.61 | 7.228 | 158,849 |
| 7.500 - 7.999 | 0.00% | 6.35% | 43.14% | 0.00% | 3.56% | 45.97% | 0.00% | 0.00% | 0.00% | 0.98% | 21.82% | 100.99 | 7.713 | 155,738 |
| 8.000 - 8.499 | 0.00% | 0.00% | 49.88% | 0.00% | 1.53% | 48.59% | 0.00% | 0.00% | 0.00% | 0.00% | 9.18% | 101.22 | 8.199 | 147,233 |
| 8.500 - 8.999 | 0.00% | 0.87% | 54.96% | 2.76% | 0.00% | 41.40% | 0.00% | 0.00% | 0.00% | 0.00% | 6.76% | 101.15 | 8.618 | 121,470 |
| Total: | 0.00% | 4.91% | 51.39% | 1.05% | 3.09% | 26.08% | 1.36% | 2.14% | 1.63% | 8.35% | 100.00% | 101.25 | 7.235 | 161,308 |

RAMP 2003-RZ5 Adjustable Rate Group II

**FICO Documentation**

| FICO Score | Full DOC | Reduced Doc | Total | Avg Prin Bal | Original LTV |
|---|---|---|---|---|---|
| 600 - 619 | 11.74% | 0.00% | 11.74% | 139,021 | 101.38 |
| 620 - 639 | 15.37% | 0.00% | 15.37% | 153,979 | 101.12 |
| 640 - 659 | 8.80% | 0.00% | 8.80% | 150,330 | 101.03 |
| 660 - 679 | 8.60% | 0.00% | 8.60% | 157,140 | 101.39 |
| 680 - 699 | 10.16% | 1.61% | 11.77% | 172,812 | 101.29 |
| 700 - 719 | 6.76% | 0.51% | 7.27% | 184,660 | 103.22 |
| 720 - 739 | 8.53% | 6.86% | 15.39% | 184,299 | 101.44 |
| 740 - 759 | 6.14% | 6.91% | 13.05% | 165,847 | 100.74 |
| 760 - 779 | 3.67% | 1.62% | 5.29% | 153,119 | 99.86 |
| 780 - 799 | 1.62% | 1.04% | 2.66% | 154,128 | 99.97 |
| 800 or greater | 0.07% | 0.00% | 0.07% | 69,424 | 107.00 |
| Total: | 81.45% | 18.55% | 100.00% | 161,308 | 101.25 |

**OLTV & FICO** (% of principal balance)

| Original LTV | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 |
|---|---|---|---|---|---|---|---|---|
| 90.01 - 95.00 | 0.00% | 0.06% | 0.00% | 0.00% | 1.72% | 0.51% | 0.00% | 1.20% |
| 95.01 - 100.00 | 5.09% | 7.83% | 4.84% | 4.26% | 4.93% | 1.34% | 10.11% | 8.32% |
| 100.01 - 101.00 | 0.19% | 0.23% | 0.00% | 0.00% | 0.45% | 0.00% | 0.08% | 0.00% |
| 101.01 - 102.00 | 0.14% | 0.24% | 0.25% | 0.11% | 0.31% | 0.73% | 1.31% | 0.00% |
| 102.01 - 103.00 | 6.32% | 7.01% | 3.71% | 4.23% | 1.05% | 1.66% | 0.52% | 0.89% |
| 103.01 - 104.00 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.21% | 0.28% | 0.86% |
| 104.01 - 105.00 | 0.00% | 0.00% | 0.00% | 0.00% | 0.27% | 0.15% | 1.04% | 0.20% |
| 105.01 - 106.00 | 0.00% | 0.00% | 0.00% | 0.00% | 0.12% | 0.70% | 0.19% | 0.16% |
| 106.01 - 107.00 | 0.00% | 0.00% | 0.00% | 0.00% | 2.92% | 1.96% | 1.85% | 1.42% |
| Total: | 11.74% | 15.37% | 8.80% | 8.60% | 11.77% | 7.27% | 15.39% | 13.05% |

**Orig. Prin Balance & FICO**

| Orig. Prin Balance | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 |
|---|---|---|---|---|---|---|---|---|
| 1 - 100,000 | 1.46% | 1.22% | 0.72% | 0.48% | 0.66% | 0.42% | 0.59% | 1.06% |
| 100,001 - 200,000 | 8.59% | 9.38% | 5.98% | 5.94% | 6.20% | 2.18% | 6.71% | 6.84% |
| 200,001 - 300,000 | 1.69% | 4.09% | 2.10% | 1.85% | 3.48% | 4.07% | 6.38% | 4.86% |
| 300,001 - 400,000 | 0.00% | 0.88% | 0.00% | 0.33% | 0.96% | 0.59% | 1.20% | 0.29% |
| 400,001 - 500,000 | 0.00% | 0.00% | 0.00% | 0.00% | 0.48% | 0.00% | 0.00% | 0.00% |
| 500,001 - 600,000 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.52% | 0.00% |
| Total: | 11.74% | 15.37% | 8.80% | 8.60% | 11.77% | 7.27% | 15.39% | 13.05% |

**Prepayment Penalty & FICO**

| Prepayment Penalty Term | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 |
|---|---|---|---|---|---|---|---|---|
| None | 2.55% | 2.36% | 3.09% | 1.93% | 3.26% | 1.68% | 3.90% | 2.70% |
| 12 Months | 0.49% | 0.93% | 0.57% | 0.16% | 1.21% | 0.62% | 0.92% | 1.49% |
| 24 Months | 5.17% | 8.30% | 2.99% | 4.82% | 3.75% | 2.66% | 6.99% | 4.46% |
| 36 Months | 3.38% | 3.78% | 2.15% | 1.68% | 3.54% | 2.30% | 3.35% | 4.40% |
| Other | 0.15% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.23% | 0.00% |
| Total: | 11.74% | 15.37% | 8.80% | 8.60% | 11.77% | 7.27% | 15.39% | 13.05% |

**Mortg Rates & FICO**

| Mortg Rates | 600 - 619 | 620 - 639 | 640 - 659 | 660 - 679 | 680 - 699 | 700 - 719 | 720 - 739 | 740 - 759 |
|---|---|---|---|---|---|---|---|---|
| 5.500 - 5.999 | 0.00% | 0.00% | 0.00% | 0.00% | 0.99% | 0.15% | 0.00% | 0.40% |
| 6.000 - 6.499 | 0.00% | 0.00% | 0.00% | 0.00% | 1.54% | 2.04% | 4.68% | 1.67% |
| 6.500 - 6.999 | 0.00% | 0.61% | 0.39% | 0.99% | 5.73% | 3.37% | 6.51% | 5.26% |
| 7.000 - 7.499 | 0.76% | 2.52% | 2.02% | 3.22% | 2.05% | 0.68% | 3.63% | 5.24% |
| 7.500 - 7.999 | 4.42% | 6.31% | 4.11% | 3.36% | 1.45% | 1.03% | 0.56% | 0.48% |
| 8.000 - 8.499 | 3.74% | 3.42% | 1.51% | 0.51% | 0.00% | 0.00% | 0.00% | 0.00% |
| 8.500 - 8.999 | 2.82% | 2.51% | 0.76% | 0.51% | 0.00% | 0.00% | 0.00% | 0.00% |
| Total: | 11.74% | 15.37% | 8.80% | 8.60% | 11.77% | 7.27% | 15.39% | 13.05% |

**Mortg Rates & OLTV** (% of principal balance)

| Mortg Rates | 85.01 - 90.00 | 90.01 - 95.00 | 95.01 - 100.00 | 100.01 - 101.00 | 101.01 - 102.00 | 102.01 - 103.00 | 103.01 - 104.00 | 104.01 - 105.00 |
|---|---|---|---|---|---|---|---|---|
| 5.500 - 5.999 | 0.00% | 0.00% | 0.85% | 0.00% | 0.00% | 0.18% | 0.00% | 0.15% |
| 6.000 - 6.499 | 0.00% | 0.64% | 4.57% | 0.21% | 1.14% | 1.54% | 0.62% | 0.83% |
| 6.500 - 6.999 | 0.00% | 1.40% | 13.83% | 0.33% | 0.82% | 3.18% | 0.73% | 0.94% |
| 7.000 - 7.499 | 0.00% | 1.42% | 14.42% | 0.33% | 0.22% | 3.89% | 0.00% | 0.22% |
| 7.500 - 7.999 | 0.00% | 1.39% | 9.41% | 0.00% | 0.78% | 10.03% | 0.00% | 0.00% |
| 8.000 - 8.499 | 0.00% | 0.00% | 4.58% | 0.00% | 0.14% | 4.46% | 0.00% | 0.00% |
| 8.500 - 8.999 | 0.00% | 0.06% | 3.72% | 0.19% | 0.00% | 2.80% | 0.00% | 0.00% |
| Total: | 0.00% | 4.91% | 51.39% | 1.05% | 3.09% | 26.08% | 1.36% | 2.14% |

## *Transaction*

**Issuer:** Residential Asset Mortgage Products, Inc
**Series:** 2003-RZ5

**Collateral:** $875 Million of Home Equity Mortgage Loans

**Servicer:** Residential Funding Corporation

**Rating Agencies:** Moody's and S&P

## *Structure*

**Credit Support**

1- Excess Interest
2- Overcollateralization
3- Subordination

| Class | Moody's | S&P | Cpn Type | Amount | Initial Size | Initial C/E | Stepdown C/E |
|---|---|---|---|---|---|---|---|
| Seniors | Aaa | AAA | Fixed/Float | 785,313,000 | 89.75% | 10.25% | 22.70% |
| M-1 | Aa2 | AA | Fixed | 41,562,000 | 4.75% | 5.50% | 13.20% |
| M-2 | A2 | A | Fixed | 32,813,000 | 3.75% | 1.75% | 5.70% |
| M-3 | Baa1 | BBB | Fixed | 15,312,000 | 1.75% | 0.00% | 2.20% |
| OC Target | - | - | - | *9,625,000* | 1.10% | - | - |

After the Stepdown Date the subordinates may receive principal payments
Zero initial OC building to 1.10% of original pool balance

**Trigger Event**

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The 60+ day Delinquency Percentage equals or exceeds 8.00%
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

| Distribution Dates | Cumulative Realized Loss Percentage |
|---|---|
| January 2007 - December 2007 | 2.50% |
| January 2008 - December 2008 | 3.20% |
| January 2009 - December 2009 | 4.05% |
| January 2010 and afterwards | 4.25% |

## *Loss Coverage*

**First Principal Loss**

| | Fwd LIBOR | | Fwd LIBOR + 200 | |
|---|---|---|---|---|
| Class | CDR | Cum Loss | CDR | Cum Loss |
| M-2 | 3.1% | 10.1% | 2.9% | 9.5% |
| M-3 | 2.6% | 8.6% | 2.4% | 8.0% |

100% loss severity
6 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Run at the Pricing Speed

Banc of America Securities 

**Issuer** RAMP 2003-RZ5

## *Excess Spread*

| Period | Paydate | XS Spread | Forward 1m LIBOR | Forward 1y LIBOR |
|---|---|---|---|---|
| 1 | 01/25/2004 | 408 | 1.12 | 1.47 |
| 2 | 02/25/2004 | 409 | 1.16 | 1.57 |
| 3 | 03/25/2004 | 410 | 1.19 | 1.66 |
| 4 | 04/25/2004 | 404 | 1.18 | 1.78 |
| 5 | 05/25/2004 | 403 | 1.20 | 1.88 |
| 6 | 06/25/2004 | 394 | 1.33 | 2.00 |
| 7 | 07/25/2004 | 392 | 1.36 | 2.13 |
| 8 | 08/25/2004 | 384 | 1.46 | 2.26 |
| 9 | 09/25/2004 | 377 | 1.57 | 2.38 |
| 10 | 10/25/2004 | 372 | 1.68 | 2.52 |
| 11 | 11/25/2004 | 362 | 1.79 | 2.65 |
| 12 | 12/25/2004 | 357 | 1.92 | 2.78 |
| 13 | 01/25/2005 | 347 | 2.05 | 2.91 |
| 14 | 02/25/2005 | 340 | 2.20 | 3.01 |
| 15 | 03/25/2005 | 339 | 2.35 | 3.10 |
| 16 | 04/25/2005 | 327 | 2.48 | 3.21 |
| 17 | 05/25/2005 | 324 | 2.60 | 3.29 |
| 18 | 06/25/2005 | 317 | 2.74 | 3.38 |
| 19 | 07/25/2005 | 314 | 2.88 | 3.47 |
| 20 | 08/25/2005 | 308 | 3.01 | 3.56 |
| 21 | 09/25/2005 | 304 | 3.11 | 3.64 |
| 22 | 10/25/2005 | 302 | 3.17 | 3.73 |
| 23 | 11/25/2005 | 307 | 3.21 | 3.81 |
| 24 | 12/25/2005 | 304 | 3.28 | 3.89 |
| 25 | 01/25/2006 | 299 | 3.39 | 3.97 |
| 26 | 02/25/2006 | 294 | 3.53 | 4.04 |
| 27 | 03/25/2006 | 293 | 3.66 | 4.11 |
| 28 | 04/25/2006 | 285 | 3.76 | 4.18 |
| 29 | 05/25/2006 | 282 | 3.85 | 4.23 |
| 30 | 06/25/2006 | 277 | 3.90 | 4.30 |
| 31 | 07/25/2006 | 276 | 3.90 | 4.36 |
| 32 | 08/25/2006 | 272 | 3.88 | 4.42 |
| 33 | 09/25/2006 | 269 | 3.92 | 4.47 |
| 34 | 10/25/2006 | 267 | 4.00 | 4.53 |
| 35 | 11/25/2006 | 277 | 4.13 | 4.58 |
| 36 | 12/25/2006 | 274 | 4.24 | 4.63 |
| 37 | 01/25/2007 | 270 | 4.30 | 4.69 |
| 38 | 02/25/2007 | 267 | 4.35 | 4.73 |
| 39 | 03/25/2007 | 268 | 4.39 | 4.78 |
| 40 | 04/25/2007 | 261 | 4.43 | 4.82 |
| 41 | 05/25/2007 | 259 | 4.48 | 4.87 |
| 42 | 06/25/2007 | 254 | 4.53 | 4.91 |
| 43 | 07/25/2007 | 253 | 4.57 | 4.95 |
| 44 | 08/25/2007 | 249 | 4.62 | 4.99 |
| 45 | 09/25/2007 | 247 | 4.66 | 5.03 |
| 46 | 10/25/2007 | 247 | 4.70 | 5.06 |
| 47 | 11/25/2007 | 250 | 4.74 | 5.10 |
| 48 | 12/25/2007 | 250 | 4.78 | 5.13 |
| 49 | 01/25/2008 | 248 | 4.82 | 5.16 |
| 50 | 02/25/2008 | 247 | 4.86 | 5.19 |
| 51 | 03/25/2008 | 248 | 4.90 | 5.23 |
| 52 | 04/25/2008 | 245 | 4.93 | 5.25 |
| 53 | 05/25/2008 | 246 | 4.96 | 5.28 |
| 54 | 06/25/2008 | 244 | 4.99 | 5.31 |
| 55 | 07/25/2008 | 244 | 5.02 | 5.33 |
| 56 | 08/25/2008 | 242 | 5.05 | 5.36 |
| 57 | 09/25/2008 | 241 | 5.07 | 5.38 |
| 58 | 10/25/2008 | 242 | 5.10 | 5.40 |
| 59 | 11/25/2008 | 246 | 5.13 | 5.43 |
| 60 | 12/25/2008 | 247 | 4.82 | 5.16 |
| 61 | 01/25/2009 | 247 | 4.86 | 5.19 |
| 62 | 02/25/2009 | 247 | 4.90 | 5.23 |
| 63 | 03/25/2009 | 249 | 4.93 | 5.25 |
| 64 | 04/25/2009 | 248 | 4.96 | 5.28 |
| 65 | 05/25/2009 | 249 | 4.99 | 5.31 |
| 66 | 06/25/2009 | 248 | 5.02 | 5.33 |
| 67 | 07/25/2009 | 249 | 5.05 | 5.36 |
| 68 | 08/25/2009 | 249 | 5.07 | 5.38 |
| 69 | 09/25/2009 | 249 | 5.10 | 5.40 |
| 70 | 10/25/2009 | 250 | 5.13 | 5.43 |
| 71 | 11/25/2009 | 253 | 5.15 | 5.44 |
| 72 | 12/25/2009 | 254 | 5.18 | 5.47 |
| 73 | 01/25/2010 | 254 | 5.21 | 5.49 |
| 74 | 02/25/2010 | 254 | 5.24 | 5.52 |
| 75 | 03/25/2010 | 254 | 5.26 | 5.54 |
| 76 | 04/25/2010 | 255 | 5.28 | 5.56 |
| 77 | 05/25/2010 | 255 | 5.30 | 5.59 |
| 78 | 06/25/2010 | 255 | 5.32 | 5.61 |
| 79 | 07/25/2010 | 255 | 5.35 | 5.63 |
| 80 | 08/25/2010 | 255 | 5.36 | 5.65 |
| 81 | 09/25/2010 | 255 | 5.37 | 5.67 |
| 82 | 10/25/2010 | 255 | 5.38 | 5.69 |
| 83 | 11/25/2010 | 257 | 5.41 | 5.71 |
| 84 | 12/25/2010 | 257 | 5.46 | 5.73 |
| 85 | 01/25/2011 | 257 | 5.52 | 5.74 |
| 86 | 02/25/2011 | 256 | 5.57 | 5.76 |
| 87 | 03/25/2011 | 255 | 5.59 | 5.78 |
| 88 | 04/25/2011 | 256 | 5.60 | 5.79 |
| 89 | 05/25/2011 | 257 | 5.58 | 5.80 |
| 90 | 06/25/2011 | 257 | 5.55 | 5.81 |
| 91 | 07/25/2011 | 258 | 5.53 | 5.83 |
| 92 | 08/25/2011 | 258 | 5.52 | 5.84 |
| 93 | 09/25/2011 | 259 | 5.53 | 5.85 |
| 94 | 10/25/2011 | 259 | 5.56 | 5.86 |
| 95 | 11/25/2011 | 260 | 5.61 | 5.87 |
| 96 | 12/25/2011 | 216 | 5.67 | 5.88 |
| 97 | 01/25/2012 | 217 | 5.67 | 5.88 |
| 98 | 02/25/2012 | 218 | 5.67 | 5.88 |
| 99 | 03/25/2012 | 218 | 5.67 | 5.88 |
| 100 | 04/25/2012 | 219 | 5.67 | 5.88 |
| 101 | 05/25/2012 | 220 | 5.67 | 5.88 |
| 102 | 06/25/2012 | 221 | 5.67 | 5.88 |
| 103 | 07/25/2012 | 222 | 5.67 | 5.88 |
| 104 | 08/25/2012 | 222 | 5.67 | 5.88 |
| 105 | 09/25/2012 | 223 | 5.67 | 5.88 |
| 106 | 10/25/2012 | 224 | 5.67 | 5.88 |
| 107 | 11/25/2012 | 225 | 5.67 | 5.88 |
| 108 | 12/25/2012 | 226 | 5.67 | 5.88 |
| 109 | 01/25/2013 | 227 | 5.67 | 5.88 |
| 110 | 02/25/2013 | 228 | 5.67 | 5.88 |
| 111 | 03/25/2013 | 230 | 5.67 | 5.88 |
| 112 | 04/25/2013 | 232 | 5.67 | 5.88 |
| 113 | 05/25/2013 | 234 | 5.67 | 5.88 |
| 114 | 06/25/2013 | 236 | 5.67 | 5.88 |
| 115 | 07/25/2013 | 238 | 5.67 | 5.88 |
| 116 | 08/25/2013 | 241 | 5.67 | 5.88 |
| 117 | 09/25/2013 | 243 | 5.67 | 5.88 |
| 118 | 10/25/2013 | 245 | 5.67 | 5.88 |
| 119 | 11/25/2013 | 248 | 5.67 | 5.88 |
| 120 | 12/25/2013 | 251 | 5.67 | 5.88 |
| 121 | 01/25/2014 | 253 | 5.67 | 5.88 |
| 122 | 02/25/2014 | 256 | 5.67 | 5.88 |
| 123 | 03/25/2014 | 259 | 5.67 | 5.88 |
| 124 | 04/25/2014 | 261 | 5.67 | 5.88 |
| 125 | 05/25/2014 | 264 | 5.67 | 5.88 |
| 126 | 06/25/2014 | 267 | 5.67 | 5.88 |
| 127 | 07/25/2014 | 271 | 5.67 | 5.88 |
| 128 | 08/25/2014 | 274 | 5.67 | 5.88 |
| 129 | 09/25/2014 | 277 | 5.67 | 5.88 |
| 130 | 10/25/2014 | 280 | 5.67 | 5.88 |
| 131 | 11/25/2014 | 284 | 5.67 | 5.88 |
| 132 | 12/25/2014 | 287 | 5.67 | 5.88 |
| 133 | 01/25/2015 | 291 | 5.67 | 5.88 |
| 134 | 02/25/2015 | 295 | 5.67 | 5.88 |
| 135 | 03/25/2015 | 299 | 5.67 | 5.88 |
| 136 | 04/25/2015 | 303 | 5.67 | 5.88 |
| 137 | 05/25/2015 | 307 | 5.67 | 5.88 |
| 138 | 06/25/2015 | 311 | 5.67 | 5.88 |
| 139 | 07/25/2015 | 315 | 5.67 | 5.88 |
| 140 | 08/25/2015 | 320 | 5.67 | 5.88 |
| 141 | 09/25/2015 | 324 | 5.67 | 5.88 |
| 142 | 10/25/2015 | 329 | 5.67 | 5.88 |
| 143 | 11/25/2015 | 336 | 5.67 | 5.88 |
| 144 | 12/25/2015 | 343 | 5.67 | 5.88 |
| 145 | 01/25/2016 | 351 | 5.67 | 5.88 |
| 146 | 02/25/2016 | 358 | 5.67 | 5.88 |
| 147 | 03/25/2016 | 366 | 5.67 | 5.88 |
| 148 | 04/25/2016 | 374 | 5.67 | 5.88 |
| 149 | 05/25/2016 | 383 | 5.67 | 5.88 |
| 150 | 06/25/2016 | 391 | 5.67 | 5.88 |
| 151 | 07/25/2016 | 400 | 5.67 | 5.88 |
| 152 | 08/25/2016 | 409 | 5.67 | 5.88 |
| 153 | 09/25/2016 | 418 | 5.67 | 5.88 |
| 154 | 10/25/2016 | 428 | 5.67 | 5.88 |
| 155 | 11/25/2016 | 438 | 5.67 | 5.88 |
| 156 | 12/25/2016 | 448 | 5.67 | 5.88 |
| 157 | 01/25/2017 | 458 | 5.67 | 5.88 |
| 158 | 02/25/2017 | 469 | 5.67 | 5.88 |
| 159 | 03/25/2017 | 480 | 5.67 | 5.88 |
| 160 | 04/25/2017 | 491 | 5.67 | 5.88 |
| 161 | 05/25/2017 | 503 | 5.67 | 5.88 |
| 162 | 06/25/2017 | 515 | 5.67 | 5.88 |
| 163 | 07/25/2017 | 527 | 5.67 | 5.88 |
| 164 | 08/25/2017 | 540 | 5.67 | 5.88 |
| 165 | 09/25/2017 | 553 | 5.67 | 5.88 |
| 166 | 10/25/2017 | 566 | 5.67 | 5.88 |
| 167 | 11/25/2017 | 580 | 5.67 | 5.88 |
| 168 | 12/25/2017 | 594 | 5.67 | 5.88 |
| 169 | 01/25/2018 | 608 | 5.67 | 5.88 |
| 170 | 02/25/2018 | 623 | 5.67 | 5.88 |
| 171 | 03/25/2018 | 639 | 5.67 | 5.88 |
| 172 | 04/25/2018 | 655 | 5.67 | 5.88 |
| 173 | 05/25/2018 | 671 | 5.67 | 5.88 |
| 174 | 06/25/2018 | 688 | 5.67 | 5.88 |
| 175 | 07/25/2018 | 705 | 5.67 | 5.88 |
| 176 | 08/25/2018 | 722 | 5.67 | 5.88 |
| 177 | 09/25/2018 | 741 | 5.67 | 5.88 |

Run at Pricing Speed, To Maturity, Fwd LIBOR, assuming Triggers are hit

## *Transaction*

**Issuer:** Residential Asset Mortgage Products, Inc
**Series:** 2003-RZ5

**Collateral:** $875 Million of Home Equity Mortgage Loans

**Servicer:** Residential Funding Corporation

**Rating Agencies:** Moody's and S&P

## *Structure*

**Credit Support**

1- Excess Interest
2- Overcollateralization
3- Subordination

| Class | Moody's | S&P | Cpn Type | Amount | Initial Size | Initial C/E | Stepdown C/E |
|---|---|---|---|---|---|---|---|
| Seniors | Aaa | AAA | Fixed/Float | 785,313,000 | 89.75% | 10.25% | 22.70% |
| M-1 | Aa2 | AA | Fixed | 41,562,000 | 4.75% | 5.50% | 13.20% |
| M-2 | A2 | A | Fixed | 32,813,000 | 3.75% | 1.75% | 5.70% |
| M-3 | Baa1 | BBB | Fixed | 15,312,000 | 1.75% | 0.00% | 2.20% |
| OC Target | - | - | - | 9,625,000 | 1.10% | - | - |

After the Stepdown Date the subordinates may receive principal payments
Zero initial OC building to 1.10% of original pool balance

**Trigger Event**

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The 60+ day Delinquency Percentage equals or exceeds 8.00%
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

| Distribution Dates | Cumulative Realized Loss Percentage |
|---|---|
| January 2007 - December 2007 | 2.50% |
| January 2008 - December 2008 | 3.20% |
| January 2009 - December 2009 | 4.05% |
| January 2010 and afterwards | 4.25% |

## *Class M-3 Loss Coverage*

**Run at Constant CDR**

| | Static LIBOR | | | | Fwd LIBOR | | | | Fwd LIBOR + 200 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PPC | CDR | Cum Loss | Cum Default | WAL | CDR | Cum Loss | Cum Default | WAL | CDR | Cum Loss | Cum Default | WAL |
| 50 | 5.3% | 10.9% | 27.4% | 22.21 | 6.0% | 12.1% | 30.1% | 22.01 | 6.2% | 12.4% | 30.9% | 22.16 |
| 100 | 5.2% | 6.5% | 16.2% | 14.02 | 5.5% | 6.8% | 17.0% | 13.95 | 5.5% | 6.8% | 17.0% | 14.00 |
| 150 | 5.0% | 4.4% | 10.9% | 9.63 | 5.1% | 4.4% | 11.1% | 9.63 | 5.0% | 4.4% | 10.9% | 9.62 |
| 200 | 4.6% | 3.0% | 7.6% | 6.93 | 4.7% | 3.1% | 7.8% | 6.97 | 4.6% | 3.0% | 7.6% | 6.97 |

**Run using Default Curve (100% of curve = 7.5% Defaults)**

| | Static LIBOR | | | | Fwd LIBOR | | | | Fwd LIBOR + 200 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PPC | % of Default Curve | Cum Loss | Cum Default | WAL | % of Default Curve | Cum Loss | Cum Default | WAL | % of Default Curve | Cum Loss | Cum Default | WAL |
| 50 | 345% | 10.4% | 25.9% | 24.61 | 364% | 10.9% | 27.3% | 24.63 | 369% | 11.1% | 27.7% | 24.68 |
| 100 | 143% | 4.3% | 10.7% | 15.57 | 155% | 4.7% | 11.6% | 15.54 | 160% | 4.8% | 12.0% | 15.52 |
| 150 | 83% | 2.5% | 6.2% | 9.66 | 88% | 2.6% | 6.6% | 9.59 | 91% | 2.7% | 6.8% | 9.57 |
| 200 | 62% | 1.8% | 4.6% | 6.44 | 64% | 1.9% | 4.7% | 6.41 | 65% | 1.9% | 4.8% | 6.40 |

40% loss severity
12 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means the Pricing Speed

**Run using Default Curve (100% of curve = 7.5% Defaults)**

| | Static LIBOR | | | | Fwd LIBOR | | | | Fwd LIBOR + 200 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PPC | % of Default Curve | Cum Loss | Cum Default | WAL | % of Default Curve | Cum Loss | Cum Default | WAL | % of Default Curve | Cum Loss | Cum Default | WAL |
| 50 | 388% | 11.6% | 29.1% | 24.34 | 404% | 12.1% | 30.3% | 24.41 | 404% | 12.1% | 30.3% | 24.43 |
| 100 | 181% | 5.4% | 13.6% | 15.24 | 192% | 5.8% | 14.4% | 15.20 | 195% | 5.9% | 14.6% | 15.18 |
| 150 | 106% | 3.2% | 8.0% | 9.28 | 111% | 3.3% | 8.3% | 9.21 | 112% | 3.4% | 8.4% | 9.18 |
| 200 | 78% | 2.3% | 5.7% | 5.72 | 80% | 2.3% | 5.9% | 5.67 | 81% | 2.4% | 5.9% | 5.65 |

40% loss severity
0 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means the Pricing Speed

## *Transaction*

**Issuer:** Residential Asset Mortgage Products, Inc
**Series:** 2003-RZ5

**Collateral:** $875 Million of Home Equity Mortgage Loans

**Servicer:** Residential Funding Corporation

**Rating Agencies:** Moody's and S&P

## *Structure*

**Credit Support**

1- Excess Interest
2- Overcollateralization
3- Subordination

| Class | Moody's | S&P | Cpn Type | Amount | Initial Size | Initial C/E | Stepdown C/E |
|---|---|---|---|---|---|---|---|
| Seniors | Aaa | AAA | Fixed/Float | 785,313,000 | 89.75% | 10.25% | 22.70% |
| M-1 | Aa2 | AA | Fixed | 41,562,000 | 4.75% | 5.50% | 13.20% |
| M-2 | A2 | A | Fixed | 32,813,000 | 3.75% | 1.75% | 5.70% |
| M-3 | Baa1 | BBB | Fixed | 15,312,000 | 1.75% | 0.00% | 2.20% |
| OC Target | - | - | - | *9,625,000* | 1.10% | - | - |

After the Stepdown Date the subordinates may receive principal payments
Zero initial OC building to 1.10% of original pool balance

**Trigger Event**

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) The 60+ day Delinquency Percentage equals or exceeds 8.00%
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

| Distribution Dates | Cumulative Realized Loss Percentage |
|---|---|
| January 2007 - December 2007 | 2.50% |
| January 2008 - December 2008 | 3.20% |
| January 2009 - December 2009 | 4.05% |
| January 2010 and afterwards | 4.25% |

## *Loss Coverage*

**First Principal Loss**

| | Pricing Speed | | | | 2x Pricing Speed | | | |
|---|---|---|---|---|---|---|---|---|
| Class | CDR | Cum Loss | WAL | Break Period | CDR | Cum Loss | WAL | Break Period |
| M-1 | 8.1% | 13.0% | 10.36 | 200 | 10.7% | 9.2% | 5.12 | 73 |
| M-2 | 5.6% | 9.5% | 11.80 | 171 | 6.1% | 5.5% | 5.77 | 76 |
| M-3 | 4.7% | 8.2% | 14.46 | 116 | 4.2% | 3.8% | 7.00 | 58 |

55% loss severity
6 month lag in recoveries
Servicer Advances P&I
Trigger failing
Run to maturity
Defaults are in addition to prepayments
Fwd LIBOR

# GMAC RFC

CREDIT SUISSE | FIRST BOSTON

RMBS New Issue Term Sheet

$875,000,000 Certificates (Approximate)

Mortgage Asset-Backed Pass-Through Certificates,
Series 2003-RZ5

RAMP Series 2003-RZ5 Trust
*Issuer*

Residential Asset Mortgage Products, Inc.
*Depositor*

Residential Funding Corporation
*Master Servicer*

## TRANSACTION SUMMARY

| Class[2] | *Expected* Class Size [1] | Group | Interest Type | Principal Type | *Expected* WAL (yrs) *Call/Mat* | *Expected* Principal Window (mos) *Call/Mat* | Expected Final Distribution Date[5] | Final Scheduled Distribution Date[6] | *Expected* Ratings Moody's/S&P |
|---|---|---|---|---|---|---|---|---|---|
| A-1[4][10] | 245,500,000 | I | Floating | SEQ | 0.90 / 0.90 | 1-19 / 1-19 | 7/25/2005 | 4/25/2023 | Aaa/AAA |
| A-2[4] | 105,900,000 | I | Fixed | SEQ | 2.00 / 2.00 | 19-29 / 19-29 | 5/25/2006 | 3/25/2027 | Aaa/AAA |
| A-3[4] | 111,100,000 | I | Fixed | SEQ | 3.00 / 3.00 | 29-46 / 29-46 | 10/25/2007 | 7/25/2030 | Aaa/AAA |
| A-4[4] | 23,400,000 | I | Fixed | SEQ | 4.10 / 4.10 | 46-52 / 46-52 | 4/25/2008 | 3/25/2031 | Aaa/AAA |
| A-5[4][11] | 49,400,000 | I | Fixed | SEQ | 5.00 / 5.00 | 52-70 / 52-70 | 10/25/2009 | 5/25/2032 | Aaa/AAA |
| A-6[3][4][11] | 70,525,000 | I | Fixed | SEQ | 7.39 / 9.79 | 70-94 / 70-205 | 1/25/2021 | 12/25/2033 | Aaa/AAA |
| A-7[3][4][8] | 67,300,000 | I | Fixed | NAS | 6.33 / 6.58 | 38-94 / 38-203 | 11/25/2020 | 7/25/2032 | Aaa/AAA |
| A-V[3][4][9][10] | 112,188,000 | II | Floating | Pass-Thru | 2.54 / 2.58 | 1-94 / 1-128 | 8/25/2014 | 7/25/2032 | Aaa/AAA |
| M-1[3][4][7] | 41,562,000 | I&II | Fixed | MEZ | 5.25 / 5.69 | 37-94 / 37-151 | 7/25/2016 | 12/25/2033 | Aa2/AA |
| M-2[3][4][7] | 32,813,000 | I&II | Fixed | MEZ | 5.23 / 5.51 | 37-94 / 37-131 | 11/25/2014 | 12/25/2033 | A2/A |
| M-3[3][4][7] | 15,312,000 | I&II | Fixed | MEZ | 4.99 / 5.00 | 37-94 / 37-99 | 3/25/2012 | 12/25/2033 | Baa1/BBB |

**Structure:**

(1) The Class Size is subject to a permitted variance in the aggregate of plus or minus 5%.

(2) The Offered Certificates will be priced to the Clean-up Call Date at the Prepayment Pricing Assumption.

(3) The fixed rate used to calculate the pass-through rate on the Class A-6, Class A-7 and Class M Certificates will increase by 0.50% on the second Distribution Date following the first possible Clean-Up Call Date. The margin used to calculate the pass-through rate on the Class A-V Certificates will increase to 2x the original margin on the second Distribution Date following the first possible Clean-Up Call Date.

(4) The Group I Certificates may be subject to the Group I Net WAC Cap. The Group II Certificates may be subject to the Group II Net WAC Cap. The Class M Certificates may be subject to the applicable Net WAC Cap Rate.

(5) The Expected Final Distribution Date is the Distribution Date based on the Prepayment Pricing Assumption run to maturity with zero losses on the mortgage loans.

(6) The Final Scheduled Distribution Date for the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-7 and Class A-V Certificates is the Distribution Date based on 0% CPR, zero losses, an Overcollateralization Target and Overcollateralization Floor of $0 and run to maturity. The Final Scheduled Distribution Date for the Class A-6 and Class M Certificates is the 360th Distribution Date.

(7) The Class M Certificates are not expected to receive principal payments prior to the Stepdown Date.

(8) Principal Lockout Bond

(9) The Class A-V Certificates may be split into two or three classes which may pay concurrently, sequentially or as otherwise described in the prospectus supplement. References to Class A-V Certificates in this Term Sheet refer to the aggregate of these classes issued.

(10) The pass-through rate on the Class A-1 and Class A-V Certificates will be based upon LIBOR plus a fixed margin.

(11) The Class A-5 and A-6 Certificates may be, in whole or in part, offered as a wrapped certificate and subsequently may have an affect on the Net WAC Cap. If wrapped, reimbursable draws to the policy will be reimbursed through monthly excess cash flow.

## Prepayment Pricing Assumption

**Group I:** 100% PPC, assumes that prepayments start at 4% CPR in month one, increase by approximately 1.909% each month to 25% CPR in month twelve, and remain at 25% CPR thereafter.

**Group II:** 100% PPC, assumes that prepayments start at 4% CPR in month one, increase by approximately 2.364% each month to 30% CPR in month twelve, and remain at 30% CPR thereafter.

## Contacts

***Credit Suisse First Boston***

| **Trading/Syndicate** | | Tel: (212) 325-8549 |
|---|---|---|
| Tricia Hazelwood | | tricia.hazelwood@csfb.com |
| Melissa Simmons | | melissa.simmons@csfb.com |
| James Drvostep | | james.drvostep@csfb.com |
| | | |
| **Asset Finance** | | |
| Brendan Keane | (212) 325-6459 | brendan.keane@csfb.com |
| John Herbert | (212) 325-2412 | john.herbert@csfb.com |

## SUMMARY OF TERMS

| | |
|---|---|
| **Title of Securities:** | RAMP Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RZ5 |
| **Offered Certificates:** | Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7 and Class A-V Certificates (the "Class A Certificates").<br><br>Class M-1, Class M-2 and Class M-3 Certificates (the "Class M Certificates").<br><br>Class A Certificates, excluding the Class A-V Certificates, referred to herein as the "Group I Certificates".<br><br>Class A-V Certificates referred to herein as the "Group II Certificates".<br><br>Class A Certificates and the Class M Certificates are referred to herein as the "Offered Certificates". |
| **Master Servicer:** | Residential Funding Corporation |
| **Subservicer:** | The primary servicing will be provided by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation, with respect to approximately 100% of the Mortgage Loans. |
| **Trustee:** | JPMorgan Chase Bank |
| **Depositor:** | Residential Asset Mortgage Products, Inc., an affiliate of Residential Funding Corporation |
| **Co-Lead Managers:** | Banc of America Securities LLC and Bear, Stearns & Co. Inc. |
| **Co-Managers:** | Residential Funding Securities Corporation and Credit Suisse First Boston LLC |
| **Cut-Off Date:** | December 1, 2003 |
| **Distribution Dates:** | Distribution of principal and interest on the Offered Certificates will be made on the 25th day of each month, or if such day is not a business day, the first business day thereafter, beginning in January 2004. |
| **Closing Date:** | On or about December [23], 2003 |

## SUMMARY OF TERMS (Continued)

**Form of Certificates:** The Offered Certificates will be available in book-entry form through DTC, Clearstream and Euroclear. The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $[25,000] and integral multiples of $1 in excess thereof. The Class M-2 Certificates and the Class M-3 Certificates will be offered in minimum denominations of [$250,000] and integral multiples of $1 in excess thereof.

**Tax Status:** The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

**ERISA Eligibility:** The Class A Certificates **may be** eligible for purchase by employee benefit plans that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. The Class M Certificates will not be eligible for purchase by such plans other than with assets of insurance company general accounts. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

**SMMEA Eligibility:** None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

**P&I Advances:** The Master Servicer will be obligated to advance, or cause to be advanced, cash with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.

**Monthly Fees:** Subservicing fee minimum of 0.25% per annum, payable monthly; Master Servicing Fee of 0.05% per annum, payable monthly.

**Eligible Master Servicing Compensation:** For any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the Stated Principal Balance of the mortgage loans immediately preceding that Distribution Date and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date.

**Optional Call:** The Master Servicer may, at its option, effect an early redemption or termination of the Certificates on any Distribution Date on which the current pool principal balance declines to 10% or less of the aggregate Stated Principal Balance of the mortgage loans as of the Cut-off Date (the "Clean-up Call Date").

**Mortgage Loans:** The mortgage pool will be divided into Group I, which will consist of one- to two-family, fixed rate Mortgage Loans secured by first liens on fee simple or leasehold interests on residential mortgage properties, and Group II which will consist of one- to two-family, adjustable rate Mortgage Loans secured by first liens on fee simple or leasehold interests

## HIGHLIGHTS OF THE PROGRAM

- The Home Solution Program is primarily used by borrowers who wish to finance the full value of the home plus closing costs. A typical borrower is one who has limited liquidity or one who prefers not to take cash out of investments.
- Requires residual income of at least $1,500.
- Maximum LTV may be as high as 107% but LTVs above 103% require an A1 or A2 Credit Grade.
- Maximum LTV of 103% for credit scores below 680.
- Two full appraisals required for credit scores below 620 (or one full appraisal and a field review).
- No (a) manufactured homes or unique properties or (b) Section 32 loans allowed.

## CREDIT ENHANCEMENT

| | |
|---|---|
| **Credit Enhancement:** | Credit enhancement for the structure is provided by the following:<br>(1) Excess Cashflow;<br>(2) Overcollateralization; and<br>(3) Subordination. |
| **Excess Cashflow:** | With respect to any Distribution Date, an amount equal to the sum of (x) the excess, if any, of (i) the Available Distribution Amount for that Distribution Date over (ii) the sum of (a) the Interest Distribution Amount for that Distribution Date and (b) the Principal Remittance Amount for that Distribution Date and (y) the Overcollateralization Reduction Amount, if any, for that distribution date. |
| **Required Overcollateralization Amount:** | With respect to any Distribution Date, (a) prior to the Stepdown Date, 1.10% of the Cut-Off Date aggregate principal balance of the mortgage loans or (b) on or after the Stepdown Date, the greater of (i) 2.20% of the then current aggregate principal balance of the Mortgage Loans as of the end of the related due period and (ii) the Overcollateralization Floor; provided, however, that in the event certain trigger events specified in the pooling and servicing agreement are not satisfied, the Required Overcollateralization Amount with respect to the Mortgage Loans will not be reduced and will remain at the Required Overcollateralization Amount from the previous Distribution Date. |
| **Overcollateralization Floor:** | An amount equal to 0.50% of the Cut-Off Date aggregate principal balance of the Mortgage Loans or approximately $4,375,000. |
| **Excess Overcollateralization Amount:** | With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount on that Distribution Date over the Required Overcollateralization Amount on that Distribution Date. |
| **Overcollateralization Amount:** | With respect to any Distribution Date, the excess, if any, of (a) the aggregate Stated Principal Balances of the Mortgage Loans before giving effect to distributions of principal to be made on that Distribution Date, over (b) the aggregate Certificate Principal Balance of the Class A and Class M Certificates before taking into account distributions of principal to be made on that Distribution Date. |
| **Overcollateralization Increase Amount:** | With respect to (a) the Distribution Dates in January 2004 through April 2004, $0, and (b) any Distribution Date after April 2004, an amount equal to the lesser of (i) the Excess Cashflow for that Distribution Date (to the extent not used to cover losses) and (ii) the excess, if any, of (x) the Required Overcollateralization Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date. |
| **Overcollateralization Reduction Amount:** | With respect to any Distribution Date, after taking into account all other distributions on that Distribution Date, the lesser of (a) the Excess Overcollateralization Amount immediately prior to that Distribution Date, and (b) the Principal Remittance Amount for that Distribution Date. |

## CREDIT ENHANCEMENT

**_Expected_ Credit Support Percentage:**

| Class | Initial Credit Support * | After Stepdown Support |
|---|---|---|
| A | 10.25% | 22.70% |
| M-1 | 5.50% | 13.20% |
| M-2 | 1.75% | 5.70% |
| M-3 | 0.00% | 2.20% |

*For any class of Offered Certificate, the Initial Credit Support is the sum of all Offered Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loan as of the Cut-Off Date. The Initial Credit Support is not inclusive of the OC Target.

**Subordination Percentage:**

| Class | Subordination Percentage |
|---|---|
| A | 77.30% |
| M-1 | 86.80% |
| M-2 | 94.30% |
| M-3 | 97.80% |

**Stepdown Date:** The earlier to occur of (a) the Distribution Date on which the Class A Certificates have been reduced to zero and (b) the later to occur of (x) the Distribution Date in January 2007 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to 22.70%.

**Senior Enhancement Percentage:** On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate principal balance of the Class M Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount immediately prior to that Distribution Date, and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the end of the preceding due period.

## CREDIT ENHANCEMENT (Continued)

**Trigger Event:** A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date, if (i) the Sixty-Plus Delinquency Percentage, as determined on that distribution date, exceeds 8.00% or (ii) if during such period the aggregate amount of realized losses allocated as a percentage of the Cut-Off Date aggregate principal balance of the mortgage loans exceeds the values defined below:

| Distribution Dates | |
|---|---|
| January 2007 – December 2007 | 2.50% |
| January 2008 – December 2008 | 3.20% |
| January 2009 – December 2009 | 4.05% |
| January 2010 and after | 4.25% |

**Sixty-Plus Delinquency Percentage:** With respect to any Distribution Date on or after the Stepdown Date, the arithmetic average, for the prior three Distribution Dates ending with the applicable Distribution Date, of the percentage equivalent of a fraction, the numerator of which is the aggregate principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest for the relevant Distribution Date, including mortgaged loans in foreclosure and REO, and the denominator of which is the aggregate principal balance of all of the mortgage loans immediately preceding the relevant Distribution Date.

## INTEREST DEFINITIONS

**Interest Payments:**

On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

**Accrual Period:**

The "Accrual Period" for the Class A Certificates (other than the Class A-1 and Class A-V Certificates) and the Class M Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The trustee will calculate interest on the Class A Certificates (other than the Class A-1 and Class A-V Certificates) and the Class M Certificates based on a 360-day year that consists of twelve 30-day months. The Class A-1 and Class A-V Certificates will be entitled to interest accrual, with respect to any Distribution Date, from and including the preceding Distribution Date (or from and including the Closing Date in the case of the First Distribution Date) to and including the day prior to the then current Distribution Date (the "Floating Rate Accrual Period") at the related pass-through rate on the aggregate principal balance of the Class A-1 and Class A-V Certificates, calculated on an actual/360-day basis.

**Net Mortgage Rate:**

With respect to any Mortgage Loan, the per annum mortgage rate thereon minus the per annum rates at which the master servicing and subservicing fees are paid.

**Maximum Net Mortgage Rate:**

With respect to any Mortgage Loan in Group II, the maximum net mortgage rate.

**Interest Distribution Amount:**

For each Distribution Date the lesser of (i) the Available Distribution Amount and (ii) the aggregate amount of accrued certificate interest on the Class A and Class M Certificates for that Distribution Date, less (a) any Prepayment Interest Shortfalls for that Distribution Date not covered by Eligible Master Servicing Compensation as described herein, (b) any Relief Act Shortfalls and (c) the interest portion of realized losses allocated to the related class as described in the pooling and servicing agreement.

**Group I Net WAC Cap:**

The pass-through rate of each class of the Group I Certificates may be subject to a cap equal to the weighted average of the Net Mortgage Rates on the Group I Mortgage Loans as of the end of the calendar month immediately preceding the month in which such distribution date occurs. The Group I Net WAC Cap for the Class A-1 Certificates will be further adjusted to reflect an actual/360-day basis interest accrual.

**Group I Net WAC Cap Shortfall:**

With respect to each class of Group I Certificates, and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group I Net WAC Cap did not apply, over (ii) accrued certificate interest calculated using the Group I Net WAC Cap.

**Group I Net WAC Cap Shortfall Carry-Forward Amount:**

With respect to the Group I Certificates and any Distribution Date, an amount equal to any unpaid Group I Net WAC Cap Shortfall Amounts from the current and prior Distribution Dates, plus interest thereon at a rate equal to the related pass-through rate. Any reimbursement of such carry-forward will only come from interest on the Mortgage Loans and will be paid as described under Excess Cashflow distributions. No such carry-

## INTEREST DEFINITIONS (Continued)

**Group II Net WAC Cap:** The pass-through rates of the Group II Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates of the Group II Mortgage Loans as of the end of the calendar month immediately preceding the month in which such distribution date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

**Group II Basis Risk Shortfall:** With respect to the Group II Certificates, and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group II Net WAC Cap did not apply, provided that this rate does not exceed the Group II weighted average Maximum Net Mortgage Rate over (ii) accrued certificate interest calculated using the Group II Net WAC Cap.

**Group II Basis Risk Shortfall Carry-Forward Amount:** With respect to the Group II Certificates, and any Distribution Date, an amount equal to any unpaid Group II Basis Risk Carry-Forward Amounts from the current and prior Distribution Dates, plus interest thereon at a rate equal to the related pass-through rate. Any reimbursement of such carry-forward will only come from interest on the Mortgage Loans and will be paid as described under Excess Cashflow distributions. No such carry-forward will be paid to any class of Group II Certificates once the certificate principal balance has been reduced to zero for such class.

**Net WAC Cap:** With respect to each class of Class M Certificates, on any Distribution Date, the weighted average Net Mortgage Rate for both loan groups in effect for such Distribution Date.

**Net WAC Cap Shortfall:** With respect to the Class M Certificates and any Distribution Date, the

amount of interest that would have been payable to such Class of Certificates on such Distribution Date if the pass-through rate for such class of Certificates on such Distribution Date were calculated at the related coupon of such class over the amount of current interest payable on such Class of Certificates at the Net WAC Cap for such Distribution Date.

**Net WAC Cap Shortfall Carry-Forward Amount:** With respect to the Class M Certificates and any Distribution Date, an amount equal to any unpaid Net WAC Cap Shortfall Amounts from the current and prior Distribution Dates, plus interest thereon at a rate equal to the related pass-through rate. Any reimbursement of such carry-forward will only come from interest on the Mortgage Loans and will be paid as described under Excess Cashflow distributions. No such carry-forward will be paid to any class of Class M Certificates once the certificate principal balance has been reduced to zero for such class.

**Prepayment Interest Shortfall:** With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments on the Mortgage Loans during the preceding calendar month. These shortfalls will result because interest on prepayments in full is distributed only to the date of prepayment, and because no interest is distributed on prepayments in part, as these prepayments in part are applied to reduce the outstanding principal balance of the Mortgage Loans as of the due date immediately preceding the date of prepayment. No assurance can be given that the amounts available to cover Prepayment Interest Shortfalls will be sufficient therefor.

## INTEREST DEFINITIONS (Continued)

**Relief Act Shortfalls:** With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Soldiers' and Sailors' Civil Relief Act of 1940. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cashflow in the current period will remain unpaid.

**Allocation of Shortfall:** Any Prepayment Interest Shortfalls which are not covered by Eligible Master Servicing Compensation will be allocated among the offered certificates, pro rata, in accordance with the amount of Accrued Certificate Interest that would have accrued on that certificate absent these shortfalls. Any Prepayment Interest Shortfalls not covered by Eligible Master Servicing Compensation or Excess Cash Flow and allocated to a class of offered certificates will accrue interest at the then applicable pass-through rate on that class of offered certificates. Relief Act Shortfalls are allocated on a pro-rata basis among the Class A Certificates and Class M Certificates.

**Current Interest:** Interest at the related pass-through rate for the related accrual period.

**Unpaid Interest Amount:** Interest remaining unpaid from prior Distribution Dates.

**Step-up Coupon:** The fixed rate used to calculate the pass-through rate on the Class A-6, Class A-7 and Class M Certificates will increase by 0.50% on the second Distribution Date following the first possible Clean-Up Call Date. The margin on the Class A-V Certificates will increase to 2x the original margin on the second Distribution Date following the first possible Clean-up Call Date.

## PRINCIPAL DEFINITIONS

**Principal Payments:**

Principal distributions with respect to the Group I Certificates will first be allocated to the Class A-7 Certificates in an amount equal to the Class A-7 Lockout Distribution Amount. The remaining principal distribution amount will be distributed to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-7 Certificates, in that order, until each class is paid in full. Any remaining amounts thereafter will be allocated to the Group II Certificates.

Principal distributions with respect to the Group II Certificates will be allocated to the Class A-V Certificates until such class is paid in full. Any remaining amounts thereafter will be allocated to the Group I Certificates in the order of priority above.

The Class M Certificates will be subordinate to the Class A Certificates, and will not receive any principal payments until after the Stepdown Date, or if a Trigger Event is in effect, unless the aggregate principal balance of the Class A Certificates is equal to zero.

After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A and Class M Certificates as described under the "Priority of Distributions" below.

**Available Distribution Amount:**

For any Distribution Date, an amount equal to the sum of the following amounts, net of amounts reimbursable therefrom to the Master Servicer and any subservicer: (a) the aggregate amount of scheduled payments on the Mortgage Loans due during the related due period and received on or prior to the related determination date, after deduction of the master servicing fees and any subservicing fees in respect of such Mortgage Loans for that Distribution Date; (b) unscheduled payments, including mortgagor prepayments on Mortgage Loans, insurance proceeds and liquidation proceeds from such Mortgage Loans, and proceeds from repurchases of and substitutions for such mortgage loans occurring during the preceding calendar month; and (c) all advances made for that Distribution Date in respect of the mortgage loans.

With respect to any Distribution Date, the due period is the calendar month in which the Distribution Date occurs and the determination date is the 20th day of the month on which the Distribution Date occurs or, if the 20th day is not a business day, the immediately succeeding business day. The due date with respect to each Mortgage Loan is the date on which the scheduled monthly payment is due.

**Principal Distribution Amount:**

For any Distribution Date, the sum of the following amounts (a) the Principal Remittance Amount for the Mortgage Loans and (b) the Excess Cashflow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the Required Overcollateralization Amount, minus the Overcollateralization Reduction Amount, subsequent recoveries on the Mortgage Loans and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

In no event will the Principal Distribution Amount on any Distribution Date be less than zero or greater than the outstanding aggregate Certificate Principal Balance of the Class A

## PRINCIPAL DEFINITIONS (Continued)

**Class A-7 Lockout Distribution Amount:**

For any Distribution Date, the product of (x) the Class A-7 Lockout Percentage for that Distribution Date and (y) the Class A-7 Pro Rata Distribution Amount for that Distribution Date. In no event will the Class A-7 Lockout Distribution Amount for a Distribution Date exceed the Group I Class A Principal Distribution Amount for that Distribution Date or the Certificate Principal Balance of the Class A-7 Certificates.

**Class A-7 Lockout Percentage:**

For each Distribution Date, the applicable percentage set forth below:

| Distribution Dates | Lockout Percentage |
|---|---|
| January 2004 through December 2006 | 0% |
| January 2007 through December 2008 | 45% |
| January 2009 through December 2009 | 80% |
| January 2010 through December 2010 | 100% |
| January 2011 and thereafter | 300% |

**Class A-7 Pro Rata Distribution Amount:**

For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the Certificate Principal Balance of the Class A-7 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate Certificate Principal Balance of the Class A Certificates (excluding the Class A-V Certificates) immediately prior to that Distribution Date and (y) the Group I Class A Principal Distribution Amount for that Distribution Date.

**Principal Remittance Amount:**

For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of related Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the Pooling and Servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the related Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

**Principal Allocation Amount:**

With respect to any Distribution Date, the sum of (i) the Principal Remittance Amount for that Distribution Date and (ii) the aggregate amount of realized losses on the Mortgage Loans in the calendar month preceding that Distribution Date to the extent covered by Excess Cashflow for that Distribution Date; provided, that on any Distribution Date on which there is insufficient Excess Cashflow will be allocated to the Group I Certificates and Group II Certificates, pro rata, based on the principal portion of realized losses on the Mortgage Loans in Group I and Group II, respectively.

## PRINCIPAL DEFINITIONS (Continued)

**Group I Principal Distribution Amount:** With respect to any Distribution Date, the portion of the Principal Distribution Amount for that Distribution Date attributable to principal received or advanced with respect to the Group I Mortgage Loans.

**Group II Principal Distribution Amount:** With respect to any Distribution Date, the portion of the Principal Distribution Amount for that Distribution Date attributable to principal received or advanced with respect to the Group II Mortgage Loans.

**Class A Principal Distribution Amount:** With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Distribution Date, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the Principal Distribution Amount for that Distribution Date; and (ii) the excess of (a) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) 77.30% and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

**Group I Class A Principal Distribution Amount:** On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is (i) the portion of the Principal Allocation Amount related to the Group I Mortgage Loans for that Distribution Date and the denominator of which is (ii) the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

**Group II Class A Principal Distribution Amount:** On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is (i) the portion of the Principal Allocation Amount related to the Group II Mortgage Loans for that Distribution Date and the denominator of which is (ii) the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

## PRINCIPAL DEFINITIONS (Continued)

**Class M-1 Principal Distribution Amount:**

With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount) and (2) the Certificate Principal Balance of the Class M-1 immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) 86.80% and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

**Class M-2 Principal Distribution Amount:**

With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) 94.30% and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

## PRINCIPAL DEFINITIONS (Continued)

**Class M-3 Principal Distribution Amount:**

With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) 97.80% and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

## PRIORITY OF DISTRIBUTIONS

**Interest Distributions:**

On each Distribution Date, accrued and unpaid interest (less prepayment interest shortfalls not covered by compensating interest or Excess Cashflow) will be paid to the holders of Offered Certificates to the extent of the Available Distribution Amount in the following order of priority:

(i) With respect to the Interest Distribution Amount for Group I, to the Group I Certificates, pro rata, and with respect to the Interest Distribution Amount for Group II, to the Group II Certificates;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates; and

(iv) To the Class M-3 Certificates

## PRIORITY OF DISTRIBUTIONS

**Principal Distributions:**

On each Distribution Date, the Principal Distribution Amount available amount will be distributed in the following order of priority:

(i) To the holders of the Group I Certificates, the Group I Class A Principal Distribution Amount, to be distributed, first to the holders of the Class A-7 Certificates, in an amount equal to the Class A-7 Lockout Distribution Amount for that distribution date, and then, to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-7 Certificates, in that order, remaining Group I Class A Principal Distribution Amount, until each Certificate Principal Balance thereof has been reduced to zero; Any remaining Group I Class A Principal Distribution Amount thereafter will be distributed to the Group II Certificates until the Certificate Principal Balance thereof has been reduced to zero.

(ii) To the holders of the Group II Certificates, the Group II Class A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; Any remaining Group II Class A Principal Distribution Amount thereafter will be distributed to the Group I Certificates in the manner described above until the Certificate Principal Balance thereof has been reduced to zero.

(iii) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the Certificate Principal Balance thereof is reduced to zero;

(iv) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the Certificate Principal Balance thereof is reduced to zero; and

(v) To the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the Certificate Principal Balance thereof is reduced to zero.

## PRIORITY OF DISTRIBUTIONS (Continued)

**Net Monthly Excess Cashflow:**

On each Distribution Date, the Excess Cashflow will be distributed in the following order of priority:

(i) To pay the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal (as described above), the principal portion of realized losses incurred on the mortgage loans for the preceding calendar month;

(ii) Except on the first four Distribution Dates, to pay any Overcollateralization Increase Amount to the class or classes of Certificates then entitled to receive distributions in respect of principal;

(iii) To pay the holders of the Class A and Class M Certificates, pro rata, based on Accrued Certificate Interest otherwise due thereon, the amount of and Prepayment Interest Shortfalls allocated thereto with respect to the Mortgage Loans for that Distribution Date, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date;

(iv) To pay the holders of the Class A and Class M Certificates, pro rata, based on unpaid Prepayment Interest Shortfalls previously allocated thereto, any Prepayment Interest Shortfalls remaining unpaid from prior Distribution Dates together with interest thereon;

(v) To the holders of the Class A Certificates, pro rata, and then to the holders of the Class M Certificates, in order of priority, any Group I Net WAC Cap Shortfall Carry-forward Amounts, any Group II Basis Risk Shortfalls Carry-forward Amounts and any Net WAC Cap Shortfall Carry-forward Amounts, as applicable, allocated thereto that remains unpaid as of the Distribution Date.

(vi) To pay the holders of the Class A and Class M Certificates on a pro rata basis, Relief Act Shortfalls allocated thereto on that Distribution Date;

(vii) To pay the holders of the Class A Certificates, pro rata, and then to the holders of the Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

(viii) To pay the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

## DEFINITIONS

| | |
|---|---|
| **Prospectus:** | The certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus. |

# DESCRIPTION OF THE COLLATERAL

## GROUP I MORTGAGE LOANS

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Outstanding Principal Balance | $635,836,292.74 | | |
| Number of Loans | 4,153 | | |
| Average Current Loan Balance | $153,102.89 | $22,445.69 | $649,480.21 |
| (1) Original Loan-to-Value Ratio | 102.37% | 90.00% | 107.00% |
| (1) Mortgage Rate | 7.6257% | 6.0000% | 9.9900% |
| (1) Net Mortgage Rate | 7.3257% | 5.7000% | 9.6900% |
| (1) Remaining Term to Stated Maturity (months) | 355 | 174 | 360 |
| (1) (2) Credit Score | 711 | 600 | 819 |

(1) Weighted Average reflected in Total.
(2) 100.00% of the Group I Mortgage Loans have Credit Scores.

| | Range | Percent of Cut-Off Date Principal Balance |
|---|---|---|
| Product Type | Fixed Rate | 100.00% |
| Fully Amortizing Mortgage Loans | | 98.83% |
| Lien | First | 100.00% |
| Property Type | Single-family detached | 71.71% |
| | Planned Unit Developments (detached) | 11.35% |
| | Condo Low-Rise (less than 5 stories) | 7.14% |
| | Planned Unit Developments (attached) | 4.72% |
| | Two- to four- family units | 3.66% |
| | Townhouse | 1.37% |
| | Leasehold | 0.06% |
| Documentation Type | Full Documentation | 87.76% |
| | Limited Documentation | 12.24% |
| Geographic Distribution | California | 15.44% |
| | Florida | 6.49% |
| | Arizona | 6.19% |
| | Washington | 4.95% |
| | Maryland | 4.91% |
| Number of States (including DC) | 51 | |
| Largest Zip Code Concentration | 95758 | 0.32% |
| Loans with Prepayment Penalties | | 57.20% |

# Credit Score Distribution of the Group I Loans

| Range of Credit Scores | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|
| 600 - 619 | 210 | $27,838,348 | 4.38% | $132,564 | 101.76% |
| 620 - 639 | 292 | 42,593,724 | 6.70 | 145,869 | 101.89 |
| 640 - 659 | 284 | 42,633,533 | 6.71 | 150,118 | 101.97 |
| 660 - 679 | 253 | 39,301,629 | 6.18 | 155,342 | 102.01 |
| 680 - 699 | 583 | 94,028,582 | 14.79 | 161,284 | 103.80 |
| 700 - 719 | 469 | 72,676,530 | 11.43 | 154,961 | 103.94 |
| 720 - 739 | 722 | 111,981,725 | 17.61 | 155,099 | 102.15 |
| 740 - 759 | 642 | 100,398,547 | 15.79 | 156,384 | 101.88 |
| 760 - 779 | 441 | 67,109,707 | 10.55 | 152,176 | 101.49 |
| 780 - 799 | 221 | 32,438,800 | 5.10 | 146,782 | 101.12 |
| 800 or greater | 36 | 4,835,168 | 0.76 | 134,310 | 100.71 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **102.37%** |

# Debt-to-Income Ratios of the Group I Loans

| Range of Debt-to-Income Ratios (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 0.01% - 5.00% | 2 | $121,453 | 0.02% | $60,726 | 767 | 93.86% |
| 5.01% - 10.00% | 6 | 436,248 | 0.07 | 72,708 | 775 | 95.50 |
| 10.01% - 15.00% | 22 | 2,023,920 | 0.32 | 91,996 | 731 | 100.99 |
| 15.01% - 20.00% | 73 | 7,532,211 | 1.18 | 103,181 | 734 | 100.82 |
| 20.01% - 25.00% | 202 | 22,972,846 | 3.61 | 113,727 | 724 | 101.54 |
| 25.01% - 30.00% | 340 | 44,959,589 | 7.07 | 132,234 | 725 | 101.97 |
| 30.01% - 35.00% | 681 | 98,833,626 | 15.54 | 145,130 | 714 | 102.19 |
| 35.01% - 40.00% | 1,016 | 155,338,632 | 24.43 | 152,892 | 715 | 102.18 |
| 40.01% - 45.00% | 1,586 | 268,245,040 | 42.19 | 169,133 | 711 | 102.77 |
| 45.01% - 50.00% | 225 | 35,372,729 | 5.56 | 157,212 | 650 | 102.21 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Original Mortgage Loan Principal Balances of the Group I

| Range of Original Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| $ 1 - $100,000 | 1,001 | $76,090,993 | 11.97% | $76,015 | 710 | 101.34% |
| $100,001 - $200,000 | 2,318 | 336,709,444 | 52.96 | 145,259 | 708 | 102.28 |
| $200,001 - $300,000 | 661 | 159,591,403 | 25.10 | 241,439 | 713 | 102.60 |
| $300,001 - $400,000 | 136 | 46,112,948 | 7.25 | 339,066 | 710 | 103.43 |
| $400,001 - $500,000 | 29 | 12,756,805 | 2.01 | 439,890 | 740 | 104.07 |
| $500,001 - $600,000 | 5 | 2,682,133 | 0.42 | 536,427 | 759 | 101.63 |
| $600,001 - $700,000 | 3 | 1,892,567 | 0.30 | 630,856 | 762 | 102.65 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Net Mortgage Rates of the Group I Loans

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 5.5000% - 5.9999% | 34 | $7,032,030 | 1.11% | $206,824 | 747 | 103.21% |
| 6.0000% - 6.4999% | 249 | 46,626,829 | 7.33 | 187,256 | 744 | 103.46 |
| 6.5000% - 6.9999% | 1,009 | 169,704,036 | 26.69 | 168,190 | 737 | 102.87 |
| 7.0000% - 7.4999% | 1,296 | 192,599,848 | 30.29 | 148,611 | 723 | 102.38 |
| 7.5000% - 7.9999% | 785 | 112,842,560 | 17.75 | 143,748 | 698 | 101.49 |
| 8.0000% - 8.4999% | 474 | 68,541,274 | 10.78 | 144,602 | 650 | 101.89 |
| 8.5000% - 8.9999% | 220 | 28,449,123 | 4.47 | 129,314 | 635 | 102.18 |
| 9.0000% - 9.4999% | 81 | 9,479,993 | 1.49 | 117,037 | 629 | 101.81 |
| 9.5000% - 9.9999% | 5 | 560,600 | 0.09 | 112,120 | 626 | 100.38 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Mortgage Rates of the Group I Loans

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 6.0000% - 6.4999% | 62 | $12,195,729 | 1.92% | $196,705 | 745 | 103.45% |
| 6.5000% - 6.9999% | 425 | 77,893,838 | 12.25 | 183,280 | 741 | 103.39 |
| 7.0000% - 7.4999% | 1,156 | 188,040,869 | 29.57 | 162,665 | 734 | 102.75 |
| 7.5000% - 7.9999% | 1,254 | 183,170,508 | 28.81 | 146,069 | 718 | 102.17 |
| 8.0000% - 8.4999% | 624 | 89,102,014 | 14.01 | 142,792 | 684 | 101.22 |
| 8.5000% - 8.9999% | 439 | 62,145,979 | 9.77 | 141,563 | 643 | 102.05 |
| 9.0000% - 9.4999% | 134 | 16,505,991 | 2.60 | 123,179 | 631 | 102.21 |
| 9.5000% - 9.9999% | 59 | 6,781,365 | 1.07 | 114,938 | 630 | 101.77 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Original Loan-to-Value Ratios of the Group I Loans

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 85.01% - 90.00% | 3 | $550,960 | 0.09% | $183,653 | 750 |
| 90.01% - 95.00% | 443 | 47,547,940 | 7.48 | 107,332 | 748 |
| 95.01% - 100.00% | 1,168 | 178,953,427 | 28.14 | 153,214 | 717 |
| 100.01% - 101.00% | 49 | 8,868,709 | 1.39 | 180,994 | 705 |
| 101.01% - 102.00% | 120 | 23,063,760 | 3.63 | 192,198 | 704 |
| 102.01% - 103.00% | 1,081 | 170,917,284 | 26.88 | 158,110 | 677 |
| 103.01% - 104.00% | 183 | 33,533,589 | 5.27 | 183,244 | 736 |
| 104.01% - 105.00% | 187 | 31,057,210 | 4.88 | 166,081 | 735 |
| 105.01% - 106.00% | 168 | 25,257,924 | 3.97 | 150,345 | 725 |
| 106.01% - 107.00% | 751 | 116,085,487 | 18.26 | 154,575 | 721 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** |

## Geographic Distribution of Mortgaged Properties of the Group I Loans

| State or Territory | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| California | 451 | $98,182,365 | 15.44% | $217,699 | 719 | 102.64% |
| Florida | 291 | 41,272,852 | 6.49 | 141,831 | 710 | 102.45 |
| Arizona | 250 | 39,371,050 | 6.19 | 157,484 | 710 | 101.76 |
| Washington | 185 | 31,464,142 | 4.95 | 170,076 | 710 | 102.56 |
| Maryland | 168 | 31,222,439 | 4.91 | 185,848 | 714 | 103.71 |
| Texas | 257 | 30,760,380 | 4.84 | 119,690 | 714 | 100.71 |
| Virginia | 160 | 29,127,568 | 4.58 | 182,047 | 723 | 103.24 |
| Michigan | 201 | 27,658,592 | 4.35 | 137,605 | 694 | 102.53 |
| Pennsylvania | 178 | 23,502,586 | 3.70 | 132,037 | 713 | 104.26 |
| Ohio | 172 | 20,725,139 | 3.26 | 120,495 | 695 | 102.40 |
| Other[1] | 1,840 | 262,549,180 | 41.29 | 142,690 | 709 | 102.07 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

## Mortgage Loan Purpose of the Group I Loans

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Purchase | 3,099 | $473,058,453 | 74.40% | $152,649 | 719 | 101.91% |
| Equity Refinance | 776 | 121,371,773 | 19.09 | 156,407 | 684 | 103.56 |
| Rate/Term Refinance | 278 | 41,406,067 | 6.51 | 148,943 | 701 | 104.11 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Mortgage Loan Documentation Type of the Group I Loans

| Documentation Type | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Full Documentation | 3,656 | $558,021,782 | 87.76% | $152,632 | 706 | 102.78% |
| Limited Documentation | 497 | 77,814,511 | 12.24 | 156,568 | 743 | 99.43 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Occupancy Types of the Group I Loans

| Occupancy | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Primary Residence | 3,686 | $585,830,697 | 92.14% | $158,934 | 707 | 102.87% |
| Non Owner-occupied | 392 | 40,352,715 | 6.35 | 102,941 | 757 | 94.97 |
| Second/Vacation | 75 | 9,652,881 | 1.52 | 128,705 | 742 | 102.98 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Mortgaged Property Types of the Group I Loans

| Property Type | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Single-family detached | 3,041 | $455,939,921 | 71.71% | $149,931 | 709 | 102.52% |
| Planned Unit Developments (detached) | 409 | 72,174,503 | 11.35 | 176,466 | 711 | 101.81 |
| Condo Low-Rise (less than 5 stories) | 289 | 45,384,435 | 7.14 | 157,040 | 716 | 102.88 |
| Planned Unit Developments (attached) | 176 | 30,006,404 | 4.72 | 170,491 | 721 | 102.57 |
| Two- to four- family units | 165 | 23,283,223 | 3.66 | 141,110 | 721 | 99.63 |
| Townhouse | 70 | 8,680,044 | 1.37 | 124,001 | 721 | 102.92 |
| Leasehold | 3 | 367,762 | 0.06 | 122,587 | 740 | 104.40 |

## Credit Grades of the Group I Loans

| Credit Grade | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| A1 | 2,038 | $312,903,483 | 49.21% | $153,535 | 751 | 101.79% |
| A2 | 1,005 | 160,941,490 | 25.31 | 160,141 | 698 | 103.93 |
| A3 | 534 | 82,437,949 | 12.97 | 154,378 | 650 | 101.87 |
| A4 | 576 | 79,553,370 | 12.51 | 138,113 | 643 | 101.99 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Prepayment Penalty Terms of the Group I Loans

| Prepayment Penalty Term | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| None | 1,775 | $272,150,846 | 42.80% | $153,324 | 713 | 102.38% |
| 12 Months | 151 | 25,940,852 | 4.08 | 171,794 | 716 | 101.62 |
| 24 Months | 241 | 38,626,634 | 6.07 | 160,276 | 714 | 101.33 |
| 36 Months | 1,960 | 294,922,790 | 46.38 | 150,471 | 708 | 102.54 |
| 48 Months | 1 | 174,876 | 0.03 | 174,876 | 635 | 103.00 |
| 60 Months | 23 | 3,643,993 | 0.57 | 158,434 | 700 | 103.31 |
| Other[1] | 2 | 376,302 | 0.06 | 188,151 | 740 | 104.57 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

[1] Not 0, 12, 24, 36, 48 or 60 months and not more than 60 months

# DESCRIPTION OF THE COLLATERAL

## GROUP II MORTGAGE LOANS

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Outstanding Principal Balance | $104,204,863.79 | | |
| Number of Loans | 646 | | |
| Average Current Loan Balance | $161,307.84 | $40,085.70 | $538,972.59 |
| (1) Original Loan-to-Value Ratio | 101.25% | 91.00% | 107.00% |
| (1) Mortgage Rate | 7.2354% | 5.7500% | 8.8750% |
| (1) Net Mortgage Rate | 6.9354% | 5.4500% | 8.5750% |
| (1) Note Margin | 4.6440% | 2.2500% | 6.7500% |
| (1) Maximum Mortgage Rate | 13.2375% | 10.0000% | 14.8750% |
| (1) Minimum Mortgage Rate | 5.0823% | 2.2500% | 8.8750% |
| (1) Term to Next Rate Adjustment Rate (months) | 26 | 20 | 36 |
| (1) Remaining Term to Stated Maturity (months) | 358 | 355 | 360 |
| (1) (2) Credit Score | 688 | 600 | 804 |

(1) Weighted Average reflected in Total.
(2) 100.00% of the Group II Mortgage Loans have Credit Scores.

| | Range | Percent of Cut-Off Date Principal Balance |
|---|---|---|
| Product Type | Adjustable Rate | 100.00% |
| Fully Amortizing Mortgage Loans | | 100.00% |
| Lien | First | 100.00% |
| Property Type | Single-family detached | 69.51% |
| | Planned Unit Developments (detached) | 12.58% |
| | Condo Low-Rise (less than 5 stories) | 8.81% |
| | Planned Unit Developments (attached) | 4.99% |
| | Two- to four- family units | 2.49% |
| | Townhouse | 1.62% |
| Geographic Distribution | Minnesota | 15.63% |
| | Arizona | 10.16% |
| | California | 9.47% |
| | Michigan | 6.52% |
| | Colorado | 5.85% |
| Number of States (including DC) | 41 | |
| Largest Zip Code Concentration | 85308 | 0.66% |
| Documentation Type | Full Documentation | 81.45% |
| | Limited Documentation | 18.55% |

## Credit Score Distribution of the Group II Loans

| Range of Credit Scores | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|
| 600 - 619 | 88 | $12,233,816 | 11.74% | $139,021 | 101.38% |
| 620 - 639 | 104 | 16,013,804 | 15.37 | 153,979 | 101.12 |
| 640 - 659 | 61 | 9,170,147 | 8.80 | 150,330 | 101.03 |
| 660 - 679 | 57 | 8,956,959 | 8.60 | 157,140 | 101.39 |
| 680 - 699 | 71 | 12,269,645 | 11.77 | 172,812 | 101.29 |
| 700 - 719 | 41 | 7,571,041 | 7.27 | 184,660 | 103.22 |
| 720 - 739 | 87 | 16,034,021 | 15.39 | 184,299 | 101.44 |
| 740 - 759 | 82 | 13,599,427 | 13.05 | 165,847 | 100.74 |
| 760 - 779 | 36 | 5,512,270 | 5.29 | 153,119 | 99.86 |
| 780 - 799 | 18 | 2,774,310 | 2.66 | 154,128 | 99.97 |
| 800 or greater | 1 | 69,424 | 0.07 | 69,424 | 107.00 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **101.25%** |

## Debt-to-Income Ratios of the Group II Loans

| Range of Debt-to-Income Ratios (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 10.01% - 15.00% | 3 | $574,742 | 0.55% | $191,581 | 769 | 106.06% |
| 15.01% - 20.00% | 7 | 763,910 | 0.73 | 109,130 | 690 | 102.76 |
| 20.01% - 25.00% | 32 | 4,250,837 | 4.08 | 132,839 | 703 | 100.86 |
| 25.01% - 30.00% | 59 | 8,158,580 | 7.83 | 138,281 | 690 | 101.24 |
| 30.01% - 35.00% | 146 | 22,544,169 | 21.63 | 154,412 | 699 | 100.88 |
| 35.01% - 40.00% | 281 | 49,197,938 | 47.21 | 175,082 | 697 | 101.38 |
| 40.01% - 45.00% | 115 | 18,243,316 | 17.51 | 158,638 | 644 | 101.21 |
| 45.01% - 50.00% | 3 | 471,373 | 0.45 | 157,124 | 638 | 100.73 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

# Original Mortgage Loan Principal Balances of the Group II

| Range of Original Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| $ 1 - $100,000 | 100 | $7,517,717 | 7.21% | $75,177 | 678 | 101.28% |
| $100,001 - $200,000 | 397 | 59,360,652 | 56.97 | 149,523 | 681 | 101.11 |
| $200,001 - $300,000 | 134 | 32,059,172 | 30.77 | 239,248 | 700 | 101.39 |
| $300,001 - $400,000 | 13 | 4,229,682 | 4.06 | 325,360 | 696 | 102.22 |
| $400,001 - $500,000 | 1 | 498,669 | 0.48 | 498,669 | 696 | 100.00 |
| $500,001 - $600,000 | 1 | 538,973 | 0.52 | 538,973 | 731 | 100.00 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

# Net Mortgage Rates of the Group II Loans

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 5.0000% - 5.4999% | 3 | $628,203 | 0.60% | $209,401 | 738 | 105.78% |
| 5.5000% - 5.9999% | 40 | 7,997,151 | 7.67 | 199,929 | 724 | 102.10 |
| 6.0000% - 6.4999% | 146 | 26,354,872 | 25.29 | 180,513 | 725 | 101.56 |
| 6.5000% - 6.9999% | 149 | 23,908,251 | 22.94 | 160,458 | 709 | 101.03 |
| 7.0000% - 7.4999% | 134 | 20,605,866 | 19.77 | 153,775 | 668 | 100.53 |
| 7.5000% - 7.9999% | 103 | 15,914,008 | 15.27 | 154,505 | 633 | 101.45 |
| 8.0000% - 8.4999% | 65 | 8,185,986 | 7.86 | 125,938 | 630 | 101.18 |
| 8.5000% - 8.9999% | 6 | 610,528 | 0.59 | 101,755 | 620 | 100.23 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Mortgage Rates of the Group II Loans

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 5.5000% - 5.9999% | 10 | $1,976,695 | 1.90% | $197,669 | 718 | 102.65% |
| 6.0000% - 6.4999% | 63 | 12,281,952 | 11.79 | 194,952 | 730 | 102.00 |
| 6.5000% - 6.9999% | 158 | 27,401,128 | 26.30 | 173,425 | 723 | 101.59 |
| 7.0000% - 7.4999% | 146 | 23,191,947 | 22.26 | 158,849 | 703 | 100.61 |
| 7.5000% - 7.9999% | 146 | 22,737,732 | 21.82 | 155,738 | 649 | 100.99 |
| 8.0000% - 8.4999% | 65 | 9,570,154 | 9.18 | 147,233 | 626 | 101.22 |
| 8.5000% - 8.9999% | 58 | 7,045,257 | 6.76 | 121,470 | 629 | 101.15 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Original Loan-to-Value Ratios of the Group II Loans

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 90.01% - 95.00% | 35 | $5,114,607 | 4.91% | $146,132 | 732 |
| 95.01% - 100.00% | 326 | 53,546,920 | 51.39 | 164,254 | 692 |
| 100.01% - 101.00% | 7 | 1,095,175 | 1.05 | 156,454 | 676 |
| 101.01% - 102.00% | 17 | 3,215,445 | 3.09 | 189,144 | 700 |
| 102.01% - 103.00% | 180 | 27,180,163 | 26.08 | 151,001 | 652 |
| 103.01% - 104.00% | 7 | 1,415,501 | 1.36 | 202,214 | 737 |
| 104.01% - 105.00% | 13 | 2,231,715 | 2.14 | 171,670 | 735 |
| 105.01% - 106.00% | 10 | 1,700,470 | 1.63 | 170,047 | 735 |
| 106.01% - 107.00% | 51 | 8,704,868 | 8.35 | 170,684 | 714 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** |

## Geographic Distribution of Mortgaged Properties of the Group II Loans

| State or Territory | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Minnesota | 95 | $16,290,732 | 15.63% | $171,481 | 694 | 100.17% |
| Arizona | 68 | 10,588,497 | 10.16 | 155,713 | 674 | 102.08 |
| California | 42 | 9,865,730 | 9.47 | 234,898 | 710 | 102.13 |
| Michigan | 48 | 6,793,241 | 6.52 | 141,526 | 680 | 100.55 |
| Colorado | 35 | 6,092,155 | 5.85 | 174,062 | 685 | 101.27 |
| Maryland | 26 | 5,418,131 | 5.20 | 208,390 | 704 | 101.29 |
| Georgia | 30 | 4,863,016 | 4.67 | 162,101 | 663 | 100.79 |
| Nevada | 27 | 4,607,136 | 4.42 | 170,635 | 689 | 102.30 |
| Illinois | 28 | 4,427,814 | 4.25 | 158,136 | 695 | 100.54 |
| Wisconsin | 34 | 4,367,593 | 4.19 | 128,459 | 684 | 99.90 |
| Ohio | 30 | 3,524,283 | 3.38 | 117,476 | 675 | 101.89 |
| Florida | 21 | 3,481,061 | 3.34 | 165,765 | 694 | 100.74 |
| Virginia | 18 | 3,391,386 | 3.25 | 188,410 | 715 | 101.70 |
| Other[1] | 144 | 20,494,087 | 19.67 | 142,320 | 681 | 101.66 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

## Mortgage Loan Purpose of the Group II Loans

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Purchase | 500 | $80,632,166 | 77.38% | $161,264 | 694 | 100.90% |
| Equity Refinance | 116 | 18,613,199 | 17.86 | 160,459 | 667 | 102.27 |
| Rate/Term Refinance | 30 | 4,959,499 | 4.76 | 165,317 | 668 | 103.03 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Mortgage Loan Documentation Type of the Group II Loans

| Documentation Type | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Full Documentation | 537 | $84,870,052 | 81.45% | $158,045 | 676 | 101.71% |
| Limited Documentation | 109 | 19,334,811 | 18.55 | 177,384 | 740 | 99.19 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Occupancy Types of the Group II Loans

| Occupancy | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Primary Residence | 616 | $100,138,132 | 96.10% | $162,562 | 685 | 101.37% |
| Non Owner-occupied | 20 | 2,557,599 | 2.45 | 127,880 | 764 | 95.00 |
| Second/Vacation | 10 | 1,509,133 | 1.45 | 150,913 | 729 | 103.44 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Mortgaged Property Types of the Group II Loans

| Property Type | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Single-family detached | 458 | $72,432,153 | 69.51% | $158,149 | 683 | 101.32% |
| Planned Unit Developments (detached) | 72 | 13,109,706 | 12.58 | 182,079 | 685 | 101.48 |
| Condo Low-Rise (less than 5 stories) | 60 | 9,183,029 | 8.81 | 153,050 | 710 | 101.14 |
| Planned Unit Developments (attached) | 31 | 5,196,104 | 4.99 | 167,616 | 693 | 100.48 |
| Two- to four- family units | 15 | 2,598,760 | 2.49 | 173,251 | 709 | 100.07 |
| Townhouse | 10 | 1,685,111 | 1.62 | 168,511 | 735 | 101.14 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Credit Grades of the Group II Loans

| Credit Grade | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| A1 | 218 | $36,940,174 | 35.45% | $169,450 | 744 | 100.79% |
| A2 | 108 | 19,340,773 | 18.56 | 179,081 | 698 | 102.14 |
| A3 | 111 | 18,195,041 | 17.46 | 163,919 | 649 | 101.43 |
| A4 | 209 | 29,728,876 | 28.53 | 142,243 | 635 | 101.11 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Prepayment Penalty Terms of the Group II Loans

| Prepayment Penalty Term | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| None | 150 | $24,302,583 | 23.32% | $162,017 | 690 | 101.39% |
| 12 Months | 37 | 7,173,032 | 6.88 | 193,866 | 697 | 101.91 |
| 24 Months | 277 | 45,263,429 | 43.44 | 163,406 | 686 | 101.21 |
| 36 Months | 180 | 27,072,978 | 25.98 | 150,405 | 687 | 101.00 |
| Other | 2 | 392,841 | 0.38 | 196,421 | 678 | 101.18 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

(1) Not 0, 12, 24 or 36 months and not more than 42 months

# Note Margins of the Group II Loans

| Range of Note Margins (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 2.0000% - 2.4999% | 2 | $404,901 | 0.39% | $202,450 | 726 | 102.33% |
| 2.5000% - 2.9999% | 2 | 373,258 | 0.36 | 186,629 | 657 | 101.96 |
| 3.0000% - 3.4999% | 193 | 33,069,141 | 31.73 | 171,343 | 747 | 100.79 |
| 3.5000% - 3.9999% | 21 | 3,379,833 | 3.24 | 160,944 | 741 | 100.89 |
| 4.0000% - 4.4999% | 101 | 17,962,045 | 17.24 | 177,842 | 698 | 102.21 |
| 4.5000% - 4.9999% | 9 | 1,673,204 | 1.61 | 185,912 | 699 | 101.20 |
| 5.0000% - 5.4999% | 104 | 16,865,016 | 16.18 | 162,164 | 651 | 101.46 |
| 5.5000% - 5.9999% | 8 | 1,568,248 | 1.50 | 196,031 | 640 | 100.78 |
| 6.0000% - 6.4999% | 185 | 25,973,823 | 24.93 | 140,399 | 632 | 101.00 |
| 6.5000% - 6.9999% | 21 | 2,935,397 | 2.82 | 139,781 | 625 | 101.89 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

# Maximum Mortgage of the Group II Loans

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 10.0000% - 10.9999% | 1 | $61,590 | 0.06% | $61,590 | 650 | 103.00% |
| 11.0000% - 11.9999% | 10 | 1,976,695 | 1.90 | 197,669 | 718 | 102.65 |
| 12.0000% - 12.9999% | 219 | 39,355,010 | 37.77 | 179,703 | 725 | 101.73 |
| 13.0000% - 13.9999% | 293 | 46,144,259 | 44.28 | 157,489 | 677 | 100.80 |
| 14.0000% - 14.9999% | 123 | 16,667,310 | 15.99 | 135,507 | 627 | 101.16 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Minimum Mortgage of the Group II Loans

| Range of Minimum Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 2.0000% - 2.9999% | 3 | $649,365 | 0.62% | $216,455 | 684 | 102.58% |
| 3.0000% - 3.9999% | 178 | 30,069,231 | 28.86 | 168,928 | 746 | 100.89 |
| 4.0000% - 4.9999% | 94 | 17,228,822 | 16.53 | 183,285 | 701 | 102.18 |
| 5.0000% - 5.9999% | 99 | 16,260,267 | 15.60 | 164,245 | 652 | 101.37 |
| 6.0000% - 6.9999% | 193 | 27,986,830 | 26.86 | 145,009 | 644 | 101.24 |
| 7.0000% - 7.9999% | 55 | 8,500,673 | 8.16 | 154,558 | 692 | 100.50 |
| 8.0000% - 8.9999% | 24 | 3,509,676 | 3.37 | 146,237 | 633 | 100.78 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Next Interest Rate Adjustment Dates of the Group II Loans

| Next Interest Rate Adjustment Date | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| August 2005 | 31 | $4,723,530 | 4.53% | $152,372 | 667 | 102.23% |
| September 2005 | 97 | 15,532,040 | 14.91 | 160,124 | 671 | 100.78 |
| October 2005 | 140 | 22,714,160 | 21.80 | 162,244 | 684 | 101.08 |
| November 2005 | 134 | 21,419,465 | 20.56 | 159,847 | 689 | 101.41 |
| December 2005 | 8 | 1,245,860 | 1.20 | 155,733 | 650 | 102.08 |
| July 2006 | 4 | 590,277 | 0.57 | 147,569 | 690 | 100.04 |
| August 2006 | 15 | 2,595,045 | 2.49 | 173,003 | 686 | 101.65 |
| September 2006 | 47 | 7,747,661 | 7.44 | 164,844 | 697 | 100.78 |
| October 2006 | 97 | 16,104,723 | 15.45 | 166,028 | 703 | 101.55 |
| November 2006 | 71 | 11,052,269 | 10.61 | 155,666 | 706 | 101.32 |
| December 2006 | 2 | 479,834 | 0.46 | 239,917 | 645 | 99.60 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## BOND SUMMARY (to Call)

**Class A-1**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 11.23 | 1.52 | 1.11 | **0.90** | 0.77 | 0.68 |
| Modified Duration (at par) | 10.17 | 1.49 | 1.10 | **0.89** | 0.76 | 0.67 |
| First Principal Payment Date | 1/25/2004 | 1/25/2004 | 1/25/2004 | **1/25/2004** | 1/25/2004 | 1/25/2004 |
| Last Principal Payment Date | 1/25/2023 | 12/25/2006 | 1/25/2006 | **7/25/2005** | 4/25/2005 | 2/25/2005 |
| Principal Payment Window (Months) | 229 | 36 | 25 | **19** | 16 | 14 |

**Class A-2**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 21.04 | 3.80 | 2.60 | **2.00** | 1.63 | 1.39 |
| Modified Duration (at par) | 15.46 | 3.54 | 2.47 | **1.92** | 1.57 | 1.34 |
| First Principal Payment Date | 1/25/2023 | 12/25/2006 | 1/25/2006 | **7/25/2005** | 4/25/2005 | 2/25/2005 |
| Last Principal Payment Date | 12/25/2026 | 8/25/2008 | 2/25/2007 | **5/25/2006** | 11/25/2005 | 8/25/2005 |
| Principal Payment Window (Months) | 48 | 21 | 14 | **11** | 8 | 7 |

**Class A-3**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 24.85 | 6.43 | 4.11 | **3.00** | 2.34 | 1.95 |
| Modified Duration (at par) | 16.23 | 5.63 | 3.76 | **2.80** | 2.21 | 1.86 |
| First Principal Payment Date | 12/25/2026 | 8/25/2008 | 2/25/2007 | **5/25/2006** | 11/25/2005 | 8/25/2005 |
| Last Principal Payment Date | 6/25/2030 | 1/25/2013 | 4/25/2009 | **10/25/2007** | 9/25/2006 | 4/25/2006 |
| Principal Payment Window (Months) | 43 | 54 | 27 | **18** | 11 | 9 |

**Class A-4**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 26.83 | 9.84 | 5.71 | 4.10 | 2.88 | 2.39 |
| Modified Duration (at par) | 15.79 | 7.91 | 4.98 | 3.70 | 2.66 | 2.23 |
| First Principal Payment Date | 6/25/2030 | 1/25/2013 | 4/25/2009 | **10/25/2007** | 9/25/2006 | 4/25/2006 |
| Last Principal Payment Date | 2/25/2031 | 7/25/2014 | 1/25/2010 | **4/25/2008** | 12/25/2006 | 6/25/2006 |
| Principal Payment Window (Months) | 9 | 19 | 10 | 7 | 4 | 3 |

**Class A-5**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 27.76 | 12.29 | 7.58 | **5.00** | 3.73 | 2.68 |
| Modified Duration (at par) | 15.01 | 9.07 | 6.20 | **4.35** | 3.34 | 2.46 |
| First Principal Payment Date | 2/25/2031 | 7/25/2014 | 1/25/2010 | **4/25/2008** | 12/25/2006 | 6/25/2006 |
| Last Principal Payment Date | 4/25/2032 | 3/25/2018 | 6/25/2013 | **10/25/2009** | 4/25/2008 | 11/25/2006 |
| Principal Payment Window (Months) | 15 | 45 | 42 | 19 | 17 | 6 |

## BOND SUMMARY (to Call)

**Class A-6**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 28.57 | 14.96 | 10.35 | **7.39** | 5.49 | 4.10 |
| Modified Duration (at par) | 14.05 | 9.94 | 7.70 | **5.91** | 4.61 | 3.57 |
| First Principal Payment Date | 4/25/2032 | 3/25/2018 | 6/25/2013 | **10/25/2009** | 4/25/2008 | 11/25/2006 |
| Last Principal Payment Date | 7/25/2032 | 12/25/2018 | 5/25/2014 | **10/25/2011** | 2/25/2010 | 12/25/2008 |
| Principal Payment Window (Months) | 4 | 10 | 12 | **25** | 23 | 26 |

**Class A-7**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 14.83 | 7.78 | 6.93 | **6.33** | 5.56 | 4.83 |
| Modified Duration (at par) | 10.14 | 6.28 | 5.73 | **5.32** | 4.78 | 4.23 |
| First Principal Payment Date | 1/25/2007 | 1/25/2007 | 1/25/2007 | **2/25/2007** | 5/25/2007 | 8/25/2007 |
| Last Principal Payment Date | 7/25/2032 | 12/25/2018 | 5/25/2014 | **10/25/2011** | 2/25/2010 | 12/25/2008 |
| Principal Payment Window (Months) | 307 | 144 | 89 | **57** | 34 | 17 |

**Class A-V**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 18.18 | 4.86 | 3.35 | **2.54** | 2.00 | 1.62 |
| Modified Duration (at par) | 15.44 | 4.55 | 3.20 | **2.44** | 1.94 | 1.58 |
| First Principal Payment Date | 1/25/2004 | 1/25/2004 | 1/25/2004 | **1/25/2004** | 1/25/2004 | 1/25/2004 |
| Last Principal Payment Date | 7/25/2032 | 12/25/2018 | 5/25/2014 | **10/25/2011** | 2/25/2010 | 12/25/2008 |
| Principal Payment Window (Months) | 343 | 180 | 125 | **94** | 74 | 60 |

**Class M-1**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 26.09 | 10.05 | 6.92 | **5.25** | 4.37 | 3.94 |
| Modified Duration (at par) | 13.89 | 7.46 | 5.57 | **4.42** | 3.79 | 3.47 |
| First Principal Payment Date | 9/25/2025 | 12/25/2008 | 5/25/2007 | **1/25/2007** | 3/25/2007 | 4/25/2007 |
| Last Principal Payment Date | 7/25/2032 | 12/25/2018 | 5/25/2014 | **10/25/2011** | 2/25/2010 | 12/25/2008 |
| Principal Payment Window (Months) | 83 | 121 | 85 | **58** | 36 | 21 |

**Class M-2**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 26.09 | 10.05 | 6.92 | **5.23** | 4.32 | 3.81 |
| Modified Duration (at par) | 13.40 | 7.33 | 5.50 | **4.37** | 3.71 | 3.34 |
| First Principal Payment Date | 9/25/2025 | 12/25/2008 | 5/25/2007 | **1/25/2007** | 1/25/2007 | 2/25/2007 |
| Last Principal Payment Date | 7/25/2032 | 12/25/2018 | 5/25/2014 | **10/25/2011** | 2/25/2010 | 12/25/2008 |
| Principal Payment Window (Months) | 83 | 121 | 85 | **58** | 38 | 23 |

## BOND SUMMARY (to Call)

**Class M-3**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 25.95 | 9.61 | 6.60 | **4.99** | 4.10 | 3.60 |
| Modified Duration | 12.31 | 6.84 | 5.15 | **4.10** | 3.48 | 3.11 |
| First Principal Payment Date | 9/25/2025 | 12/25/2008 | 5/25/2007 | **1/25/2007** | 1/25/2007 | 1/25/2007 |
| Last Principal Payment Date | 7/25/2032 | 12/25/2018 | 5/25/2014 | **10/25/2011** | 2/25/2010 | 12/25/2008 |
| Principal Payment Window (Months) | 83 | 121 | 85 | **58** | 38 | 24 |

## BOND SUMMARY (to Maturity)

**Class A-1**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 11.23 | 1.52 | 1.11 | **0.90** | 0.77 | 0.68 |
| Modified Duration (at par) | 10.17 | 1.49 | 1.10 | **0.89** | 0.76 | 0.67 |
| First Principal Payment Date | 1/25/2004 | 1/25/2004 | 1/25/2004 | **1/25/2004** | 1/25/2004 | 1/25/2004 |
| Last Principal Payment Date | 1/25/2023 | 12/25/2006 | 1/25/2006 | **7/25/2005** | 4/25/2005 | 2/25/2005 |
| Principal Payment Window (Months) | 229 | 36 | 25 | **19** | 16 | 14 |

**Class A-2**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 21.04 | 3.80 | 2.60 | **2.00** | 1.63 | 1.39 |
| Modified Duration (at par) | 15.46 | 3.54 | 2.47 | **1.92** | 1.57 | 1.34 |
| First Principal Payment Date | 1/25/2023 | 12/25/2006 | 1/25/2006 | **7/25/2005** | 4/25/2005 | 2/25/2005 |
| Last Principal Payment Date | 12/25/2026 | 8/25/2008 | 2/25/2007 | **5/25/2006** | 11/25/2005 | 8/25/2005 |
| Principal Payment Window (Months) | 48 | 21 | 14 | **11** | 8 | 7 |

**Class A-3**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 24.85 | 6.43 | 4.11 | **3.00** | 2.34 | 1.95 |
| Modified Duration (at par) | 16.23 | 5.63 | 3.76 | **2.80** | 2.21 | 1.86 |
| First Principal Payment Date | 12/25/2026 | 8/25/2008 | 2/25/2007 | **5/25/2006** | 11/25/2005 | 8/25/2005 |
| Last Principal Payment Date | 6/25/2030 | 1/25/2013 | 4/25/2009 | **10/25/2007** | 9/25/2006 | 4/25/2006 |
| Principal Payment Window (Months) | 43 | 54 | 27 | **18** | 11 | 9 |

**Class A-4**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 26.83 | 9.84 | 5.71 | **4.10** | 2.88 | 2.39 |
| Modified Duration (at par) | 15.79 | 7.91 | 4.98 | **3.70** | 2.66 | 2.23 |
| First Principal Payment Date | 6/25/2030 | 1/25/2013 | 4/25/2009 | **10/25/2007** | 9/25/2006 | 4/25/2006 |
| Last Principal Payment Date | 2/25/2031 | 7/25/2014 | 1/25/2010 | **4/25/2008** | 12/25/2006 | 6/25/2006 |
| Principal Payment Window (Months) | 9 | 19 | 10 | **7** | 4 | 3 |

**Class A-5**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 27.76 | 12.29 | 7.58 | **5.00** | 3.73 | 2.68 |
| Modified Duration (at par) | 15.01 | 9.07 | 6.20 | **4.35** | 3.34 | 2.46 |
| First Principal Payment Date | 2/25/2031 | 7/25/2014 | 1/25/2010 | **4/25/2008** | 12/25/2006 | 6/25/2006 |
| Last Principal Payment Date | 4/25/2032 | 3/25/2018 | 6/25/2013 | **10/25/2009** | 4/25/2008 | 11/25/2006 |
| Principal Payment Window (Months) | 15 | 45 | 42 | **19** | 17 | 6 |

## BOND SUMMARY (to Maturity)

**Class A-6**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 29.13 | 19.09 | 13.71 | **9.79** | 6.81 | 4.45 |
| Modified Duration (at par) | 14.16 | 11.42 | 9.27 | **7.25** | 5.43 | 3.81 |
| First Principal Payment Date | 4/25/2032 | 3/25/2018 | 6/25/2013 | **10/25/2009** | 4/25/2008 | 11/25/2006 |
| Last Principal Payment Date | 10/25/2033 | 3/25/2031 | 12/25/2025 | **1/25/2021** | 7/25/2017 | 12/25/2014 |
| Principal Payment Window (Months) | 19 | 157 | 151 | **136** | 112 | 98 |

**Class A-7**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 14.83 | 7.81 | 7.01 | **6.58** | 6.37 | 6.29 |
| Modified Duration (at par) | 10.14 | 6.29 | 5.78 | **5.49** | 5.35 | 5.29 |
| First Principal Payment Date | 1/25/2007 | 1/25/2007 | 1/25/2007 | **2/25/2007** | 5/25/2007 | 8/25/2007 |
| Last Principal Payment Date | 8/25/2033 | 1/25/2031 | 10/25/2025 | **11/25/2020** | 5/25/2017 | 10/25/2014 |
| Principal Payment Window (Months) | 320 | 289 | 226 | **166** | 121 | 87 |

**Class A-V**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 18.22 | 4.95 | 3.42 | **2.58** | 2.03 | 1.63 |
| Modified Duration (at par) | 15.47 | 4.62 | 3.25 | **2.48** | 1.96 | 1.59 |
| First Principal Payment Date | 1/25/2004 | 1/25/2004 | 1/25/2004 | **1/25/2004** | 1/25/2004 | 1/25/2004 |
| Last Principal Payment Date | 9/25/2033 | 8/25/2024 | 6/25/2018 | **8/25/2014** | 1/25/2012 | 2/25/2010 |
| Principal Payment Window (Months) | 357 | 248 | 174 | **128** | 97 | 74 |

**Class M-1**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 26.21 | 10.81 | 7.51 | **5.69** | 4.72 | 4.23 |
| Modified Duration (at par) | 13.92 | 7.77 | 5.88 | **4.70** | 4.03 | 3.68 |
| First Principal Payment Date | 9/25/2025 | 12/25/2008 | 5/25/2007 | **1/25/2007** | 3/25/2007 | 4/25/2007 |
| Last Principal Payment Date | 7/25/2033 | 7/25/2026 | 7/25/2020 | **7/25/2016** | 11/25/2013 | 1/25/2012 |
| Principal Payment Window (Months) | 95 | 212 | 159 | **115** | 81 | 58 |

**Class M-2**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 26.18 | 10.53 | 7.29 | **5.51** | 4.53 | 3.99 |
| Modified Duration (at par) | 13.41 | 7.52 | 5.69 | **4.53** | 3.86 | 3.47 |
| First Principal Payment Date | 9/25/2025 | 12/25/2008 | 5/25/2007 | **1/25/2007** | 1/25/2007 | 2/25/2007 |
| Last Principal Payment Date | 5/25/2033 | 2/25/2024 | 6/25/2018 | **11/25/2014** | 7/25/2012 | 12/25/2010 |
| Principal Payment Window (Months) | 93 | 183 | 134 | **95** | 67 | 47 |

## BOND SUMMARY (to Maturity)

**Class M-3**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 25.95 | 9.63 | 6.61 | **5.00** | 4.10 | 3.60 |
| Modified Duration | 12.31 | 6.84 | 5.16 | **4.11** | 3.48 | 3.12 |
| First Principal Payment Date | 9/25/2025 | 12/25/2008 | 5/25/2007 | **1/25/2007** | 1/25/2007 | 1/25/2007 |
| Last Principal Payment Date | 9/25/2032 | 9/25/2019 | 12/25/2014 | **3/25/2012** | 6/25/2010 | 3/25/2009 |
| Principal Payment Window (Months) | 85 | 130 | 92 | **63** | 42 | 27 |

## Net WAC Rate related to the Class A-1 Certificates

| Period | Pay Date | Net WAC Rate |
|---|---|---|
| 1 | 1/25/2004 | 6.66 |
| 2 | 2/25/2004 | 7.09 |
| 3 | 3/25/2004 | 7.33 |
| 4 | 4/25/2004 | 7.09 |
| 5 | 5/25/2004 | 7.33 |
| 6 | 6/25/2004 | 7.09 |
| 7 | 7/25/2004 | 7.33 |
| 8 | 8/25/2004 | 7.09 |
| 9 | 9/25/2004 | 7.09 |
| 10 | 10/25/2004 | 7.33 |
| 11 | 11/25/2004 | 7.09 |
| 12 | 12/25/2004 | 7.33 |
| 13 | 1/25/2005 | 7.09 |
| 14 | 2/25/2005 | 7.09 |
| 15 | 3/25/2005 | 7.33 |
| 16 | 4/25/2005 | 7.09 |
| 17 | 5/25/2005 | 7.33 |
| 18 | 6/25/2005 | 7.09 |
| 19 | 7/25/2005 | 7.33 |

## Net WAC Rate related to the Class A-V Certificates

| Period | Pay Date | Net WAC Rate(1) | Net WAC Rate(2) | Period | Pay Date | Net WAC Rate(1) | Net WAC Rate(2) | Period | Pay Date | Net WAC Rate(1) | Net WAC Rate(2) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 1/25/2004 | 6.31 | 6.31 | 33 | 9/25/2006 | 6.08 | 7.95 | 65 | 5/25/2009 | 5.81 | 12.94 |
| 2 | 2/25/2004 | 6.71 | 6.71 | 34 | 10/25/2006 | 6.29 | 8.21 | 66 | 6/25/2009 | 5.63 | 12.52 |
| 3 | 3/25/2004 | 6.94 | 6.94 | 35 | 11/25/2006 | 5.63 | 9.88 | 67 | 7/25/2009 | 5.81 | 12.94 |
| 4 | 4/25/2004 | 6.71 | 6.71 | 36 | 12/25/2006 | 5.81 | 10.21 | 68 | 8/25/2009 | 5.63 | 12.52 |
| 5 | 5/25/2004 | 6.94 | 6.94 | 37 | 1/25/2007 | 5.63 | 9.88 | 69 | 9/25/2009 | 5.63 | 12.52 |
| 6 | 6/25/2004 | 6.71 | 6.71 | 38 | 2/25/2007 | 5.63 | 9.88 | 70 | 10/25/2009 | 5.81 | 12.94 |
| 7 | 7/25/2004 | 6.94 | 6.94 | 39 | 3/25/2007 | 5.81 | 10.21 | 71 | 11/25/2009 | 5.63 | 12.52 |
| 8 | 8/25/2004 | 6.71 | 6.71 | 40 | 4/25/2007 | 5.63 | 9.89 | 72 | 12/25/2009 | 5.81 | 12.94 |
| 9 | 9/25/2004 | 6.71 | 6.71 | 41 | 5/25/2007 | 5.81 | 10.21 | 73 | 1/25/2010 | 5.63 | 12.52 |
| 10 | 10/25/2004 | 6.94 | 6.94 | 42 | 6/25/2007 | 5.63 | 9.89 | 74 | 2/25/2010 | 5.63 | 12.52 |
| 11 | 11/25/2004 | 6.71 | 6.71 | 43 | 7/25/2007 | 5.81 | 10.21 | 75 | 3/25/2010 | 5.81 | 12.94 |
| 12 | 12/25/2004 | 6.94 | 6.94 | 44 | 8/25/2007 | 5.63 | 9.89 | 76 | 4/25/2010 | 5.63 | 12.52 |
| 13 | 1/25/2005 | 6.71 | 6.71 | 45 | 9/25/2007 | 5.63 | 9.89 | 77 | 5/25/2010 | 5.81 | 12.94 |
| 14 | 2/25/2005 | 6.71 | 6.71 | 46 | 10/25/2007 | 5.81 | 10.22 | 78 | 6/25/2010 | 5.63 | 12.52 |
| 15 | 3/25/2005 | 6.94 | 6.94 | 47 | 11/25/2007 | 5.63 | 11.81 | 79 | 7/25/2010 | 5.81 | 12.94 |
| 16 | 4/25/2005 | 6.71 | 6.71 | 48 | 12/25/2007 | 5.81 | 12.21 | 80 | 8/25/2010 | 5.63 | 12.52 |
| 17 | 5/25/2005 | 6.94 | 6.94 | 49 | 1/25/2008 | 5.63 | 11.81 | 81 | 9/25/2010 | 5.63 | 12.52 |
| 18 | 6/25/2005 | 6.71 | 6.71 | 50 | 2/25/2008 | 5.63 | 11.81 | 82 | 10/25/2010 | 5.81 | 12.94 |
| 19 | 7/25/2005 | 6.94 | 6.94 | 51 | 3/25/2008 | 5.81 | 12.21 | 83 | 11/25/2010 | 5.63 | 12.52 |
| 20 | 8/25/2005 | 6.71 | 6.71 | 52 | 4/25/2008 | 5.63 | 11.81 | 84 | 12/25/2010 | 5.81 | 12.94 |
| 21 | 9/25/2005 | 6.71 | 6.71 | 53 | 5/25/2008 | 5.81 | 12.21 | 85 | 1/25/2011 | 5.63 | 12.52 |
| 22 | 10/25/2005 | 6.94 | 6.94 | 54 | 6/25/2008 | 5.63 | 11.81 | 86 | 2/25/2011 | 5.63 | 12.52 |
| 23 | 11/25/2005 | 6.08 | 7.95 | 55 | 7/25/2008 | 5.81 | 12.21 | 87 | 3/25/2011 | 5.81 | 12.94 |
| 24 | 12/25/2005 | 6.29 | 8.21 | 56 | 8/25/2008 | 5.63 | 11.81 | 88 | 4/25/2011 | 5.63 | 12.52 |
| 25 | 1/25/2006 | 6.08 | 7.95 | 57 | 9/25/2008 | 5.63 | 11.81 | 89 | 5/25/2011 | 5.81 | 12.94 |
| 26 | 2/25/2006 | 6.08 | 7.95 | 58 | 10/25/2008 | 5.81 | 12.21 | 90 | 6/25/2011 | 5.63 | 12.52 |
| 27 | 3/25/2006 | 6.29 | 8.21 | 59 | 11/25/2008 | 5.63 | 12.52 | 91 | 7/25/2011 | 5.81 | 12.94 |
| 28 | 4/25/2006 | 6.08 | 7.95 | 60 | 12/25/2008 | 5.81 | 12.94 | 92 | 8/25/2011 | 5.63 | 12.52 |
| 29 | 5/25/2006 | 6.29 | 8.21 | 61 | 1/25/2009 | 5.63 | 12.52 | 93 | 9/25/2011 | 5.63 | 12.52 |
| 30 | 6/25/2006 | 6.08 | 7.95 | 62 | 2/25/2009 | 5.63 | 12.52 | 94 | 10/25/2011 | 5.81 | 12.94 |
| 31 | 7/25/2006 | 6.29 | 8.21 | 63 | 3/25/2009 | 5.81 | 12.94 | | | | |
| 32 | 8/25/2006 | 6.08 | 7.95 | 64 | 4/25/2009 | 5.63 | 12.52 | | | | |

(1) Assumes the 1-year LIBOR remains constant at 1.47% and run at the pricing speed to call.
(2) Assumes that 1-year LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.

## Net WAC Rate related to the Class M Certificates

| Period | Pay Date | Net WAC Rate(1) | Net WAC Rate(2) | Period | Pay Date | Net WAC Rate(1) | Net WAC Rate(2) | Period | Pay Date | Net WAC Rate(1) | Net WAC Rate(2) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 1/25/2004 | 7.27 | 7.27 | 33 | 9/25/2006 | 7.20 | 7.44 | 65 | 5/25/2009 | 7.17 | 7.93 |
| 2 | 2/25/2004 | 7.27 | 7.27 | 34 | 10/25/2006 | 7.20 | 7.44 | 66 | 6/25/2009 | 7.17 | 7.93 |
| 3 | 3/25/2004 | 7.27 | 7.27 | 35 | 11/25/2006 | 7.14 | 7.68 | 67 | 7/25/2009 | 7.17 | 7.92 |
| 4 | 4/25/2004 | 7.27 | 7.27 | 36 | 12/25/2006 | 7.14 | 7.68 | 68 | 8/25/2009 | 7.17 | 7.92 |
| 5 | 5/25/2004 | 7.27 | 7.27 | 37 | 1/25/2007 | 7.14 | 7.68 | 69 | 9/25/2009 | 7.17 | 7.92 |
| 6 | 6/25/2004 | 7.27 | 7.27 | 38 | 2/25/2007 | 7.14 | 7.68 | 70 | 10/25/2009 | 7.17 | 7.92 |
| 7 | 7/25/2004 | 7.27 | 7.27 | 39 | 3/25/2007 | 7.14 | 7.68 | 71 | 11/25/2009 | 7.17 | 7.91 |
| 8 | 8/25/2004 | 7.27 | 7.27 | 40 | 4/25/2007 | 7.14 | 7.67 | 72 | 12/25/2009 | 7.17 | 7.91 |
| 9 | 9/25/2004 | 7.27 | 7.27 | 41 | 5/25/2007 | 7.15 | 7.67 | 73 | 1/25/2010 | 7.17 | 7.91 |
| 10 | 10/25/2004 | 7.27 | 7.27 | 42 | 6/25/2007 | 7.15 | 7.67 | 74 | 2/25/2010 | 7.18 | 7.91 |
| 11 | 11/25/2004 | 7.27 | 7.27 | 43 | 7/25/2007 | 7.15 | 7.67 | 75 | 3/25/2010 | 7.18 | 7.90 |
| 12 | 12/25/2004 | 7.27 | 7.27 | 44 | 8/25/2007 | 7.15 | 7.67 | 76 | 4/25/2010 | 7.18 | 7.90 |
| 13 | 1/25/2005 | 7.27 | 7.27 | 45 | 9/25/2007 | 7.15 | 7.67 | 77 | 5/25/2010 | 7.18 | 7.90 |
| 14 | 2/25/2005 | 7.27 | 7.27 | 46 | 10/25/2007 | 7.15 | 7.66 | 78 | 6/25/2010 | 7.18 | 7.90 |
| 15 | 3/25/2005 | 7.27 | 7.27 | 47 | 11/25/2007 | 7.15 | 7.90 | 79 | 7/25/2010 | 7.18 | 7.89 |
| 16 | 4/25/2005 | 7.27 | 7.27 | 48 | 12/25/2007 | 7.15 | 7.89 | 80 | 8/25/2010 | 7.18 | 7.89 |
| 17 | 5/25/2005 | 7.27 | 7.27 | 49 | 1/25/2008 | 7.15 | 7.89 | 81 | 9/25/2010 | 7.18 | 7.89 |
| 18 | 6/25/2005 | 7.27 | 7.27 | 50 | 2/25/2008 | 7.15 | 7.89 | 82 | 10/25/2010 | 7.18 | 7.89 |
| 19 | 7/25/2005 | 7.27 | 7.27 | 51 | 3/25/2008 | 7.16 | 7.89 | 83 | 11/25/2010 | 7.18 | 7.88 |
| 20 | 8/25/2005 | 7.27 | 7.27 | 52 | 4/25/2008 | 7.16 | 7.88 | 84 | 12/25/2010 | 7.18 | 7.88 |
| 21 | 9/25/2005 | 7.27 | 7.27 | 53 | 5/25/2008 | 7.16 | 7.88 | 85 | 1/25/2011 | 7.18 | 7.88 |
| 22 | 10/25/2005 | 7.27 | 7.27 | 54 | 6/25/2008 | 7.16 | 7.88 | 86 | 2/25/2011 | 7.18 | 7.88 |
| 23 | 11/25/2005 | 7.19 | 7.44 | 55 | 7/25/2008 | 7.16 | 7.88 | 87 | 3/25/2011 | 7.19 | 7.87 |
| 24 | 12/25/2005 | 7.19 | 7.44 | 56 | 8/25/2008 | 7.16 | 7.87 | 88 | 4/25/2011 | 7.19 | 7.87 |
| 25 | 1/25/2006 | 7.19 | 7.44 | 57 | 9/25/2008 | 7.16 | 7.87 | 89 | 5/25/2011 | 7.19 | 7.87 |
| 26 | 2/25/2006 | 7.19 | 7.44 | 58 | 10/25/2008 | 7.16 | 7.87 | 90 | 6/25/2011 | 7.19 | 7.87 |
| 27 | 3/25/2006 | 7.19 | 7.44 | 59 | 11/25/2008 | 7.16 | 7.95 | 91 | 7/25/2011 | 7.19 | 7.86 |
| 28 | 4/25/2006 | 7.19 | 7.44 | 60 | 12/25/2008 | 7.16 | 7.94 | 92 | 8/25/2011 | 7.19 | 7.86 |
| 29 | 5/25/2006 | 7.19 | 7.44 | 61 | 1/25/2009 | 7.16 | 7.94 | 93 | 9/25/2011 | 7.19 | 7.86 |
| 30 | 6/25/2006 | 7.19 | 7.44 | 62 | 2/25/2009 | 7.17 | 7.94 | 94 | 10/25/2011 | 7.19 | 7.86 |
| 31 | 7/25/2006 | 7.20 | 7.44 | 63 | 3/25/2009 | 7.17 | 7.94 | | | | |
| 32 | 8/25/2006 | 7.20 | 7.44 | 64 | 4/25/2009 | 7.17 | 7.93 | | | | |

(1) Assumes the 1-year LIBOR remains constant at 1.47% and run at the pricing speed to call.
(2) Assumes the 1-year LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.

# GMAC RFC

## REVISED RMBS New Issue Term Sheet

**$875,000,000 Certificates (Approximate)**

**Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RZ5**

**RAMP Series 2003-RZ5 Trust**
*Issuer*

**Residential Asset Mortgage Products, Inc.**
*Depositor*

**Residential Funding Corporation**
*Master Servicer*

**December 3, 2003**

(REVISED from materials dated December 1, 2003)

**GMAC RFC** Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

**Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information**

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

**GMAC RFC Securities**

## Prepayment Pricing Assumption

**Group I**: 100% PPC, assumes that prepayments start at 4% CPR in month one, increase by approximately 1.909% each month to 25% CPR in month twelve, and remain at 25% CPR thereafter.

**Group II**: 100% PPC, assumes that prepayments start at 4% CPR in month one, increase by approximately 2.364% each month to 30% CPR in month twelve, and remain at 30% CPR thereafter.

## SUMMARY OF TERMS

| | |
|---|---|
| **Title of Securities:** | RAMP Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RZ5 |
| **Offered Certificates:** | Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7 and Class A-V Certificates (the "Class A Certificates").<br><br>Class M-1, Class M-2 and Class M-3 Certificates (the "Class M Certificates").<br><br>Class A Certificates, excluding the Class A-V Certificates, referred to herein as the "Group I Certificates".<br><br>Class A-V Certificates referred to herein as the "Group II Certificates".<br><br>Class A Certificates and the Class M Certificates are referred to herein as the "Offered Certificates". |
| **Master Servicer:** | Residential Funding Corporation |
| **Subservicer:** | The primary servicing will be provided by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation, with respect to approximately 100% of the Mortgage Loans. |
| **Trustee:** | JPMorgan Chase Bank |
| **Depositor:** | Residential Asset Mortgage Products, Inc., an affiliate of Residential Funding Corporation |
| **Co-Lead Managers:** | Banc of America Securities LLC and Bear, Stearns & Co. Inc. |
| **Co-Managers:** | Residential Funding Securities Corporation and Credit Suisse First Boston LLC |
| **Cut-Off Date:** | December 1, 2003 |
| **Distribution Dates:** | Distribution of principal and interest on the Offered Certificates will be made on the 25th day of each month, or if such day is not a business day, the first business day thereafter, beginning in January 2004. |
| **Closing Date:** | On or about December [23], 2003 |

## SUMMARY OF TERMS (Continued)

| | |
|---|---|
| **Form of Certificates:** | The Offered Certificates will be available in book-entry form through DTC, Clearstream and Euroclear. The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $[25,000] and integral multiples of $1 in excess thereof. The Class M-2 Certificates and the Class M-3 Certificates will be offered in minimum denominations of [$250,000] and integral multiples of $1 in excess thereof. |
| **Tax Status:** | The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes. |
| **ERISA Eligibility:** | The Class A Certificates **may be** eligible for purchase by employee benefit plans that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. The Class M Certificates will not be eligible for purchase by such plans other than with assets of insurance company general accounts. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates. |
| **SMMEA Eligibility:** | None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984. |
| **P&I Advances:** | The Master Servicer will be obligated to advance, or cause to be advanced, cash with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses. |
| **Monthly Fees:** | Subservicing fee minimum of 0.25% per annum, payable monthly; Master Servicing Fee of 0.05% per annum, payable monthly. |
| **Eligible Master Servicing Compensation:** | For any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the Stated Principal Balance of the mortgage loans immediately preceding that Distribution Date and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date. |
| **Optional Call:** | The Master Servicer may, at its option, effect an early redemption or termination of the Certificates on any Distribution Date on which the current pool principal balance declines to 10% or less of the aggregate Stated Principal Balance of the mortgage loans as of the Cut-off Date (the "Clean-up Call Date"). |
| **Mortgage Loans:** | The mortgage pool will be divided into Group I, which will consist of one- to two-family, fixed rate Mortgage Loans secured by first liens on fee simple or leasehold interests on residential mortgage properties, and Group II which will consist of one- to two-family, adjustable rate Mortgage Loans secured by first liens on fee simple or leasehold interests on residential mortgage properties. |



## HIGHLIGHTS OF THE PROGRAM

- The Home Solution Program is primarily used by borrowers who wish to finance the full value of the home plus closing costs. A typical borrower is one who has limited liquidity or one who prefers not to take cash out of investments.
- Requires residual income of at least $1,500.
- Maximum LTV may be as high as 107% but LTVs above 103% require an A1 or A2 Credit Grade.
- Maximum LTV of 103% for credit scores below 680.
- Two full appraisals required for credit scores below 620 (or one full appraisal and a field review).
- No (a) manufactured homes or unique properties or (b) Section 32 loans allowed.

## CREDIT ENHANCEMENT

| | |
|---|---|
| **Credit Enhancement:** | Credit enhancement for the structure is provided by the following:<br>(1) Excess Cashflow;<br>(2) Overcollateralization; and<br>(3) Subordination. |
| **Excess Cashflow:** | With respect to any Distribution Date, an amount equal to the sum of (x) the excess, if any, of (i) the Available Distribution Amount for that Distribution Date over (ii) the sum of (a) the Interest Distribution Amount for that Distribution Date and (b) the Principal Remittance Amount for that Distribution Date and (y) the Overcollateralization Reduction Amount, if any, for that distribution date. |
| **Required Overcollateralization Amount:** | With respect to any Distribution Date, (a) prior to the Stepdown Date, 1.10% of the Cut-Off Date aggregate principal balance of the mortgage loans or (b) on or after the Stepdown Date, the greater of (i) 2.20% of the then current aggregate principal balance of the Mortgage Loans as of the end of the related due period and (ii) the Overcollateralization Floor; provided, however, that in the event certain trigger events specified in the pooling and servicing agreement are not satisfied, the Required Overcollateralization Amount with respect to the Mortgage Loans will not be reduced and will remain at the Required Overcollateralization Amount from the previous Distribution Date. |
| **Overcollateralization Floor:** | An amount equal to 0.50% of the Cut-Off Date aggregate principal balance of the Mortgage Loans or approximately $4,375,000. |
| **Excess Overcollateralization Amount:** | With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount on that Distribution Date over the Required Overcollateralization Amount on that Distribution Date. |
| **Overcollateralization Amount:** | With respect to any Distribution Date, the excess, if any, of (a) the aggregate Stated Principal Balances of the Mortgage Loans before giving effect to distributions of principal to be made on that Distribution Date, over (b) the aggregate Certificate Principal Balance of the Class A and Class M Certificates before taking into account distributions of principal to be made on that Distribution Date. |
| **Overcollateralization Increase Amount:** | With respect to (a) the Distribution Dates in January 2004 through April 2004, $0, and (b) any Distribution Date after April 2004, an amount equal to the lesser of (i) the Excess Cashflow for that Distribution Date (to the extent not used to cover losses) and (ii) the excess, if any, of (x) the Required Overcollateralization Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date. |
| **Overcollateralization Reduction Amount:** | With respect to any Distribution Date, after taking into account all other distributions on that Distribution Date, the lesser of (a) the Excess Overcollateralization Amount immediately prior to that Distribution Date, and (b) the Principal Remittance Amount for that Distribution Date. |

## CREDIT ENHANCEMENT

***Expected* Credit Support Percentage:**

| Class | Initial Credit Support * | After Stepdown Support |
|---|---|---|
| A | 10.25% | 22.70% |
| M-1 | 5.50% | 13.20% |
| M-2 | 1.75% | 5.70% |
| M-3 | 0.00% | 2.20% |

*For any class of Offered Certificate, the Initial Credit Support is the sum of all Offered Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loan as of the Cut-Off Date. The Initial Credit Support is not inclusive of the OC Target.

**Subordination Percentage:**

| Class | Subordination Percentage |
|---|---|
| A | 77.30% |
| M-1 | 86.80% |
| M-2 | 94.30% |
| M-3 | 97.80% |

**Stepdown Date:** The earlier to occur of (a) the Distribution Date on which the Class A Certificates have been reduced to zero and (b) the later to occur of (x) the Distribution Date in January 2007 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to 22.70%.

**Senior Enhancement Percentage:** On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate principal balance of the Class M Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount immediately prior to that Distribution Date, and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the end of the preceding due period.

## CREDIT ENHANCEMENT (Continued)

**Trigger Event:** A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date, if (i) the Sixty-Plus Delinquency Percentage, as determined on that distribution date, exceeds 8.00% or (ii) if during such period the aggregate amount of realized losses allocated as a percentage of the Cut-Off Date aggregate principal balance of the mortgage loans exceeds the values defined below:

| Distribution Dates | |
|---|---|
| January 2007 – December 2007 | 2.50% |
| January 2008 – December 2008 | 3.20% |
| January 2009 – December 2009 | 4.05% |
| January 2010 and after | 4.25% |

**Sixty-Plus Delinquency Percentage:** With respect to any Distribution Date on or after the Stepdown Date, the arithmetic average, for the prior three Distribution Dates ending with the applicable Distribution Date, of the percentage equivalent of a fraction, the numerator of which is the aggregate principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest for the relevant Distribution Date, including mortgaged loans in foreclosure and REO, and the denominator of which is the aggregate principal balance of all of the mortgage loans immediately preceding the relevant Distribution Date.

## INTEREST DEFINITIONS

| | |
|---|---|
| **Interest Payments:** | On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid. |
| **Accrual Period:** | The "Accrual Period" for the Class A Certificates (other than the Class A-1 and Class A-V Certificates) and the Class M Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The trustee will calculate interest on the Class A Certificates (other than the Class A-1 and Class A-V Certificates) and the Class M Certificates based on a 360-day year that consists of twelve 30-day months. The Class A-1 and Class A-V Certificates will be entitled to interest accrual, with respect to any Distribution Date, from and including the preceding Distribution Date (or from and including the Closing Date in the case of the First Distribution Date) to and including the day prior to the then current Distribution Date (the "Floating Rate Accrual Period") at the related pass-through rate on the aggregate principal balance of the Class A-1 and Class A-V Certificates, calculated on an actual/360-day basis. |
| **Net Mortgage Rate:** | With respect to any Mortgage Loan, the per annum mortgage rate thereon minus the per annum rates at which the master servicing and subservicing fees are paid. |
| **Maximum Net Mortgage Rate:** | With respect to any Mortgage Loan in Group II, the maximum net mortgage rate. |
| **Interest Distribution Amount:** | For each Distribution Date the lesser of (i) the Available Distribution Amount and (ii) the aggregate amount of accrued certificate interest on the Class A and Class M Certificates for that Distribution Date, less (a) any Prepayment Interest Shortfalls for that Distribution Date not covered by Eligible Master Servicing Compensation as described herein, (b) any Relief Act Shortfalls and (c) the interest portion of realized losses allocated to the related class as described in the pooling and servicing agreement. |
| **Group I Net WAC Cap:** | The pass-through rate of each class of the Group I Certificates may be subject to a cap equal to the weighted average of the Net Mortgage Rates on the Group I Mortgage Loans as of the end of the calendar month immediately preceding the month in which such distribution date occurs. The Group I Net WAC Cap for the Class A-1 Certificates will be further adjusted to reflect an actual/360-day basis interest accrual. |
| **Group I Net WAC Cap Shortfall:** | With respect to each class of Group I Certificates, and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group I Net WAC Cap did not apply, over (ii) accrued certificate interest calculated using the Group I Net WAC Cap. |
| **Group I Net WAC Cap Shortfall Carry-Forward Amount:** | With respect to the Group I Certificates and any Distribution Date, an amount equal to any unpaid Group I Net WAC Cap Shortfall Amounts from the current and prior Distribution Dates, plus interest thereon at a rate equal to the related pass-through rate. Any reimbursement of such carry-forward will only come from interest on the Mortgage Loans and will be paid as described under Excess Cashflow distributions. No such carry-forward will be paid to any class of Group I Certificates once the Certificate Principal Balance has been reduced to zero for such class. |

## INTEREST DEFINITIONS (Continued)

| | |
|---|---|
| **Group II Net WAC Cap:** | The pass-through rates of the Group II Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates of the Group II Mortgage Loans as of the end of the calendar month immediately preceding the month in which such distribution date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period. |
| **Group II Basis Risk Shortfall:** | With respect to the Group II Certificates, and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group II Net WAC Cap did not apply, provided that this rate does not exceed the Group II weighted average Maximum Net Mortgage Rate over (ii) accrued certificate interest calculated using the Group II Net WAC Cap. |
| **Group II Basis Risk Shortfall Carry-Forward Amount:** | With respect to the Group II Certificates, and any Distribution Date, an amount equal to any unpaid Group II Basis Risk Carry-Forward Amounts from the current and prior Distribution Dates, plus interest thereon at a rate equal to the related pass-through rate. Any reimbursement of such carry-forward will only come from interest on the Mortgage Loans and will be paid as described under Excess Cashflow distributions. No such carry-forward will be paid to any class of Group II Certificates once the certificate principal balance has been reduced to zero for such class. |
| **Net WAC Cap:** | With respect to each class of Class M Certificates, on any Distribution Date, the weighted average Net Mortgage Rate for both loan groups in effect for such Distribution Date. |
| **Net WAC Cap Shortfall:** | With respect to the Class M Certificates and any Distribution Date, the amount of interest that would have been payable to such Class of Certificates on such Distribution Date if the pass-through rate for such class of Certificates on such Distribution Date were calculated at the related coupon of such class over the amount of current interest payable on such Class of Certificates at the Net WAC Cap for such Distribution Date. |
| **Net WAC Cap Shortfall Carry-Forward Amount:** | With respect to the Class M Certificates and any Distribution Date, an amount equal to any unpaid Net WAC Cap Shortfall Amounts from the current and prior Distribution Dates, plus interest thereon at a rate equal to the related pass-through rate. Any reimbursement of such carry-forward will only come from interest on the Mortgage Loans and will be paid as described under Excess Cashflow distributions. No such carry-forward will be paid to any class of Class M Certificates once the certificate principal balance has been reduced to zero for such class. |
| **Prepayment Interest Shortfall:** | With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments on the Mortgage Loans during the preceding calendar month. These shortfalls will result because interest on prepayments in full is distributed only to the date of prepayment, and because no interest is distributed on prepayments in part, as these prepayments in part are applied to reduce the outstanding principal balance of the Mortgage Loans as of the due date immediately preceding the date of prepayment. No assurance can be given that the amounts available to cover Prepayment Interest Shortfalls will be sufficient therefor. |

## INTERESTDEFINITIONS (Continued)

| | |
|---|---|
| **Relief Act Shortfalls:** | With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Soldiers' and Sailors' Civil Relief Act of 1940. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cashflow in the current period will remain unpaid. |
| **Allocation of Shortfall:** | Any Prepayment Interest Shortfalls which are not covered by Eligible Master Servicing Compensation will be allocated among the offered certificates, pro rata, in accordance with the amount of Accrued Certificate Interest that would have accrued on that certificate absent these shortfalls. Any Prepayment Interest Shortfalls not covered by Eligible Master Servicing Compensation or Excess Cash Flow and allocated to a class of offered certificates will accrue interest at the then applicable pass-through rate on that class of offered certificates. Relief Act Shortfalls are allocated on a pro-rata basis among the Class A Certificates and Class M Certificates. |
| **Current Interest:** | Interest at the related pass-through rate for the related accrual period. |
| **Unpaid Interest Amount:** | Interest remaining unpaid from prior Distribution Dates. |
| **Step-up Coupon:** | The fixed rate used to calculate the pass-through rate on the Class A-6, Class A-7 and Class M Certificates will increase by 0.50% on the second Distribution Date following the first possible Clean-Up Call Date. The margin on the Class A-V Certificates will increase to 2x the original margin on the second Distribution Date following the first possible Clean-up Call Date. |

## PRINCIPAL DEFINITIONS

**Principal Payments:**

Principal distributions with respect to the Group I Certificates will first be allocated to the Class A-7 Certificates in an amount equal to the Class A-7 Lockout Distribution Amount. The remaining principal distribution amount will be distributed to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-7 Certificates, in that order, until each class is paid in full. Any remaining amounts thereafter will be allocated to the Group II Certificates.

Principal distributions with respect to the Group II Certificates will be allocated to the Class A-V Certificates until such class is paid in full. Any remaining amounts thereafter will be allocated to the Group I Certificates in the order of priority above.

The Class M Certificates will be subordinate to the Class A Certificates, and will not receive any principal payments until after the Stepdown Date, or if a Trigger Event is in effect, unless the aggregate principal balance of the Class A Certificates is equal to zero.

After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A and Class M Certificates as described under the "Priority of Distributions" below.

**Available Distribution Amount:**

For any Distribution Date, an amount equal to the sum of the following amounts, net of amounts reimbursable therefrom to the Master Servicer and any subservicer: (a) the aggregate amount of scheduled payments on the Mortgage Loans due during the related due period and received on or prior to the related determination date, after deduction of the master servicing fees and any subservicing fees in respect of such Mortgage Loans for that Distribution Date; (b) unscheduled payments, including mortgagor prepayments on Mortgage Loans, insurance proceeds and liquidation proceeds from such Mortgage Loans, and proceeds from repurchases of and substitutions for such mortgage loans occurring during the preceding calendar month; and (c) all advances made for that Distribution Date in respect of the mortgage loans.

With respect to any Distribution Date, the due period is the calendar month in which the Distribution Date occurs and the determination date is the 20th day of the month on which the Distribution Date occurs or, if the 20th day is not a business day, the immediately succeeding business day. The due date with respect to each Mortgage Loan is the date on which the scheduled monthly payment is due.

**Principal Distribution Amount:**

For any Distribution Date, the sum of the following amounts (a) the Principal Remittance Amount for the Mortgage Loans and (b) the Excess Cashflow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the Required Overcollateralization Amount, minus the Overcollateralization Reduction Amount, subsequent recoveries on the Mortgage Loans and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

In no event will the Principal Distribution Amount on any Distribution Date be less than zero or greater than the outstanding aggregate Certificate Principal Balance of the Class A and Class M Certificates.

## PRINCIPAL DEFINITIONS (Continued)

**Class A-7 Lockout Distribution Amount:**

For any Distribution Date, the product of (x) the Class A-7 Lockout Percentage for that Distribution Date and (y) the Class A-7 Pro Rata Distribution Amount for that Distribution Date. In no event will the Class A-7 Lockout Distribution Amount for a Distribution Date exceed the Group I Class A Principal Distribution Amount for that Distribution Date or the Certificate Principal Balance of the Class A-7 Certificates.

**Class A-7 Lockout Percentage:**

For each Distribution Date, the applicable percentage set forth below:

| Distribution Dates | Lockout Percentage |
|---|---|
| January 2004 through December 2006 | 0% |
| January 2007 through December 2008 | 45% |
| January 2009 through December 2009 | 80% |
| January 2010 through December 2010 | 100% |
| January 2011 and thereafter | 300% |

**Class A-7 Pro Rata Distribution Amount:**

For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the Certificate Principal Balance of the Class A-7 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate Certificate Principal Balance of the Class A Certificates (excluding the Class A-V Certificates) immediately prior to that Distribution Date and (y) the Group I Class A Principal Distribution Amount for that Distribution Date.

**Principal Remittance Amount:**

For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of related Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the Pooling and Servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the related Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

**Principal Allocation Amount:**

With respect to any Distribution Date, the sum of (i) the Principal Remittance Amount for that Distribution Date and (ii) the aggregate amount of realized losses on the Mortgage Loans in the calendar month preceding that Distribution Date to the extent covered by Excess Cashflow for that Distribution Date; provided, that on any Distribution Date on which there is insufficient Excess Cashflow will be allocated to the Group I Certificates and Group II Certificates, pro rata, based on the principal portion of realized losses on the Mortgage Loans in Group I and Group II, respectively.

## PRINCIPAL DEFINITIONS (Continued)

**Group I Principal Distribution Amount:** With respect to any Distribution Date, the portion of the Principal Distribution Amount for that Distribution Date attributable to principal received or advanced with respect to the Group I Mortgage Loans.

**Group II Principal Distribution Amount:** With respect to any Distribution Date, the portion of the Principal Distribution Amount for that Distribution Date attributable to principal received or advanced with respect to the Group II Mortgage Loans.

**Class A Principal Distribution Amount:** With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Distribution Date, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the Principal Distribution Amount for that Distribution Date; and (ii) the excess of (a) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) 77.30% and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

**Group I Class A Principal Distribution Amount:** On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is (i) the portion of the Principal Allocation Amount related to the Group I Mortgage Loans for that Distribution Date and the denominator of which is (ii) the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

**Group II Class A Principal Distribution Amount:** On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is (i) the portion of the Principal Allocation Amount related to the Group II Mortgage Loans for that Distribution Date and the denominator of which is (ii) the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

## PRINCIPAL DEFINITIONS (Continued)

**Class M-1 Principal Distribution Amount:**

With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount) and (2) the Certificate Principal Balance of the Class M-1 immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) 86.80% and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

**Class M-2 Principal Distribution Amount:**

With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount, or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) 94.30% and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

## PRINCIPAL DEFINITIONS (Continued)

**Class M-3 Principal Distribution Amount:**

With respect to any Distribution Date:

(i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount or

(ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount; and (ii) the excess of (a) the sum of (1) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to that Distribution Date over (b) the lesser of (x) the product of (1) 97.80% and (2) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate Stated Principal Balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

## PRIORITY OF DISTRIBUTIONS

**Interest Distributions:**

On each Distribution Date, accrued and unpaid interest (less prepayment interest shortfalls not covered by compensating interest or Excess Cashflow) will be paid to the holders of Offered Certificates to the extent of the Available Distribution Amount in the following order of priority:

(i) With respect to the Interest Distribution Amount for Group I, to the Group I Certificates, pro rata, and with respect to the Interest Distribution Amount for Group II, to the Group II Certificates;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates; and

(iv) To the Class M-3 Certificates

## PRIORITY OF DISTRIBUTIONS (Continued)

**Principal Distributions:**

On each Distribution Date, the Principal Distribution Amount available amount will be distributed in the following order of priority:

(i) To the holders of the Group I Certificates, the Group I Class A Principal Distribution Amount, to be distributed, first to the holders of the Class A-7 Certificates, in an amount equal to the Class A-7 Lockout Distribution Amount for that distribution date, and then, to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-7 Certificates, in that order, remaining Group I Class A Principal Distribution Amount, until each Certificate Principal Balance thereof has been reduced to zero; Any remaining Group I Class A Principal Distribution Amount thereafter will be distributed to the Group II Certificates until the Certificate Principal Balance thereof has been reduced to zero.

(ii) To the holders of the Group II Certificates, the Group II Class A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; Any remaining Group II Class A Principal Distribution Amount thereafter will be distributed to the Group I Certificates in the manner described above until the Certificate Principal Balance thereof has been reduced to zero.

(iii) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the Certificate Principal Balance thereof is reduced to zero;

(iv) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the Certificate Principal Balance thereof is reduced to zero; and

(v) To the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the Certificate Principal Balance thereof is reduced to zero.

## PRIORITY OF DISTRIBUTIONS (Continued)

**Net Monthly Excess Cashflow:**

On each Distribution Date, the Excess Cashflow will be distributed in the following order of priority:

(i) To pay the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal (as described above), the principal portion of realized losses incurred on the mortgage loans for the preceding calendar month;

(ii) Except on the first four Distribution Dates, to pay any Overcollateralization Increase Amount to the class or classes of Certificates then entitled to receive distributions in respect of principal;

(iii) To pay the holders of the Class A and Class M Certificates, pro rata, based on Accrued Certificate Interest otherwise due thereon, the amount of and Prepayment Interest Shortfalls allocated thereto with respect to the Mortgage Loans for that Distribution Date, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date;

(iv) To pay the holders of the Class A and Class M Certificates, pro rata, based on unpaid Prepayment Interest Shortfalls previously allocated thereto, any Prepayment Interest Shortfalls remaining unpaid from prior Distribution Dates together with interest thereon;

(v) To the holders of the Class A Certificates, pro rata, and then to the holders of the Class M Certificates, in order of priority, any Group I Net WAC Cap Shortfall Carry-forward Amounts, any Group II Basis Risk Shortfalls Carry-forward Amounts and any Net WAC Cap Shortfall Carry-forward Amounts, as applicable, allocated thereto that remains unpaid as of the Distribution Date.

(vi) To pay the holders of the Class A and Class M Certificates on a pro rata basis, Relief Act Shortfalls allocated thereto on that Distribution Date;

(vii) To pay the holders of the Class A Certificates, pro rata, and then to the holders of the Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

(viii) To pay the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

## DEFINITIONS

| | |
|---|---|
| **Prospectus:** | The certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus. |

# DESCRIPTION OF THE COLLATERAL

## GROUP I MORTGAGE LOANS

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Outstanding Principal Balance | $635,836,292.74 | | |
| Number of Loans | 4,153 | | |
| Average Current Loan Balance | $153,102.89 | $22,445.69 | $649,480.21 |
| (1) Original Loan-to-Value Ratio | 102.37% | 90.00% | 107.00% |
| (1) Mortgage Rate | 7.6257% | 6.0000% | 9.9900% |
| (1) Net Mortgage Rate | 7.3257% | 5.7000% | 9.6900% |
| (1) Remaining Term to Stated Maturity (months) | 355 | 174 | 360 |
| (1) (2) Credit Score | 711 | 600 | 819 |

(1) Weighted Average reflected in Total.
(2) 100.00% of the Group I Mortgage Loans have Credit Scores.

| | Range | Percent of Cut-Off Date Principal Balance |
|---|---|---|
| Product Type | Fixed Rate | 100.00% |
| Fully Amortizing Mortgage Loans | | 98.83% |
| Lien | First | 100.00% |
| Property Type | Single-family detached | 71.71% |
| | Planned Unit Developments (detached) | 11.35% |
| | Condo Low-Rise (less than 5 stories) | 7.14% |
| | Planned Unit Developments (attached) | 4.72% |
| | Two- to four- family units | 3.66% |
| | Townhouse | 1.37% |
| | Leasehold | 0.06% |
| Documentation Type | Full Documentation | 87.76% |
| | Limited Documentation | 12.24% |
| Geographic Distribution | California | 15.44% |
| | Florida | 6.49% |
| | Arizona | 6.19% |
| | Washington | 4.95% |
| | Maryland | 4.91% |
| Number of States (including DC) | 51 | |
| Largest Zip Code Concentration | 95758 | 0.32% |
| Loans with Prepayment Penalties | | 57.20% |

## Credit Score Distribution of the Group I Loans

| Range of Credit Scores | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|
| 600 - 619 | 210 | $27,838,348 | 4.38% | $132,564 | 101.76% |
| 620 - 639 | 292 | 42,593,724 | 6.70 | 145,869 | 101.89 |
| 640 - 659 | 284 | 42,633,533 | 6.71 | 150,118 | 101.97 |
| 660 - 679 | 253 | 39,301,629 | 6.18 | 155,342 | 102.01 |
| 680 - 699 | 583 | 94,028,582 | 14.79 | 161,284 | 103.80 |
| 700 - 719 | 469 | 72,676,530 | 11.43 | 154,961 | 103.94 |
| 720 - 739 | 722 | 111,981,725 | 17.61 | 155,099 | 102.15 |
| 740 - 759 | 642 | 100,398,547 | 15.79 | 156,384 | 101.88 |
| 760 - 779 | 441 | 67,109,707 | 10.55 | 152,176 | 101.49 |
| 780 - 799 | 221 | 32,438,800 | 5.10 | 146,782 | 101.12 |
| 800 or greater | 36 | 4,835,168 | 0.76 | 134,310 | 100.71 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **102.37%** |

## Debt-to-Income Ratios of the Group I Loans

| Range of Debt-to-Income Ratios (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 0.01% - 5.00% | 2 | $121,453 | 0.02% | $60,726 | 767 | 93.86% |
| 5.01% - 10.00% | 6 | 436,248 | 0.07 | 72,708 | 775 | 95.50 |
| 10.01% - 15.00% | 22 | 2,023,920 | 0.32 | 91,996 | 731 | 100.99 |
| 15.01% - 20.00% | 73 | 7,532,211 | 1.18 | 103,181 | 734 | 100.82 |
| 20.01% - 25.00% | 202 | 22,972,846 | 3.61 | 113,727 | 724 | 101.54 |
| 25.01% - 30.00% | 340 | 44,959,589 | 7.07 | 132,234 | 725 | 101.97 |
| 30.01% - 35.00% | 681 | 98,833,626 | 15.54 | 145,130 | 714 | 102.19 |
| 35.01% - 40.00% | 1,016 | 155,338,632 | 24.43 | 152,892 | 715 | 102.18 |
| 40.01% - 45.00% | 1,586 | 268,245,040 | 42.19 | 169,133 | 711 | 102.77 |
| 45.01% - 50.00% | 225 | 35,372,729 | 5.56 | 157,212 | 650 | 102.21 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Original Mortgage Loan Principal Balances of the Group I

| Range of Original Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| $ 1 - $100,000 | 1,001 | $76,090,993 | 11.97% | $76,015 | 710 | 101.34% |
| $100,001 - $200,000 | 2,318 | 336,709,444 | 52.96 | 145,259 | 708 | 102.28 |
| $200,001 - $300,000 | 661 | 159,591,403 | 25.10 | 241,439 | 713 | 102.60 |
| $300,001 - $400,000 | 136 | 46,112,948 | 7.25 | 339,066 | 710 | 103.43 |
| $400,001 - $500,000 | 29 | 12,756,805 | 2.01 | 439,890 | 740 | 104.07 |
| $500,001 - $600,000 | 5 | 2,682,133 | 0.42 | 536,427 | 759 | 101.63 |
| $600,001 - $700,000 | 3 | 1,892,567 | 0.30 | 630,856 | 762 | 102.65 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Net Mortgage Rates of the Group I Loans

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 5.5000% - 5.9999% | 34 | $7,032,030 | 1.11% | $206,824 | 747 | 103.21% |
| 6.0000% - 6.4999% | 249 | 46,626,829 | 7.33 | 187,256 | 744 | 103.46 |
| 6.5000% - 6.9999% | 1,009 | 169,704,036 | 26.69 | 168,190 | 737 | 102.87 |
| 7.0000% - 7.4999% | 1,296 | 192,599,848 | 30.29 | 148,611 | 723 | 102.38 |
| 7.5000% - 7.9999% | 785 | 112,842,560 | 17.75 | 143,748 | 698 | 101.49 |
| 8.0000% - 8.4999% | 474 | 68,541,274 | 10.78 | 144,602 | 650 | 101.89 |
| 8.5000% - 8.9999% | 220 | 28,449,123 | 4.47 | 129,314 | 635 | 102.18 |
| 9.0000% - 9.4999% | 81 | 9,479,993 | 1.49 | 117,037 | 629 | 101.81 |
| 9.5000% - 9.9999% | 5 | 560,600 | 0.09 | 112,120 | 626 | 100.38 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |


GMAC RFC

## Mortgage Rates of the Group I Loans

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 6.0000% - 6.4999% | 62 | $12,195,729 | 1.92% | $196,705 | 745 | 103.45% |
| 6.5000% - 6.9999% | 425 | 77,893,838 | 12.25 | 183,280 | 741 | 103.39 |
| 7.0000% - 7.4999% | 1,156 | 188,040,869 | 29.57 | 162,665 | 734 | 102.75 |
| 7.5000% - 7.9999% | 1,254 | 183,170,508 | 28.81 | 146,069 | 718 | 102.17 |
| 8.0000% - 8.4999% | 624 | 89,102,014 | 14.01 | 142,792 | 684 | 101.22 |
| 8.5000% - 8.9999% | 439 | 62,145,979 | 9.77 | 141,563 | 643 | 102.05 |
| 9.0000% - 9.4999% | 134 | 16,505,991 | 2.60 | 123,179 | 631 | 102.21 |
| 9.5000% - 9.9999% | 59 | 6,781,365 | 1.07 | 114,938 | 630 | 101.77 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Original Loan-to-Value Ratios of the Group I Loans

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 85.01% - 90.00% | 3 | $550,960 | 0.09% | $183,653 | 750 |
| 90.01% - 95.00% | 443 | 47,547,940 | 7.48 | 107,332 | 748 |
| 95.01% - 100.00% | 1,168 | 178,953,427 | 28.14 | 153,214 | 717 |
| 100.01% - 101.00% | 49 | 8,868,709 | 1.39 | 180,994 | 705 |
| 101.01% - 102.00% | 120 | 23,063,760 | 3.63 | 192,198 | 704 |
| 102.01% - 103.00% | 1,081 | 170,917,284 | 26.88 | 158,110 | 677 |
| 103.01% - 104.00% | 183 | 33,533,589 | 5.27 | 183,244 | 736 |
| 104.01% - 105.00% | 187 | 31,057,210 | 4.88 | 166,081 | 735 |
| 105.01% - 106.00% | 168 | 25,257,924 | 3.97 | 150,345 | 725 |
| 106.01% - 107.00% | 751 | 116,085,487 | 18.26 | 154,575 | 721 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** |

## Geographic Distribution of Mortgaged Properties of the Group I Loans

| State or Territory | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| California | 451 | $98,182,365 | 15.44% | $217,699 | 719 | 102.64% |
| Florida | 291 | 41,272,852 | 6.49 | 141,831 | 710 | 102.45 |
| Arizona | 250 | 39,371,050 | 6.19 | 157,484 | 710 | 101.76 |
| Washington | 185 | 31,464,142 | 4.95 | 170,076 | 710 | 102.56 |
| Maryland | 168 | 31,222,439 | 4.91 | 185,848 | 714 | 103.71 |
| Texas | 257 | 30,760,380 | 4.84 | 119,690 | 714 | 100.71 |
| Virginia | 160 | 29,127,568 | 4.58 | 182,047 | 723 | 103.24 |
| Michigan | 201 | 27,658,592 | 4.35 | 137,605 | 694 | 102.53 |
| Pennsylvania | 178 | 23,502,586 | 3.70 | 132,037 | 713 | 104.26 |
| Ohio | 172 | 20,725,139 | 3.26 | 120,495 | 695 | 102.40 |
| Other[1] | 1,840 | 262,549,180 | 41.29 | 142,690 | 709 | 102.07 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

## Mortgage Loan Purpose of the Group I Loans

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Purchase | 3,099 | $473,058,453 | 74.40% | $152,649 | 719 | 101.91% |
| Equity Refinance | 776 | 121,371,773 | 19.09 | 156,407 | 684 | 103.56 |
| Rate/Term Refinance | 278 | 41,406,067 | 6.51 | 148,943 | 701 | 104.11 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Mortgage Loan Documentation Type of the Group I Loans

| Documentation Type | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Full Documentation | 3,656 | $558,021,782 | 87.76% | $152,632 | 706 | 102.78% |
| Limited Documentation | 497 | 77,814,511 | 12.24 | 156,568 | 743 | 99.43 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Occupancy Types of the Group I Loans

| Occupancy | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Primary Residence | 3,686 | $585,830,697 | 92.14% | $158,934 | 707 | 102.87% |
| Non Owner-occupied | 392 | 40,352,715 | 6.35 | 102,941 | 757 | 94.97 |
| Second/Vacation | 75 | 9,652,881 | 1.52 | 128,705 | 742 | 102.98 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Mortgaged Property Types of the Group I Loans

| Property Type | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Single-family detached | 3,041 | $455,939,921 | 71.71% | $149,931 | 709 | 102.52% |
| Planned Unit Developments (detached) | 409 | 72,174,503 | 11.35 | 176,466 | 711 | 101.81 |
| Condo Low-Rise (less than 5 stories) | 289 | 45,384,435 | 7.14 | 157,040 | 716 | 102.88 |
| Planned Unit Developments (attached) | 176 | 30,006,404 | 4.72 | 170,491 | 721 | 102.57 |
| Two- to four- family units | 165 | 23,283,223 | 3.66 | 141,110 | 721 | 99.63 |
| Townhouse | 70 | 8,680,044 | 1.37 | 124,001 | 721 | 102.92 |
| Leasehold | 3 | 367,762 | 0.06 | 122,587 | 740 | 104.40 |
| **TOTAL:** | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | **711** | **102.37%** |

## Credit Grades of the Group I Loans

| Credit Grade | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| A1 | 2,038 | $312,903,483 | 49.21% | $153,535 | 751 | 101.79% |
| A2 | 1,005 | 160,941,490 | 25.31 | 160,141 | 698 | 103.93 |
| A3 | 534 | 82,437,949 | 12.97 | 154,378 | 650 | 101.87 |
| A4 | 576 | 79,553,370 | 12.51 | 138,113 | 643 | 101.99 |
| TOTAL: | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | 711 | **102.37%** |

## Prepayment Penalty Terms of the Group I Loans

| Prepayment Penalty Term | Number of Mortgage Loans | Principal Balance | Percentage of Group I Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| None | 1,775 | $272,150,846 | 42.80% | $153,324 | 713 | 102.38% |
| 12 Months | 151 | 25,940,852 | 4.08 | 171,794 | 716 | 101.62 |
| 24 Months | 241 | 38,626,634 | 6.07 | 160,276 | 714 | 101.33 |
| 36 Months | 1,960 | 294,922,790 | 46.38 | 150,471 | 708 | 102.54 |
| 48 Months | 1 | 174,876 | 0.03 | 174,876 | 635 | 103.00 |
| 60 Months | 23 | 3,643,993 | 0.57 | 158,434 | 700 | 103.31 |
| Other[1] | 2 | 376,302 | 0.06 | 188,151 | 740 | 104.57 |
| TOTAL: | **4,153** | **$635,836,293** | **100.00%** | **$153,103** | 711 | **102.37%** |

[1] Not 0, 12, 24, 36, 48 or 60 months and not more than 60 months

## DESCRIPTION OF THE COLLATERAL

### GROUP II MORTGAGE LOANS

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Outstanding Principal Balance | $104,204,863.79 | | |
| Number of Loans | 646 | | |
| Average Current Loan Balance | $161,307.84 | $40,085.70 | $538,972.59 |
| (1) Original Loan-to-Value Ratio | 101.25% | 91.00% | 107.00% |
| (1) Mortgage Rate | 7.2354% | 5.7500% | 8.8750% |
| (1) Net Mortgage Rate | 6.9354% | 5.4500% | 8.5750% |
| (1) Note Margin | 4.6440% | 2.2500% | 6.7500% |
| (1) Maximum Mortgage Rate | 13.2375% | 10.0000% | 14.8750% |
| (1) Minimum Mortgage Rate | 5.0823% | 2.2500% | 8.8750% |
| (1) Term to Next Rate Adjustment Rate (months) | 26 | 20 | 36 |
| (1) Remaining Term to Stated Maturity (months) | 358 | 355 | 360 |
| (1) (2) Credit Score | 688 | 600 | 804 |

(1) Weighted Average reflected in Total.
(2) 100.00% of the Group II Mortgage Loans have Credit Scores.

| | Range | Percent of Cut-Off Date Principal Balance |
|---|---|---|
| Product Type | Adjustable Rate | 100.00% |
| Fully Amortizing Mortgage Loans | | 100.00% |
| Lien | First | 100.00% |
| Property Type | Single-family detached | 69.51% |
| | Planned Unit Developments (detached) | 12.58% |
| | Condo Low-Rise (less than 5 stories) | 8.81% |
| | Planned Unit Developments (attached) | 4.99% |
| | Two- to four- family units | 2.49% |
| | Townhouse | 1.62% |
| Geographic Distribution | Minnesota | 15.63% |
| | Arizona | 10.16% |
| | California | 9.47% |
| | Michigan | 6.52% |
| | Colorado | 5.85% |
| Number of States (including DC) | 41 | |
| Largest Zip Code Concentration | 85308 | 0.66% |
| Documentation Type | Full Documentation | 81.45% |
| | Limited Documentation | 18.55% |
| Loans with Prepayment Penalties | | 76.68% |

## Credit Score Distribution of the Group II Loans

| Range of Credit Scores | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|
| 600 - 619 | 88 | $12,233,816 | 11.74% | $139,021 | 101.38% |
| 620 - 639 | 104 | 16,013,804 | 15.37 | 153,979 | 101.12 |
| 640 - 659 | 61 | 9,170,147 | 8.80 | 150,330 | 101.03 |
| 660 - 679 | 57 | 8,956,959 | 8.60 | 157,140 | 101.39 |
| 680 - 699 | 71 | 12,269,645 | 11.77 | 172,812 | 101.29 |
| 700 - 719 | 41 | 7,571,041 | 7.27 | 184,660 | 103.22 |
| 720 - 739 | 87 | 16,034,021 | 15.39 | 184,299 | 101.44 |
| 740 - 759 | 82 | 13,599,427 | 13.05 | 165,847 | 100.74 |
| 760 - 779 | 36 | 5,512,270 | 5.29 | 153,119 | 99.86 |
| 780 - 799 | 18 | 2,774,310 | 2.66 | 154,128 | 99.97 |
| 800 or greater | 1 | 69,424 | 0.07 | 69,424 | 107.00 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **101.25%** |

## Debt-to-Income Ratios of the Group II Loans

| Range of Debt-to-Income Ratios (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 10.01% - 15.00% | 3 | $574,742 | 0.55% | $191,581 | 769 | 106.06% |
| 15.01% - 20.00% | 7 | 763,910 | 0.73 | 109,130 | 690 | 102.76 |
| 20.01% - 25.00% | 32 | 4,250,837 | 4.08 | 132,839 | 703 | 100.86 |
| 25.01% - 30.00% | 59 | 8,158,580 | 7.83 | 138,281 | 690 | 101.24 |
| 30.01% - 35.00% | 146 | 22,544,169 | 21.63 | 154,412 | 699 | 100.88 |
| 35.01% - 40.00% | 281 | 49,197,938 | 47.21 | 175,082 | 697 | 101.38 |
| 40.01% - 45.00% | 115 | 18,243,316 | 17.51 | 158,638 | 644 | 101.21 |
| 45.01% - 50.00% | 3 | 471,373 | 0.45 | 157,124 | 638 | 100.73 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Original Mortgage Loan Principal Balances of the Group II

| Range of Original Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| $ 1 - $100,000 | 100 | $7,517,717 | 7.21% | $75,177 | 678 | 101.28% |
| $100,001 - $200,000 | 397 | 59,360,652 | 56.97 | 149,523 | 681 | 101.11 |
| $200,001 - $300,000 | 134 | 32,059,172 | 30.77 | 239,248 | 700 | 101.39 |
| $300,001 - $400,000 | 13 | 4,229,682 | 4.06 | 325,360 | 696 | 102.22 |
| $400,001 - $500,000 | 1 | 498,669 | 0.48 | 498,669 | 696 | 100.00 |
| $500,001 - $600,000 | 1 | 538,973 | 0.52 | 538,973 | 731 | 100.00 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Net Mortgage Rates of the Group II Loans

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 5.0000% - 5.4999% | 3 | $628,203 | 0.60% | $209,401 | 738 | 105.78% |
| 5.5000% - 5.9999% | 40 | 7,997,151 | 7.67 | 199,929 | 724 | 102.10 |
| 6.0000% - 6.4999% | 146 | 26,354,872 | 25.29 | 180,513 | 725 | 101.56 |
| 6.5000% - 6.9999% | 149 | 23,908,251 | 22.94 | 160,458 | 709 | 101.03 |
| 7.0000% - 7.4999% | 134 | 20,605,866 | 19.77 | 153,775 | 668 | 100.53 |
| 7.5000% - 7.9999% | 103 | 15,914,008 | 15.27 | 154,505 | 633 | 101.45 |
| 8.0000% - 8.4999% | 65 | 8,185,986 | 7.86 | 125,938 | 630 | 101.18 |
| 8.5000% - 8.9999% | 6 | 610,528 | 0.59 | 101,755 | 620 | 100.23 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |


GMAC RFC

## Mortgage Rates of the Group II Loans

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 5.5000% - 5.9999% | 10 | $1,976,695 | 1.90% | $197,669 | 718 | 102.65% |
| 6.0000% - 6.4999% | 63 | 12,281,952 | 11.79 | 194,952 | 730 | 102.00 |
| 6.5000% - 6.9999% | 158 | 27,401,128 | 26.30 | 173,425 | 723 | 101.59 |
| 7.0000% - 7.4999% | 146 | 23,191,947 | 22.26 | 158,849 | 703 | 100.61 |
| 7.5000% - 7.9999% | 146 | 22,737,732 | 21.82 | 155,738 | 649 | 100.99 |
| 8.0000% - 8.4999% | 65 | 9,570,154 | 9.18 | 147,233 | 626 | 101.22 |
| 8.5000% - 8.9999% | 58 | 7,045,257 | 6.76 | 121,470 | 629 | 101.15 |
| TOTAL: | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Original Loan-to-Value Ratios of the Group II Loans

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 90.01% - 95.00% | 35 | $5,114,607 | 4.91% | $146,132 | 732 |
| 95.01% - 100.00% | 326 | 53,546,920 | 51.39 | 164,254 | 692 |
| 100.01% - 101.00% | 7 | 1,095,175 | 1.05 | 156,454 | 676 |
| 101.01% - 102.00% | 17 | 3,215,445 | 3.09 | 189,144 | 700 |
| 102.01% - 103.00% | 180 | 27,180,163 | 26.08 | 151,001 | 652 |
| 103.01% - 104.00% | 7 | 1,415,501 | 1.36 | 202,214 | 737 |
| 104.01% - 105.00% | 13 | 2,231,715 | 2.14 | 171,670 | 735 |
| 105.01% - 106.00% | 10 | 1,700,470 | 1.63 | 170,047 | 735 |
| 106.01% - 107.00% | 51 | 8,704,868 | 8.35 | 170,684 | 714 |
| TOTAL: | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** |

## Geographic Distribution of Mortgaged Properties of the Group II Loans

| State or Territory | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Minnesota | 95 | $16,290,732 | 15.63% | $171,481 | 694 | 100.17% |
| Arizona | 68 | 10,588,497 | 10.16 | 155,713 | 674 | 102.08 |
| California | 42 | 9,865,730 | 9.47 | 234,898 | 710 | 102.13 |
| Michigan | 48 | 6,793,241 | 6.52 | 141,526 | 680 | 100.55 |
| Colorado | 35 | 6,092,155 | 5.85 | 174,062 | 685 | 101.27 |
| Maryland | 26 | 5,418,131 | 5.20 | 208,390 | 704 | 101.29 |
| Georgia | 30 | 4,863,016 | 4.67 | 162,101 | 663 | 100.79 |
| Nevada | 27 | 4,607,136 | 4.42 | 170,635 | 689 | 102.30 |
| Illinois | 28 | 4,427,814 | 4.25 | 158,136 | 695 | 100.54 |
| Wisconsin | 34 | 4,367,593 | 4.19 | 128,459 | 684 | 99.90 |
| Ohio | 30 | 3,524,283 | 3.38 | 117,476 | 675 | 101.89 |
| Florida | 21 | 3,481,061 | 3.34 | 165,765 | 694 | 100.74 |
| Virginia | 18 | 3,391,386 | 3.25 | 188,410 | 715 | 101.70 |
| Other[1] | 144 | 20,494,087 | 19.67 | 142,320 | 681 | 101.66 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

## Mortgage Loan Purpose of the Group II Loans

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Purchase | 500 | $80,632,166 | 77.38% | $161,264 | 694 | 100.90% |
| Equity Refinance | 116 | 18,613,199 | 17.86 | 160,459 | 667 | 102.27 |
| Rate/Term Refinance | 30 | 4,959,499 | 4.76 | 165,317 | 668 | 103.03 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Mortgage Loan Documentation Type of the Group II Loans

| Documentation Type | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Full Documentation | 537 | $84,870,052 | 81.45% | $158,045 | 676 | 101.71% |
| Limited Documentation | 109 | 19,334,811 | 18.55 | 177,384 | 740 | 99.19 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Occupancy Types of the Group II Loans

| Occupancy | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Primary Residence | 616 | $100,138,132 | 96.10% | $162,562 | 685 | 101.37% |
| Non Owner-occupied | 20 | 2,557,599 | 2.45 | 127,880 | 764 | 95.00 |
| Second/Vacation | 10 | 1,509,133 | 1.45 | 150,913 | 729 | 103.44 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Mortgaged Property Types of the Group II Loans

| Property Type | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Single-family detached | 458 | $72,432,153 | 69.51% | $158,149 | 683 | 101.32% |
| Planned Unit Developments (detached) | 72 | 13,109,706 | 12.58 | 182,079 | 685 | 101.48 |
| Condo Low-Rise (less than 5 stories) | 60 | 9,183,029 | 8.81 | 153,050 | 710 | 101.14 |
| Planned Unit Developments (attached) | 31 | 5,196,104 | 4.99 | 167,616 | 693 | 100.48 |
| Two- to four- family units | 15 | 2,598,760 | 2.49 | 173,251 | 709 | 100.07 |
| Townhouse | 10 | 1,685,111 | 1.62 | 168,511 | 735 | 101.14 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Credit Grades of the Group II Loans

| Credit Grade | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| A1 | 218 | $36,940,174 | 35.45% | $169,450 | 744 | 100.79% |
| A2 | 108 | 19,340,773 | 18.56 | 179,081 | 698 | 102.14 |
| A3 | 111 | 18,195,041 | 17.46 | 163,919 | 649 | 101.43 |
| A4 | 209 | 29,728,876 | 28.53 | 142,243 | 635 | 101.11 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Prepayment Penalty Terms of the Group II Loans

| Prepayment Penalty Term | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| None | 150 | $24,302,583 | 23.32% | $162,017 | 690 | 101.39% |
| 12 Months | 37 | 7,173,032 | 6.88 | 193,866 | 697 | 101.91 |
| 24 Months | 277 | 45,263,429 | 43.44 | 163,406 | 686 | 101.21 |
| 36 Months | 180 | 27,072,978 | 25.98 | 150,405 | 687 | 101.00 |
| Other | 2 | 392,841 | 0.38 | 196,421 | 678 | 101.18 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

(1) Not 0, 12, 24 or 36 months and not more than 42 months



## Note Margins of the Group II Loans

| Range of Note Margins (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 2.0000% - 2.4999% | 2 | $404,901 | 0.39% | $202,450 | 726 | 102.33% |
| 2.5000% - 2.9999% | 2 | 373,258 | 0.36 | 186,629 | 657 | 101.96 |
| 3.0000% - 3.4999% | 193 | 33,069,141 | 31.73 | 171,343 | 747 | 100.79 |
| 3.5000% - 3.9999% | 21 | 3,379,833 | 3.24 | 160,944 | 741 | 100.89 |
| 4.0000% - 4.4999% | 101 | 17,962,045 | 17.24 | 177,842 | 698 | 102.21 |
| 4.5000% - 4.9999% | 9 | 1,673,204 | 1.61 | 185,912 | 699 | 101.20 |
| 5.0000% - 5.4999% | 104 | 16,865,016 | 16.18 | 162,164 | 651 | 101.46 |
| 5.5000% - 5.9999% | 8 | 1,568,248 | 1.50 | 196,031 | 640 | 100.78 |
| 6.0000% - 6.4999% | 185 | 25,973,823 | 24.93 | 140,399 | 632 | 101.00 |
| 6.5000% - 6.9999% | 21 | 2,935,397 | 2.82 | 139,781 | 625 | 101.89 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Maximum Mortgage of the Group II Loans

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 10.0000% - 10.9999% | 1 | $61,590 | 0.06% | $61,590 | 650 | 103.00% |
| 11.0000% - 11.9999% | 10 | 1,976,695 | 1.90 | 197,669 | 718 | 102.65 |
| 12.0000% - 12.9999% | 219 | 39,355,010 | 37.77 | 179,703 | 725 | 101.73 |
| 13.0000% - 13.9999% | 293 | 46,144,259 | 44.28 | 157,489 | 677 | 100.80 |
| 14.0000% - 14.9999% | 123 | 16,667,310 | 15.99 | 135,507 | 627 | 101.16 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Minimum Mortgage of the Group II Loans

| Range of Minimum Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 2.0000% - 2.9999% | 3 | $649,365 | 0.62% | $216,455 | 684 | 102.58% |
| 3.0000% - 3.9999% | 178 | 30,069,231 | 28.86 | 168,928 | 746 | 100.89 |
| 4.0000% - 4.9999% | 94 | 17,228,822 | 16.53 | 183,285 | 701 | 102.18 |
| 5.0000% - 5.9999% | 99 | 16,260,267 | 15.60 | 164,245 | 652 | 101.37 |
| 6.0000% - 6.9999% | 193 | 27,986,830 | 26.86 | 145,009 | 644 | 101.24 |
| 7.0000% - 7.9999% | 55 | 8,500,673 | 8.16 | 154,558 | 692 | 100.50 |
| 8.0000% - 8.9999% | 24 | 3,509,676 | 3.37 | 146,237 | 633 | 100.78 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |

## Next Interest Rate Adjustment Dates of the Group II Loans

| Next Interest Rate Adjustment Date | Number of Mortgage Loans | Principal Balance | Percentage of Group II Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| August 2005 | 31 | $4,723,530 | 4.53% | $152,372 | 667 | 102.23% |
| September 2005 | 97 | 15,532,040 | 14.91 | 160,124 | 671 | 100.78 |
| October 2005 | 140 | 22,714,160 | 21.80 | 162,244 | 684 | 101.08 |
| November 2005 | 134 | 21,419,465 | 20.56 | 159,847 | 689 | 101.41 |
| December 2005 | 8 | 1,245,860 | 1.20 | 155,733 | 650 | 102.08 |
| July 2006 | 4 | 590,277 | 0.57 | 147,569 | 690 | 100.04 |
| August 2006 | 15 | 2,595,045 | 2.49 | 173,003 | 686 | 101.65 |
| September 2006 | 47 | 7,747,661 | 7.44 | 164,844 | 697 | 100.78 |
| October 2006 | 97 | 16,104,723 | 15.45 | 166,028 | 703 | 101.55 |
| November 2006 | 71 | 11,052,269 | 10.61 | 155,666 | 706 | 101.32 |
| December 2006 | 2 | 479,834 | 0.46 | 239,917 | 645 | 99.60 |
| **TOTAL:** | **646** | **$104,204,864** | **100.00%** | **$161,308** | **688** | **101.25%** |



## BOND SUMMARY (to Call)

**Class A-1**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 11.23 | 1.52 | 1.11 | **0.90** | 0.77 | 0.68 |
| Modified Duration (at par) | 10.17 | 1.49 | 1.10 | **0.89** | 0.76 | 0.67 |
| First Principal Payment Date | 1/25/2004 | 1/25/2004 | 1/25/2004 | **1/25/2004** | 1/25/2004 | 1/25/2004 |
| Last Principal Payment Date | 1/25/2023 | 12/25/2006 | 1/25/2006 | **7/25/2005** | 4/25/2005 | 2/25/2005 |
| Principal Payment Window (Months) | 229 | 36 | 25 | **19** | 16 | 14 |

**Class A-2**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 21.04 | 3.80 | 2.60 | **2.00** | 1.63 | 1.39 |
| Modified Duration (at par) | 15.46 | 3.54 | 2.47 | **1.92** | 1.57 | 1.34 |
| First Principal Payment Date | 1/25/2023 | 12/25/2006 | 1/25/2006 | **7/25/2005** | 4/25/2005 | 2/25/2005 |
| Last Principal Payment Date | 12/25/2026 | 8/25/2008 | 2/25/2007 | **5/25/2006** | 11/25/2005 | 8/25/2005 |
| Principal Payment Window (Months) | 48 | 21 | 14 | **11** | 8 | 7 |

**Class A-3**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 24.85 | 6.43 | 4.11 | **3.00** | 2.34 | 1.95 |
| Modified Duration (at par) | 16.23 | 5.63 | 3.76 | **2.80** | 2.21 | 1.86 |
| First Principal Payment Date | 12/25/2026 | 8/25/2008 | 2/25/2007 | **5/25/2006** | 11/25/2005 | 8/25/2005 |
| Last Principal Payment Date | 6/25/2030 | 1/25/2013 | 4/25/2009 | **10/25/2007** | 9/25/2006 | 4/25/2006 |
| Principal Payment Window (Months) | 43 | 54 | 27 | **18** | 11 | 9 |

**Class A-4**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 26.83 | 9.84 | 5.71 | **4.10** | 2.88 | 2.39 |
| Modified Duration (at par) | 15.79 | 7.91 | 4.98 | **3.70** | 2.66 | 2.23 |
| First Principal Payment Date | 6/25/2030 | 1/25/2013 | 4/25/2009 | **10/25/2007** | 9/25/2006 | 4/25/2006 |
| Last Principal Payment Date | 2/25/2031 | 7/25/2014 | 1/25/2010 | **4/25/2008** | 12/25/2006 | 6/25/2006 |
| Principal Payment Window (Months) | 9 | 19 | 10 | **7** | 4 | 3 |

**Class A-5**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 27.76 | 12.29 | 7.58 | **5.00** | 3.73 | 2.68 |
| Modified Duration (at par) | 15.01 | 9.07 | 6.20 | **4.35** | 3.34 | 2.46 |
| First Principal Payment Date | 2/25/2031 | 7/25/2014 | 1/25/2010 | **4/25/2008** | 12/25/2006 | 6/25/2006 |
| Last Principal Payment Date | 4/25/2032 | 3/25/2018 | 6/25/2013 | **10/25/2009** | 4/25/2008 | 11/25/2006 |
| Principal Payment Window (Months) | 15 | 45 | 42 | **19** | 17 | 6 |

## BOND SUMMARY (to Call)

Class A-6

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 28.57 | 14.96 | 10.35 | **7.39** | 5.49 | 4.10 |
| Modified Duration (at par) | 14.05 | 9.94 | 7.70 | **5.91** | 4.61 | 3.57 |
| First Principal Payment Date | 4/25/2032 | 3/25/2018 | 6/25/2013 | **10/25/2009** | 4/25/2008 | 11/25/2006 |
| Last Principal Payment Date | 7/25/2032 | 12/25/2018 | 5/25/2014 | **10/25/2011** | 2/25/2010 | 12/25/2008 |
| Principal Payment Window (Months) | 4 | 10 | 12 | **25** | 23 | 26 |

Class A-7

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 14.83 | 7.78 | 6.93 | **6.33** | 5.56 | 4.83 |
| Modified Duration (at par) | 10.14 | 6.28 | 5.73 | **5.32** | 4.78 | 4.23 |
| First Principal Payment Date | 1/25/2007 | 1/25/2007 | 1/25/2007 | **2/25/2007** | 5/25/2007 | 8/25/2007 |
| Last Principal Payment Date | 7/25/2032 | 12/25/2018 | 5/25/2014 | **10/25/2011** | 2/25/2010 | 12/25/2008 |
| Principal Payment Window (Months) | 307 | 144 | 89 | **57** | 34 | 17 |

Class A-V

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 18.18 | 4.86 | 3.35 | **2.54** | 2.00 | 1.62 |
| Modified Duration (at par) | 15.44 | 4.55 | 3.20 | **2.44** | 1.94 | 1.58 |
| First Principal Payment Date | 1/25/2004 | 1/25/2004 | 1/25/2004 | **1/25/2004** | 1/25/2004 | 1/25/2004 |
| Last Principal Payment Date | 7/25/2032 | 12/25/2018 | 5/25/2014 | **10/25/2011** | 2/25/2010 | 12/25/2008 |
| Principal Payment Window (Months) | 343 | 180 | 125 | **94** | 74 | 60 |

Class M-1

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 26.09 | 10.05 | 6.92 | **5.25** | 4.37 | 3.94 |
| Modified Duration (at par) | 13.89 | 7.46 | 5.57 | **4.42** | 3.79 | 3.47 |
| First Principal Payment Date | 9/25/2025 | 12/25/2008 | 5/25/2007 | **1/25/2007** | 3/25/2007 | 4/25/2007 |
| Last Principal Payment Date | 7/25/2032 | 12/25/2018 | 5/25/2014 | **10/25/2011** | 2/25/2010 | 12/25/2008 |
| Principal Payment Window (Months) | 83 | 121 | 85 | **58** | 36 | 21 |

Class M-2

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 26.09 | 10.05 | 6.92 | **5.23** | 4.32 | 3.81 |
| Modified Duration (at par) | 13.40 | 7.33 | 5.50 | **4.37** | 3.71 | 3.34 |
| First Principal Payment Date | 9/25/2025 | 12/25/2008 | 5/25/2007 | **1/25/2007** | 1/25/2007 | 2/25/2007 |
| Last Principal Payment Date | 7/25/2032 | 12/25/2018 | 5/25/2014 | **10/25/2011** | 2/25/2010 | 12/25/2008 |
| Principal Payment Window (Months) | 83 | 121 | 85 | **58** | 38 | 23 |

## BOND SUMMARY (to Call)

**Class M-3**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 25.95 | 9.61 | 6.60 | **4.99** | 4.10 | 3.60 |
| Modified Duration | 12.31 | 6.84 | 5.15 | **4.10** | 3.48 | 3.11 |
| First Principal Payment Date | 9/25/2025 | 12/25/2008 | 5/25/2007 | **1/25/2007** | 1/25/2007 | 1/25/2007 |
| Last Principal Payment Date | 7/25/2032 | 12/25/2018 | 5/25/2014 | **10/25/2011** | 2/25/2010 | 12/25/2008 |
| Principal Payment Window (Months) | 83 | 121 | 85 | **58** | 38 | 24 |

## BOND SUMMARY (to Maturity)

**Class A-1**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 11.23 | 1.52 | 1.11 | **0.90** | 0.77 | 0.68 |
| Modified Duration (at par) | 10.17 | 1.49 | 1.10 | **0.89** | 0.76 | 0.67 |
| First Principal Payment Date | 1/25/2004 | 1/25/2004 | 1/25/2004 | **1/25/2004** | 1/25/2004 | 1/25/2004 |
| Last Principal Payment Date | 1/25/2023 | 12/25/2006 | 1/25/2006 | **7/25/2005** | 4/25/2005 | 2/25/2005 |
| Principal Payment Window (Months) | 229 | 36 | 25 | **19** | 16 | 14 |

**Class A-2**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 21.04 | 3.80 | 2.60 | **2.00** | 1.63 | 1.39 |
| Modified Duration (at par) | 15.46 | 3.54 | 2.47 | **1.92** | 1.57 | 1.34 |
| First Principal Payment Date | 1/25/2023 | 12/25/2006 | 1/25/2006 | **7/25/2005** | 4/25/2005 | 2/25/2005 |
| Last Principal Payment Date | 12/25/2026 | 8/25/2008 | 2/25/2007 | **5/25/2006** | 11/25/2005 | 8/25/2005 |
| Principal Payment Window (Months) | 48 | 21 | 14 | **11** | 8 | 7 |

**Class A-3**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 24.85 | 6.43 | 4.11 | **3.00** | 2.34 | 1.95 |
| Modified Duration (at par) | 16.23 | 5.63 | 3.76 | **2.80** | 2.21 | 1.86 |
| First Principal Payment Date | 12/25/2026 | 8/25/2008 | 2/25/2007 | **5/25/2006** | 11/25/2005 | 8/25/2005 |
| Last Principal Payment Date | 6/25/2030 | 1/25/2013 | 4/25/2009 | **10/25/2007** | 9/25/2006 | 4/25/2006 |
| Principal Payment Window (Months) | 43 | 54 | 27 | **18** | 11 | 9 |

**Class A-4**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 26.83 | 9.84 | 5.71 | **4.10** | 2.88 | 2.39 |
| Modified Duration (at par) | 15.79 | 7.91 | 4.98 | **3.70** | 2.66 | 2.23 |
| First Principal Payment Date | 6/25/2030 | 1/25/2013 | 4/25/2009 | **10/25/2007** | 9/25/2006 | 4/25/2006 |
| Last Principal Payment Date | 2/25/2031 | 7/25/2014 | 1/25/2010 | **4/25/2008** | 12/25/2006 | 6/25/2006 |
| Principal Payment Window (Months) | 9 | 19 | 10 | **7** | 4 | 3 |

**Class A-5**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 27.76 | 12.29 | 7.58 | **5.00** | 3.73 | 2.68 |
| Modified Duration (at par) | 15.01 | 9.07 | 6.20 | **4.35** | 3.34 | 2.46 |
| First Principal Payment Date | 2/25/2031 | 7/25/2014 | 1/25/2010 | **4/25/2008** | 12/25/2006 | 6/25/2006 |
| Last Principal Payment Date | 4/25/2032 | 3/25/2018 | 6/25/2013 | **10/25/2009** | 4/25/2008 | 11/25/2006 |
| Principal Payment Window (Months) | 15 | 45 | 42 | **19** | 17 | 6 |

## BOND SUMMARY (to Maturity)

**Class A-6**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 29.13 | 19.09 | 13.71 | **9.79** | 6.81 | 4.45 |
| Modified Duration (at par) | 14.16 | 11.42 | 9.27 | **7.25** | 5.43 | 3.81 |
| First Principal Payment Date | 4/25/2032 | 3/25/2018 | 6/25/2013 | **10/25/2009** | 4/25/2008 | 11/25/2006 |
| Last Principal Payment Date | 10/25/2033 | 3/25/2031 | 12/25/2025 | **1/25/2021** | 7/25/2017 | 12/25/2014 |
| Principal Payment Window (Months) | 19 | 157 | 151 | **136** | 112 | 98 |

**Class A-7**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 14.83 | 7.81 | 7.01 | **6.58** | 6.37 | 6.29 |
| Modified Duration (at par) | 10.14 | 6.29 | 5.78 | **5.49** | 5.35 | 5.29 |
| First Principal Payment Date | 1/25/2007 | 1/25/2007 | 1/25/2007 | **2/25/2007** | 5/25/2007 | 8/25/2007 |
| Last Principal Payment Date | 8/25/2033 | 1/25/2031 | 10/25/2025 | **11/25/2020** | 5/25/2017 | 10/25/2014 |
| Principal Payment Window (Months) | 320 | 289 | 226 | **166** | 121 | 87 |

**Class A-V**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 18.22 | 4.95 | 3.42 | **2.58** | 2.03 | 1.63 |
| Modified Duration (at par) | 15.47 | 4.62 | 3.25 | **2.48** | 1.96 | 1.59 |
| First Principal Payment Date | 1/25/2004 | 1/25/2004 | 1/25/2004 | **1/25/2004** | 1/25/2004 | 1/25/2004 |
| Last Principal Payment Date | 9/25/2033 | 8/25/2024 | 6/25/2018 | **8/25/2014** | 1/25/2012 | 2/25/2010 |
| Principal Payment Window (Months) | 357 | 248 | 174 | **128** | 97 | 74 |

**Class M-1**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 26.21 | 10.81 | 7.51 | **5.69** | 4.72 | 4.23 |
| Modified Duration (at par) | 13.92 | 7.77 | 5.88 | **4.70** | 4.03 | 3.68 |
| First Principal Payment Date | 9/25/2025 | 12/25/2008 | 5/25/2007 | **1/25/2007** | 3/25/2007 | 4/25/2007 |
| Last Principal Payment Date | 7/25/2033 | 7/25/2026 | 7/25/2020 | **7/25/2016** | 11/25/2013 | 1/25/2012 |
| Principal Payment Window (Months) | 95 | 212 | 159 | **115** | 81 | 58 |

**Class M-2**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 26.18 | 10.53 | 7.29 | **5.51** | 4.53 | 3.99 |
| Modified Duration (at par) | 13.41 | 7.52 | 5.69 | **4.53** | 3.86 | 3.47 |
| First Principal Payment Date | 9/25/2025 | 12/25/2008 | 5/25/2007 | **1/25/2007** | 1/25/2007 | 2/25/2007 |
| Last Principal Payment Date | 5/25/2033 | 2/25/2024 | 6/25/2018 | **11/25/2014** | 7/25/2012 | 12/25/2010 |
| Principal Payment Window (Months) | 93 | 183 | 134 | **95** | 67 | 47 |



## BOND SUMMARY (to Maturity)

**Class M-3**

| PPC | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (Years) | 25.95 | 9.63 | 6.61 | **5.00** | 4.10 | 3.60 |
| Modified Duration | 12.31 | 6.84 | 5.16 | **4.11** | 3.48 | 3.12 |
| First Principal Payment Date | 9/25/2025 | 12/25/2008 | 5/25/2007 | **1/25/2007** | 1/25/2007 | 1/25/2007 |
| Last Principal Payment Date | 9/25/2032 | 9/25/2019 | 12/25/2014 | **3/25/2012** | 6/25/2010 | 3/25/2009 |
| Principal Payment Window (Months) | 85 | 130 | 92 | **63** | 42 | 27 |

## Net WAC Rate related to the Class A-1 Certificates

| Period | Pay Date | Net WAC Rate |
|---|---|---|
| 1 | 1/25/2004 | 6.66 |
| 2 | 2/25/2004 | 7.09 |
| 3 | 3/25/2004 | 7.33 |
| 4 | 4/25/2004 | 7.09 |
| 5 | 5/25/2004 | 7.33 |
| 6 | 6/25/2004 | 7.09 |
| 7 | 7/25/2004 | 7.33 |
| 8 | 8/25/2004 | 7.09 |
| 9 | 9/25/2004 | 7.09 |
| 10 | 10/25/2004 | 7.33 |
| 11 | 11/25/2004 | 7.09 |
| 12 | 12/25/2004 | 7.33 |
| 13 | 1/25/2005 | 7.09 |
| 14 | 2/25/2005 | 7.09 |
| 15 | 3/25/2005 | 7.33 |
| 16 | 4/25/2005 | 7.09 |
| 17 | 5/25/2005 | 7.33 |
| 18 | 6/25/2005 | 7.09 |
| 19 | 7/25/2005 | 7.33 |


GMAC RFC

## Net WAC Rate related to the Class A-V Certificates

| Period | Pay Date | Net WAC Rate(1) | Net WAC Rate(2) | Period | Pay Date | Net WAC Rate(1) | Net WAC Rate(2) | Period | Pay Date | Net WAC Rate(1) | Net WAC Rate(2) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 1/25/2004 | 6.31 | 6.31 | 33 | 9/25/2006 | 6.08 | 7.95 | 65 | 5/25/2009 | 5.81 | 12.94 |
| 2 | 2/25/2004 | 6.71 | 6.71 | 34 | 10/25/2006 | 6.29 | 8.21 | 66 | 6/25/2009 | 5.63 | 12.52 |
| 3 | 3/25/2004 | 6.94 | 6.94 | 35 | 11/25/2006 | 5.63 | 9.88 | 67 | 7/25/2009 | 5.81 | 12.94 |
| 4 | 4/25/2004 | 6.71 | 6.71 | 36 | 12/25/2006 | 5.81 | 10.21 | 68 | 8/25/2009 | 5.63 | 12.52 |
| 5 | 5/25/2004 | 6.94 | 6.94 | 37 | 1/25/2007 | 5.63 | 9.88 | 69 | 9/25/2009 | 5.63 | 12.52 |
| 6 | 6/25/2004 | 6.71 | 6.71 | 38 | 2/25/2007 | 5.63 | 9.88 | 70 | 10/25/2009 | 5.81 | 12.94 |
| 7 | 7/25/2004 | 6.94 | 6.94 | 39 | 3/25/2007 | 5.81 | 10.21 | 71 | 11/25/2009 | 5.63 | 12.52 |
| 8 | 8/25/2004 | 6.71 | 6.71 | 40 | 4/25/2007 | 5.63 | 9.89 | 72 | 12/25/2009 | 5.81 | 12.94 |
| 9 | 9/25/2004 | 6.71 | 6.71 | 41 | 5/25/2007 | 5.81 | 10.21 | 73 | 1/25/2010 | 5.63 | 12.52 |
| 10 | 10/25/2004 | 6.94 | 6.94 | 42 | 6/25/2007 | 5.63 | 9.89 | 74 | 2/25/2010 | 5.63 | 12.52 |
| 11 | 11/25/2004 | 6.71 | 6.71 | 43 | 7/25/2007 | 5.81 | 10.21 | 75 | 3/25/2010 | 5.81 | 12.94 |
| 12 | 12/25/2004 | 6.94 | 6.94 | 44 | 8/25/2007 | 5.63 | 9.89 | 76 | 4/25/2010 | 5.63 | 12.52 |
| 13 | 1/25/2005 | 6.71 | 6.71 | 45 | 9/25/2007 | 5.63 | 9.89 | 77 | 5/25/2010 | 5.81 | 12.94 |
| 14 | 2/25/2005 | 6.71 | 6.71 | 46 | 10/25/2007 | 5.81 | 10.22 | 78 | 6/25/2010 | 5.63 | 12.52 |
| 15 | 3/25/2005 | 6.94 | 6.94 | 47 | 11/25/2007 | 5.63 | 11.81 | 79 | 7/25/2010 | 5.81 | 12.94 |
| 16 | 4/25/2005 | 6.71 | 6.71 | 48 | 12/25/2007 | 5.81 | 12.21 | 80 | 8/25/2010 | 5.63 | 12.52 |
| 17 | 5/25/2005 | 6.94 | 6.94 | 49 | 1/25/2008 | 5.63 | 11.81 | 81 | 9/25/2010 | 5.63 | 12.52 |
| 18 | 6/25/2005 | 6.71 | 6.71 | 50 | 2/25/2008 | 5.63 | 11.81 | 82 | 10/25/2010 | 5.81 | 12.94 |
| 19 | 7/25/2005 | 6.94 | 6.94 | 51 | 3/25/2008 | 5.81 | 12.21 | 83 | 11/25/2010 | 5.63 | 12.52 |
| 20 | 8/25/2005 | 6.71 | 6.71 | 52 | 4/25/2008 | 5.63 | 11.81 | 84 | 12/25/2010 | 5.81 | 12.94 |
| 21 | 9/25/2005 | 6.71 | 6.71 | 53 | 5/25/2008 | 5.81 | 12.21 | 85 | 1/25/2011 | 5.63 | 12.52 |
| 22 | 10/25/2005 | 6.94 | 6.94 | 54 | 6/25/2008 | 5.63 | 11.81 | 86 | 2/25/2011 | 5.63 | 12.52 |
| 23 | 11/25/2005 | 6.08 | 7.95 | 55 | 7/25/2008 | 5.81 | 12.21 | 87 | 3/25/2011 | 5.81 | 12.94 |
| 24 | 12/25/2005 | 6.29 | 8.21 | 56 | 8/25/2008 | 5.63 | 11.81 | 88 | 4/25/2011 | 5.63 | 12.52 |
| 25 | 1/25/2006 | 6.08 | 7.95 | 57 | 9/25/2008 | 5.63 | 11.81 | 89 | 5/25/2011 | 5.81 | 12.94 |
| 26 | 2/25/2006 | 6.08 | 7.95 | 58 | 10/25/2008 | 5.81 | 12.21 | 90 | 6/25/2011 | 5.63 | 12.52 |
| 27 | 3/25/2006 | 6.29 | 8.21 | 59 | 11/25/2008 | 5.63 | 12.52 | 91 | 7/25/2011 | 5.81 | 12.94 |
| 28 | 4/25/2006 | 6.08 | 7.95 | 60 | 12/25/2008 | 5.81 | 12.94 | 92 | 8/25/2011 | 5.63 | 12.52 |
| 29 | 5/25/2006 | 6.29 | 8.21 | 61 | 1/25/2009 | 5.63 | 12.52 | 93 | 9/25/2011 | 5.63 | 12.52 |
| 30 | 6/25/2006 | 6.08 | 7.95 | 62 | 2/25/2009 | 5.63 | 12.52 | 94 | 10/25/2011 | 5.81 | 12.94 |
| 31 | 7/25/2006 | 6.29 | 8.21 | 63 | 3/25/2009 | 5.81 | 12.94 | | | | |
| 32 | 8/25/2006 | 6.08 | 7.95 | 64 | 4/25/2009 | 5.63 | 12.52 | | | | |

(1) Assumes the 1-year LIBOR remains constant at 1.47% and run at the pricing speed to call.

(2) Assumes that 1-year LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.

## Net WAC Rate related to the Class M Certificates

| Period | Pay Date | Net WAC Rate(1) | Net WAC Rate(2) | Period | Pay Date | Net WAC Rate(1) | Net WAC Rate(2) | Period | Pay Date | Net WAC Rate(1) | Net WAC Rate(2) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 1/25/2004 | 7.27 | 7.27 | 33 | 9/25/2006 | 7.20 | 7.44 | 65 | 5/25/2009 | 7.17 | 7.93 |
| 2 | 2/25/2004 | 7.27 | 7.27 | 34 | 10/25/2006 | 7.20 | 7.44 | 66 | 6/25/2009 | 7.17 | 7.93 |
| 3 | 3/25/2004 | 7.27 | 7.27 | 35 | 11/25/2006 | 7.14 | 7.68 | 67 | 7/25/2009 | 7.17 | 7.92 |
| 4 | 4/25/2004 | 7.27 | 7.27 | 36 | 12/25/2006 | 7.14 | 7.68 | 68 | 8/25/2009 | 7.17 | 7.92 |
| 5 | 5/25/2004 | 7.27 | 7.27 | 37 | 1/25/2007 | 7.14 | 7.68 | 69 | 9/25/2009 | 7.17 | 7.92 |
| 6 | 6/25/2004 | 7.27 | 7.27 | 38 | 2/25/2007 | 7.14 | 7.68 | 70 | 10/25/2009 | 7.17 | 7.92 |
| 7 | 7/25/2004 | 7.27 | 7.27 | 39 | 3/25/2007 | 7.14 | 7.68 | 71 | 11/25/2009 | 7.17 | 7.91 |
| 8 | 8/25/2004 | 7.27 | 7.27 | 40 | 4/25/2007 | 7.14 | 7.67 | 72 | 12/25/2009 | 7.17 | 7.91 |
| 9 | 9/25/2004 | 7.27 | 7.27 | 41 | 5/25/2007 | 7.15 | 7.67 | 73 | 1/25/2010 | 7.17 | 7.91 |
| 10 | 10/25/2004 | 7.27 | 7.27 | 42 | 6/25/2007 | 7.15 | 7.67 | 74 | 2/25/2010 | 7.18 | 7.91 |
| 11 | 11/25/2004 | 7.27 | 7.27 | 43 | 7/25/2007 | 7.15 | 7.67 | 75 | 3/25/2010 | 7.18 | 7.90 |
| 12 | 12/25/2004 | 7.27 | 7.27 | 44 | 8/25/2007 | 7.15 | 7.67 | 76 | 4/25/2010 | 7.18 | 7.90 |
| 13 | 1/25/2005 | 7.27 | 7.27 | 45 | 9/25/2007 | 7.15 | 7.67 | 77 | 5/25/2010 | 7.18 | 7.90 |
| 14 | 2/25/2005 | 7.27 | 7.27 | 46 | 10/25/2007 | 7.15 | 7.66 | 78 | 6/25/2010 | 7.18 | 7.90 |
| 15 | 3/25/2005 | 7.27 | 7.27 | 47 | 11/25/2007 | 7.15 | 7.90 | 79 | 7/25/2010 | 7.18 | 7.89 |
| 16 | 4/25/2005 | 7.27 | 7.27 | 48 | 12/25/2007 | 7.15 | 7.89 | 80 | 8/25/2010 | 7.18 | 7.89 |
| 17 | 5/25/2005 | 7.27 | 7.27 | 49 | 1/25/2008 | 7.15 | 7.89 | 81 | 9/25/2010 | 7.18 | 7.89 |
| 18 | 6/25/2005 | 7.27 | 7.27 | 50 | 2/25/2008 | 7.15 | 7.89 | 82 | 10/25/2010 | 7.18 | 7.89 |
| 19 | 7/25/2005 | 7.27 | 7.27 | 51 | 3/25/2008 | 7.16 | 7.89 | 83 | 11/25/2010 | 7.18 | 7.88 |
| 20 | 8/25/2005 | 7.27 | 7.27 | 52 | 4/25/2008 | 7.16 | 7.88 | 84 | 12/25/2010 | 7.18 | 7.88 |
| 21 | 9/25/2005 | 7.27 | 7.27 | 53 | 5/25/2008 | 7.16 | 7.88 | 85 | 1/25/2011 | 7.18 | 7.88 |
| 22 | 10/25/2005 | 7.27 | 7.27 | 54 | 6/25/2008 | 7.16 | 7.88 | 86 | 2/25/2011 | 7.18 | 7.88 |
| 23 | 11/25/2005 | 7.19 | 7.44 | 55 | 7/25/2008 | 7.16 | 7.88 | 87 | 3/25/2011 | 7.19 | 7.87 |
| 24 | 12/25/2005 | 7.19 | 7.44 | 56 | 8/25/2008 | 7.16 | 7.87 | 88 | 4/25/2011 | 7.19 | 7.87 |
| 25 | 1/25/2006 | 7.19 | 7.44 | 57 | 9/25/2008 | 7.16 | 7.87 | 89 | 5/25/2011 | 7.19 | 7.87 |
| 26 | 2/25/2006 | 7.19 | 7.44 | 58 | 10/25/2008 | 7.16 | 7.87 | 90 | 6/25/2011 | 7.19 | 7.87 |
| 27 | 3/25/2006 | 7.19 | 7.44 | 59 | 11/25/2008 | 7.16 | 7.95 | 91 | 7/25/2011 | 7.19 | 7.86 |
| 28 | 4/25/2006 | 7.19 | 7.44 | 60 | 12/25/2008 | 7.16 | 7.94 | 92 | 8/25/2011 | 7.19 | 7.86 |
| 29 | 5/25/2006 | 7.19 | 7.44 | 61 | 1/25/2009 | 7.16 | 7.94 | 93 | 9/25/2011 | 7.19 | 7.86 |
| 30 | 6/25/2006 | 7.19 | 7.44 | 62 | 2/25/2009 | 7.17 | 7.94 | 94 | 10/25/2011 | 7.19 | 7.86 |
| 31 | 7/25/2006 | 7.20 | 7.44 | 63 | 3/25/2009 | 7.17 | 7.94 | | | | |
| 32 | 8/25/2006 | 7.20 | 7.44 | 64 | 4/25/2009 | 7.17 | 7.93 | | | | |

(1) Assumes the 1-year LIBOR remains constant at 1.47% and run at the pricing speed to call.
(2) Assumes the 1-year LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.